
PE
6-30-02
RECD S.E.C.
SEP 1 1 2002
1086
02057569

APPLERA CORPORATION *Annual Report*



APPLIED BIOSYSTEMS | CELERA GENOMICS

Table of contents

APPLERA CORPORATION

Mission: To provide the world's leading technology and information solutions that enable life scientists to understand and use the power of biology.

Business Groups: Applied Biosystems and Celera Genomics

Headquarters: Norwalk, Connecticut

APPLIED BIOSYSTEMS GROUP

Profile: A leading provider of technology solutions for life sciences research and related applications with customers in more than 100 countries.

Headquarters: Foster City, California

New York Stock Exchange Symbol: ABI

CELERA GENOMICS GROUP

Profile: A biopharmaceutical business engaged principally in integrating advanced technologies to discover and develop new therapeutics by leveraging its capabilities in proteomics, bioinformatics, genomics, and medicinal chemistry.

Headquarters: Rockville, Maryland

New York Stock Exchange Symbol: CRA

CELERA DIAGNOSTICS

Profile: A joint venture between Applied Biosystems and Celera Genomics, with a mission to improve human health through discovery, development, and commercialization of novel molecular diagnostic products.

Headquarters: Alameda, California



To our stockholders:

The past year was a challenging time at Applera Corporation, as it was for most technology companies. Global economic pressures and uncertainty translated into disappointing financial performance and unstable stock prices during the period. Yet this has not dampened our optimism. Our commitment to research and development produced a pipeline of new products that expanded our market opportunities, while our culture of continuous innovation drove significant redefinition of our businesses. As we begin fiscal 2003, these strategic actions have given us an even stronger foundation for serving our customers and contributing to advances in health care.

While tough times are always difficult to weather, Applera's ability to embrace change and evolution in our businesses has set the stage for new growth. During fiscal 2002, we announced an innovative concept called the Applied Biosystems Knowledge Business, which should allow researchers seamless access to information and products based on the sequencing of the human genome. At Applied Biosystems, we launched new production-level sequencers and tools for drug development that have been well received by the market. We completed the transformation of Celera Genomics' focus from information to therapeutic development. And we made investments that quickly built Celera Diagnostics into an approximately 175-person organization with top diagnostic talent and technology capabilities. The leaders of our businesses provide further detail on these exciting developments in the following pages.

Our strategy has been to manage those things we can control during downturns, while continuing to invest in the future. We have been able to increase our R&D investments consistently over the past several years. This includes the approximately $100 million we expect to invest in the Applera Genomics Initiative. This initiative, begun in July 2001, has already resulted in products that have reached the market. This level of commitment should allow us to withstand current global economic pressures and ensure that we aren't constrained when conditions improve.

Ultimately, Applera's collective resources distinguish our businesses and maximize our opportunities for long-term success. Our technologies are unmatched, yet we continue efforts to surpass them. Our financial resources allow us to stay the course and invest at a level few in our industry can match. Our businesses are strong and optimally situated in growing life sciences segments. These businesses also complement each other and benefit from synergies that don't exist elsewhere.

My confidence in our ability to grow by making breakthrough research more productive and cost-efficient continues to be bolstered by Applera's global organization of nearly 6000 employees. During a challenging year, our people have proved themselves with their creativity, flexibility, and insight. Thanks to their efforts, we will continue to help our customers operate at the forefront of discovery and strive to deliver maximum long-term value to our stockholders.

The need to facilitate discovery for the betterment of the human condition will continue to increase, and at Applera, we remain committed to leading the way.



Tony L. White
Chairman, President, and Chief Executive Officer
Applera Corporation

APPLIED BIOSYSTEMS GROUP

Fiscal 2002 has been a year of investment and preparation for new opportunities as Applied Biosystems has introduced a new generation of tools and systems to help biologists accelerate the pace of their discovery.

Revenues were $1.6 billion for the year, essentially unchanged from fiscal 2001, excluding foreign currency effects. These results reflect the overall downturn in technology spending and recent buying patterns of life sciences research customers. In response, we have managed our financial resources conservatively so we can remain productive in a tighter spending environment. As a result, we continue to be in a strong financial position at the end of a difficult year.

We have also taken a longer-term view and made a conscious commitment to expand R&D programs across our product lines. Thanks to our strong finances and the investments we have made over the past several years, we continued to introduce breakthrough products during fiscal 2002 and lay the groundwork for new products going forward.

Our core genetic analysis business has been strengthened by several product introductions that extend our offerings across the entire research spectrum. The Applied Biosystems 3730 DNA Analyzer and 3730*xl* DNA Analyzer set new standards in high-performance genetic analysis for medium- and production-level users. These 48- and 96-capillary platforms can reliably determine sequences at nearly twice the effective read length possible with previous systems. Participation in our early access program for these next-generation systems has been strong, and early response positive.

The 3100-*Avant* Genetic Analyzer also fills an important price/performance gap in our genetic analysis business. With this four-capillary system, which delivers higher performance for low- to medium-throughput DNA analysis, Applied Biosystems now offers 1-, 4-, 16-, 48-, and 96-capillary systems that cover virtually any genetic analysis need.

We were also pleased to announce our new Knowledge Business offering, through which Applied Biosystems expects to integrate the rich genomic information and sophisticated information portal from the Celera Discovery System™ (CDS) with our own information-rich products, services, and analytical tools. We expect the result will be a complete solution that will help our customers reduce the time necessary to design their experiments, select the right reagents, run those experiments, and interpret the results.

The Knowledge Business is a logical evolution. Early in our history, we provided researchers with the technology tools and reagents they needed to focus on small-scale biological problems. More recently, as sequencing and reagent technologies developed, large-scale biology projects such as sequencing the human genome have come to the fore. Here, too, Applied Biosystems has led the way in supplying tools and consumables to industrial-scale research.

With the Knowledge Business, we have come full circle: providing an information and product portal that enables researchers focused on smaller-scale biology projects to take advantage of the knowledge emerging from industrial-scale, high-throughput biology programs. The ability to conduct specific queries of definitive genomic and proteomic information using Celera Genomics' informatics tools in a context of definitive genomic and proteomic information, as well as the ability to order our off-the-shelf Assays-on-Demand™ or customized Assays-by-Design℠ to run their experiments, should have a significant impact on the quality of the results researchers receive. As the Applera Genomics Initiative draws to a close and we continue to discover novel SNPs in and around genes, we also envision that the Knowledge Business will provide an opportunity to build on our already substantial genetic analysis business.

Fiscal 2002 was also an exciting year in mass spectrometry, as we expanded our suite of next-generation tools for the proteomics and drug metabolism/pharmacokinetics (DMPK) markets. In January we introduced the Applied Biosystems 4700 Proteomics Analyzer, which uses tandem time-of-flight technology to identify and characterize thousands of proteins per day — up to 10 times faster than current technology. In May we launched the Q TRAP™ LC/MS/MS System, a first ever union of triple quadrupole and ion trap technologies, which researchers are using to identify proteins and peptides in proteomics research and small molecule drug metabolites important in therapeutic development.

Added to our existing mass spectrometry products, including the API 4000™ LC/MS/MS System, which continues to be a strong performer for DMPK studies, our family of mass spectrometry instruments now spans a wide range of needs for protein and small molecule analysis problems. In addition, our recently introduced ICAT™ protein expression reagents and upcoming second-generation ICAT reagent technology should expand researchers' ability to look at proteomics at a functional level. Upcoming products, such as the functional proteomics system we are developing with partner HTS Biosystems, should further extend our next-generation offerings in this area.

In closing, we would like to thank our stockholders and especially our employees for their support. Going forward, we continue to look for opportunities to serve the needs of the life sciences market. Applied Biosystems has faced downturns in the past and has responded with new products that appealed to our customers and carried us past our competitors. We believe that this cycle will be no different.



Michael W. Hunkapiller, Ph.D.
President
Applied Biosystems Group

CELERA GENOMICS GROUP

Celera Genomics has undergone tremendous organizational and strategic change in its evolution from a genomics information company to a biopharmaceutical business with innovative enabling technology platforms. We have undertaken this change because we believe the potential return from a successful therapeutics business is significantly greater and is more sustainable than what might be realized from an information-based business. I'm pleased to report that we bring fiscal 2002 to a close with a clear strategy and focused programs to build our therapeutics business.

Our confidence in the future is based on the quality of our technology and our people, the progress we have made toward aligning Celera's organization with its strategy, and the promise of our preclinical pipeline. Thanks to industry-leading expertise and platforms in proteomics, genomics, and informatics, Celera is strategically positioned to discover new therapeutic targets and diagnostic markers for disease. The acquisition of Axys Pharmaceuticals in late calendar 2001 added a significant preclinical small molecule pipeline, as well as an outstanding staff of biologists and structural and medicinal chemists experienced in drug discovery and lead optimization.

Celera has restructured by eliminating nonstrategic businesses and infrastructure, and by adding new management to focus on therapeutic discovery. In April we entered into a marketing and distribution agreement for the Celera Discovery System™ (CDS) with Applied Biosystems' Knowledge Business. Under this agreement Celera will continue to receive revenue from its existing customers and will also receive royalties on sales of various new Knowledge Business products. Celera will also retain access to data and other intellectual property for the benefit of its discovery programs. We intend to maintain relationships with these existing customers, fully support them for the term of their subscriptions, and explore opportunities to expand these relationships.

Executive appointments designed to further accelerate our efforts include the hiring of several senior executives with extensive experience in therapeutics, including Robert Booth, Ph.D., as our new head of R&D. With more than 20 years in the pharmaceutical industry, Dr. Booth has a solid track record of leading successful programs to discover new therapeutic compounds and to advance them into clinical trials. He is well qualified to integrate and lead our staff of almost 300 researchers.

Our most advanced preclinical programs include our collaboration with Merck & Co. to develop small molecule inhibitors of Cathepsin K, a protease target that has been shown to play a role in osteoporosis. Our collaboration with Aventis Pharmaceuticals on inhibitors of Cathepsin S has advanced to a similar stage, with compounds identified for development in multiple inflammation and autoimmune disease indications. We are also working on a number of promising unpartnered programs in antithrombotic therapeutics, specifically around the coagulation enzyme, Factor VIIa, and in oncology.

Our industrial-scale proteomics facility is now operational as well. As results from this unique integration of cell biology, protein chemistry, mass spectrometry, and informatics emerge over the next year, we are optimistic that Celera will identify targets for therapeutic intervention as well as protein-based diagnostic markers that may be of interest to Celera Diagnostics.

Taken together, Celera's technology platforms, its growing small molecule pipeline, and our plan to expand our product development team over the coming year demonstrate our commitment to building shareholder value through successful drug discovery.



Kathy Ordoñez
President
Celera Genomics Group

CELERA DIAGNOSTICS

In its first full year of operation, Celera Diagnostics has made significant progress toward our goal of improving human health by discovering, developing, and commercializing novel diagnostic tests that allow for earlier intervention and more successful disease therapy.

During fiscal 2002, we ramped up to a fully functional organization of approximately 175 employees, and we now possess top talent and diagnostic expertise in the areas of discovery, product development, manufacturing, quality, clinical affairs, regulatory, and marketing. Our experienced management team works well together and shares a common vision concerning how to proceed.

Fiscal 2002 was a year of foundation building at Celera Diagnostics. We upgraded our facility in Alameda, California, and built out our high-volume discovery laboratories for genotyping and gene expression. We integrated the molecular diagnostics team from Applied Biosystems, a dedicated group of people who created the products and technology that serve as Celera Diagnostics' entry into the market. We also filed a 510(k) on our ViroSeq™ HIV-1 Genotyping System with the U.S. Food and Drug Administration. The ViroSeq system is designed to detect drug resistance and assist physicians in prescribing effective treatment regimes.

We also made significant progress in building the infrastructure for a cost-effective, industrial-scale method for conducting gene-disease association studies, which are expected to yield novel diagnostic products based on their ability to fill high-value and as yet unmet medical needs. In the first of these studies, for Alzheimer's disease, we are searching for genetic factors in differential diagnoses of senility. In the long term, we believe this information may help tailor treatment as the effectiveness of Alzheimer's medications improves. During the coming fiscal

year, we plan to complete the Alzheimer's study, and at least three additional large-scale disease association studies. These studies, augmented by new data from the Applera Genomics Initiative, will be integral to our development of novel diagnostic products.

Through our recently announced profit-sharing alliance with Abbott Laboratories, one of the world's largest diagnostics companies, we now have a commercialization partner, which should ensure that customers around the world have access to our products. Celera Diagnostics is teaming with Abbott to develop, manufacture, and market a broad range of *in vitro* molecular diagnostic products for disease detection, disease progression monitoring, and therapy selection. At Celera Diagnostics, we will focus on genetic marker discovery, new marker validation, and assay development, while Abbott will focus on product development, sales, and marketing. Both companies will contribute existing product sales to the alliance and collaborate on the development of new tests to be provided to physicians and their patients through hospitals and clinical laboratories throughout the world.

In the coming fiscal year, we expect continued revenue growth from our current products, including our analyte-specific reagents (ASRs) for cystic fibrosis, which detect mutations that have been associated with the disease. Select clinical laboratories have started evaluating our next-generation ASRs for cystic fibrosis testing, while we continue to develop ASRs for hepatitis viral load and genotyping testing.

We are optimistic that we can move Celera Diagnostics toward profitability over the next several years through a combination of new genetic and cancer tests under development, as well as tests for the infectious disease market supported by Abbott. We are also encouraged by the promise of proteomics-based diagnostics products currently under development in conjunction with Celera Genomics.

Fiscal 2002 has been an exciting year of progress as we work with our partners to develop novel, actionable diagnostics that will drive new advances in health care. We look forward to an exciting and successful fiscal 2003.



Kathy Ordoñez
President
Celera Diagnostics

(Dollar amounts in thousands except per share amounts) Fiscal years ended June 30,	1998	1999	2000	2001	2002
Financial Operations					
Net revenues					
Applied Biosystems group	$ 940,095	$ 1,221,691	$ 1,388,100	$ 1,619,495	$ 1,604,019
Celera Genomics group	4,211	12,541	42,747	89,385	120,886
Celera Diagnostics				1,587	9,206
Eliminations		(17,335)	(59,812)	(66,341)	(32,893)
Applera Corporation	944,306	1,216,897	1,371,035	1,644,126	1,701,218
Income (loss) from continuing operations					
Applied Biosystems group	$ 24,009	$ 148,365	$ 186,247	$ 212,391	$ 168,481
Celera Genomics group	(8,315)	(44,894)	(92,737)	(186,229)	(211,772)
Celera Diagnostics				(4,960)	(44,763)
Eliminations		(6,674)	1,986	6,032	47,473
Applera Corporation	15,694	96,797	95,496	27,234	(40,581)
Per Share Information					
Applera Corporation					
Income per share from continuing operations					
Basic	$ 0.32				
Diluted	$ 0.31				
Dividends per share	$ 0.68	$ 0.51			
Applied Biosystems Group					
Income per share from continuing operations					
Basic		$ 0.74	$ 0.90	$ 1.01	$ 0.80
Diluted		$ 0.72	$ 0.86	$ 0.96	$ 0.78
Dividends per share		$ 0.0425	$ 0.17	$ 0.17	$ 0.17
Celera Genomics Group					
Net loss per share					
Basic and diluted per share		$ (0.89)	$ (1.73)	$ (3.07)	$ (3.21)
Other Information					
Cash and cash equivalents and short-term investments					
Applied Biosystems group	$ 84,091	$ 236,530	$ 394,608	$ 392,459	$ 470,981
Celera Genomics group		71,491	1,111,034	995,558	888,922
Eliminations					
Applera Corporation	84,091	308,021	1,505,642	1,388,017	1,359,903
Total assets					
Applied Biosystems group	$ 1,128,937	$ 1,347,550	$ 1,698,156	$ 1,677,887	$ 1,818,582
Celera Genomics group	6,339	344,720	1,413,257	1,220,136	1,250,044
Celera Diagnostics				14,164	21,826
Eliminations		(172,963)	(28,098)	(24,329)	(15,053)
Applera Corporation	1,135,276	1,519,307	3,083,315	2,887,858	3,075,399
Long-term debt					
Applied Biosystems group	$ 33,726	$ 31,452	$ 36,115	$ -	$ -
Celera Genomics group			46,000		17,983
Eliminations					
Applera Corporation	33,726	31,452	82,115		17,983

The selected financial data should be read in conjunction with Applera Corporation's consolidated financial statements and related notes thereto.

The recapitalization of the Company on May 6, 1999 resulted in the issuance of two new classes of common stock called Applera Corporation - Applied Biosystems Group Common Stock and Applera Corporation - Celera Genomics Group Common Stock.

The Applied Biosystems group per share data and the Celera Genomics group per share data reflect all stock splits.

Celera Diagnostics was established in fiscal 2001 as a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development and commercialization of novel diagnostics tests. The loss from continuing operations of Celera Diagnostics does not include the tax benefit recorded by the Celera Genomics group associated with such loss, as the Celera Genomics group recorded 100% of Celera Diagnostics' losses in fiscal 2001 and 2002.

A number of items impact the comparability of Applera Corporation's data from continuing operations. Before-tax amounts include:

Applied Biosystems Group

- Restructuring, other merger costs, and acquisition-related costs of $48.1 million for fiscal 1998, $6.1 million for fiscal 1999, and $2.1 million for fiscal 2000;
- Acquired in-process research and development charges of $28.9 million for fiscal 1998 and $2.2 million for fiscal 2002;
- Net gains on investments of $1.6 million for fiscal 1998, $6.1 million for fiscal 1999, $48.6 million for fiscal 2000, and $15.0 million for fiscal 2001, and net losses on investments of $8.2 million for fiscal 2002;
- Tax benefit and valuation allowance reductions of $22.2 million for fiscal 1999;
- Charges for the impairment of assets of $14.5 million for fiscal 1999;
- A restructuring reserve adjustment of $9.2 million for fiscal 1999 relating to excess fiscal 1998 restructuring liabilities;
- Charges related to the acceleration of certain long-term compensation programs as a result of the attainment of performance targets of $9.1 million for fiscal 1999 and $45.0 million for fiscal 2000;
- Charges of $4.6 million for fiscal 1999 relating to the recapitalization of the Company;
- A charge of $3.5 million for a donation to the Company's charitable foundation for fiscal 1999;
- A foreign currency hedge contract-related gain of $2.3 million for fiscal 1999; and
- A gain of $8.2 million on the sale of real estate for fiscal 2000.

Celera Genomics Group

- Charges of $4.6 million for fiscal 1999 relating to the recapitalization of the Company;
- A charge relating to the acceleration of certain long-term compensation programs as a result of the attainment of performance targets of $1.0 million for fiscal 1999;
- Charges for the impairment of assets of $69.1 million for fiscal 2001 and $15.6 million for fiscal 2002 and charges relating to excess lease space and severance costs of $13.1 million for fiscal 2002;
- A loss from the Celera Genomics group's interest in Celera Diagnostics of $5.0 million for fiscal 2001 and $44.7 million for fiscal 2002;
- Losses on investments of $6.0 million for fiscal 2002; and
- A charge for acquired in-process research and development of $99.0 million for fiscal 2002.

Discussion of Operations

Results of Operations—2002 Compared With 2001

The purpose of the following management's discussion and analysis is to provide an overview of the business of Applera Corporation ("Applera" or "our company") to help facilitate the understanding of significant factors influencing the historical operating results, financial condition and cash flows and also to convey our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our company's consolidated financial statements and related notes. Historical results and percentage relationships are not necessarily indicative of operating results for future periods.

Overview

Our company is comprised of three business segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics.

The Applied Biosystems group develops and markets instrument-based systems, reagents, software, and contract services to the life science industry and research community. Customers use these tools to analyze nucleic acids ("DNA" and "RNA") and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing.

The Celera Genomics group is engaged principally in integrating advanced technologies to discover and develop new therapeutics. The Celera Genomics group intends to leverage its capabilities in proteomics, bioinformatics and genomics to identify and validate drug targets and diagnostic marker candidates, and to discover novel therapeutic candidates. Its Celera Discovery System™ ("CDS") online platform, marketed exclusively through the Knowledge Business of the Applied Biosystems group, is an integrated source of information based on the human genome and other biological and medical sources.

Celera Diagnostics was established in the fourth quarter of fiscal 2001 as a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development and commercialization of novel diagnostics tests. Financial results of Celera Diagnostics for fiscal 2001 included three months of operations.

In fiscal 1999, following a recapitalization, we created two classes of common stock referred to as "tracking" stocks. Tracking stock is a class of stock of a corporation intended to "track" or reflect the performance of a specific business within the corporation.

Applera Corporation – Applied Biosystems Group Common Stock ("Applera – Applied Biosystems stock") is listed on the New York Stock Exchange under the ticker symbol "ABI" and is intended to reflect the relative performance of the Applied Biosystems group. Applera Corporation – Celera Genomics Group Common Stock ("Applera – Celera stock") is listed on the New York Stock Exchange under the ticker symbol "CRA" and is intended to reflect the relative performance of the Celera Genomics group. There is no single security that represents the performance of Applera Corporation as a whole, nor is there a separate security traded for Celera Diagnostics.

Holders of Applera – Applied Biosystems stock and Applera – Celera stock are stockholders of Applera. The Applied Biosystems group and the Celera Genomics group are not separate legal entities, and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities.

The Applied Biosystems group and the Celera Genomics group do not have separate Boards of Directors. Applera has one Board of Directors, which will make any decision in accordance with its good faith business judgment that the decision is in the best interests of Applera and all of its stockholders as a whole.

Our company's fiscal year ends on June 30. The company has elected not to present separate full financial statements for the Applied Biosystems group or the Celera Genomics group but instead will present financial information for each group in Note 14 to our consolidated financial statements, Segment, Geographic, Customer and Consolidating Information. This revised presentation is intended to facilitate stockholder understanding and analysis of our company and its business segments. Management's discussion and analysis addresses the consolidated financial results followed by the discussions of our three segments.

The following noteworthy developments occurred at our company since the beginning of fiscal 2002:

Applied Biosystems Group

- In November 2001, the Applied Biosystems group completed the acquisition of Boston Probes, Inc. This acquisition was intended to further the development of the Applied Biosystems group's platform for analysis of genetic information.
- In February 2002, the Applied Biosystems group and Amersham plc announced a court-mediated settlement in patent litigation between the parties.
- In March 2002, the Applied Biosystems group and MDS Inc. announced a favorable ruling in a patent infringement lawsuit against Micromass.
- During the third quarter of fiscal 2002, the Applied Biosystems group introduced the commercial version of the 4700 Proteomics Analyzer with TOF/TOF™ Optics for high-throughput proteomics.

- Effective April 1, 2002, the Applied Biosystems group and the Celera Genomics group entered into an agreement pursuant to which the Applied Biosystems group has become the exclusive distributor of CDS, beginning July 1, 2002, operated by the Celera Genomics group. The Applied Biosystems group is integrating CDS and other genomic and biological information into a Knowledge Business to include genomic assays and related content, as well as other information-rich products, services, and analytical tools to meet the needs of its customers.
- In April 2002, the Applied Biosystems group introduced the ABI 3730 and ABI 3730xl DNA Analyzers, which are expected to allow for more cost-effective, large-scale genome sequencing programs.
- In May 2002, the Applied Biosystems group, with its partner MDS Inc., introduced the Q Trap™ LC/MS/MS system. This system identifies proteins and peptides in proteomics research and small molecule drug metabolites important in therapeutic development. Both the 3730 analyzers and the Q Trap™ are expected to increase customer productivity.
- In July 2002, the Applied Biosystems group announced the launch of its Assays-on-Demand™ products, believed to be the first commercial product line to emerge from genomic data from both the public and private sector human genome sequence projects.

Celera Genomics Group

- In November 2001, the Celera Genomics group completed the acquisition of Axys Pharmaceuticals, Inc. The Axys acquisition was intended to accelerate the Celera Genomics group's evolution as a drug discovery and development business.
- In April 2002, Kathy Ordoñez was appointed President of the Celera Genomics group in addition to her role as President of Celera Diagnostics.
- Effective April 1, 2002, the Celera Genomics group and the Applied Biosystems group entered into an agreement pursuant to which the Applied Biosystems group has become the exclusive distributor of CDS, beginning July 1, 2002, from which the Celera Genomics group is entitled to earn royalties from the sale of certain Knowledge Business products for the ten-year term of the agreement.
- In fiscal 2002, the Celera Genomics group sold its plant and animal genotyping businesses.
- In June 2002, the Celera Genomics group announced the restructuring of its organization to align with its drug discovery and development strategy.
- In July 2002, The Celera Genomics group announced that Robert Booth, Ph.D. will be joining the Celera Genomics group in August 2002, as Senior Vice President of Research & Development, responsible for integrating and leading all of the Celera Genomics group's therapeutic discovery and development activities and its R&D staff of approximately 300 people.

Celera Diagnostics

- In June 2002, Celera Diagnostics and Abbott Laboratories announced an alliance to develop, manufacture and market a range of in vitro molecular diagnostic products for disease detection, disease progression monitoring and therapy selection. This alliance is expected to double Celera Diagnostics' R&D resources and provide access to Abbott's distribution network for diagnostic products.

Critical Accounting Policies

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosure of contingent assets and liabilities. Although we evaluate these estimates, which are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, on an on-going basis, actual results could differ from these estimates under different assumptions or conditions. We believe that, of the significant accounting policies discussed in Note 1 to our consolidated financial statements, the following accounting policies require management's most difficult, subjective or complex judgments:

- Revenue recognition;
- Asset impairment and valuation allowances;
- Allocation of purchase price to acquired assets and liabilities in business combinations;
- Restructuring;
- Allocations to the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics; and
- Related party transactions.

Revenue Recognition

The Applied Biosystems group records revenue generally at the time of shipment of products or performance of services. Concurrently, it records provisions for warranty, returns, and installation based on historical experience and anticipated product performance. Revenue is not recognized at the time of shipment of products in situations where risks and rewards of ownership are transferred to the customer at a point other than shipment due to either the shipping terms or the existence of an acceptance clause.

The Celera Genomics group recognizes revenue on subscription fees for access to the Online/Information Business databases ratably over the contracted period.

The Celera Genomics group recognizes revenue and profit on long-term contracts in accordance with the percentage-of-completion method. Under this method,

revenue is recognized based on either the costs incurred compared to total costs expected to be incurred as work is performed or on the relative costs for a completed phase compared to the estimate of total expected contract costs when delivery and/or acceptance provisions are present. Revenue from short-term contracts is recognized upon completion. The percentage-of-completion method relies on estimates of total expected contract revenues and costs. Material changes in estimated costs to complete could have a material impact on the profitability of such long-term contracts in future periods.

Asset Impairment and Valuation Allowances

Inventory

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Reserves for obsolescence and excess inventory are provided based on historical experience and estimates of future product demand. If actual demand is less favorable than our estimates, inventory write-downs may be required.

Investments

Publicly traded minority equity investments are recorded at fair value, with the difference between cost and fair value recorded to other comprehensive income within stockholders' equity. When the fair value of these investments declines below cost, and the decline is viewed as other-than-temporary, the cost basis is written down to fair value which becomes the new cost basis, and the write-down is included in current earnings. We determine whether a decline in fair value is other-than-temporary based on the extent to which cost exceeds fair value, the duration of the market decline, the intent to hold the investment, and the financial health of, and specific prospects for, the investee.

Deferred tax asset

We record a valuation allowance against deferred tax assets if it is more likely than not that we will not be able to utilize these assets to offset future taxes. This valuation allowance is based on estimates of future taxable profits and losses and tax planning strategies. Subsequent revisions to estimates of future taxable profits and losses and tax planning strategies could change the amount of the deferred tax asset we would be able to realize in the future, and therefore could increase or decrease the valuation allowance.

Long-lived assets, including goodwill

In July 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and as a result no longer amortize goodwill. Instead, we test goodwill for impairment at the reporting unit level, at least annually, by determining the fair value of the reporting unit and comparing it with its book value. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied fair value. SFAS No. 142 requires management to estimate the fair value of each reporting unit, as well as the fair value of the assets and liabilities of each reporting unit, other than goodwill. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit.

We review other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, of the related operation and compare it to the carrying value of the asset in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based upon a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

Future adverse changes in market conditions or poor operating results of a related reporting unit may require us to record an impairment charge in the future.

Allocation of Purchase Price to Acquired Assets and Liabilities in Business Combinations

The cost of an acquired business is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess fair value using a variety of methods, including the use of independent appraisers, present value models, and estimation of current selling prices and replacement values. Amounts recorded as intangible assets, including acquired in-process research and development ("IPR&D"), are based upon assumptions and estimates regarding the amount and timing of projected revenues and costs, appropriate risk-adjusted discount rates, as well as assessing the competition's ability to commercialize products before we can. Also, upon acquisition, we determine the estimated economic lives of the acquired intangible assets for amortization purposes. Actual results may vary from projected results.

Restructuring

From time to time, we may undertake actions to improve profitability and cash flow performance, as appropriate. Upon approval of a restructuring plan by management, we will expense costs related to the plan that do not benefit future periods. These costs could include estimates of severance and termination benefits, facility-related expenses, elimination or reduction of product lines, asset-related write-offs, and termination of contractual obligations, among other items. We will periodically review these cost estimates and adjust the restructuring liability, as appropriate.

During fiscal 2002, the Celera Genomics group recorded a liability based on management's estimates related to sublease activities for office space associated with its Paracel business. We will evaluate the commercial real estate market conditions periodically to determine if estimates of the amount and timing of future sublease income are reasonable based on current and expected commercial real estate market conditions and actual sublease activity. If we determine that the estimates for sublease proceeds have significantly changed, an adjustment to the liability would be recognized in the period in which such determination was made.

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Exit or Disposal Activities." Please refer to Recently Issued Accounting Standards in this MD&A for further discussion.

Allocations to the Applied Biosystems Group, the Celera Genomics Group, and Celera Diagnostics

The attribution of the assets, liabilities, revenues and expenses to the Applied Biosystems group, the Celera Genomics group, or Celera Diagnostics is primarily based on specific identification of the businesses included in each business segment. Where specific identification is not practical, other methods and criteria, which require the use of judgments and estimates, are used that we believe are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to each business segment.

It is not practical to specifically identify the portion of corporate overhead expenses attributable to each of the businesses. As a result, we allocate these corporate overhead expenses primarily based upon headcount, total expenses, or revenues attributable to each business.

During the fourth quarter of fiscal 2001, Celera Diagnostics was established as a joint venture between the Applied Biosystems group and the Celera Genomics group. Refer to Note 14 to our consolidated financial statements for more information regarding Celera Diagnostics. The Applied Biosystems group contributed its molecular diagnostics business as part of its initial contribution to the joint venture. The Celera Genomics group and the Applied Biosystems group account for their investments in Celera Diagnostics under the equity method of accounting, with the Celera Genomics group recording 100 percent of the initial losses, up to $300 million, in its income statement as loss from joint venture. The Celera Genomics group and the Applied Biosystems group will share losses incurred by Celera Diagnostics in excess of $300 million equally. Celera Diagnostics has accumulated net losses of $49.7 million through June 30, 2002. Celera Diagnostics' profits, if any, will be shared in the ratio of 65 percent to the Celera Genomics group and 35 percent to the Applied Biosystems group until the cumulative profits of Celera Diagnostics equal the initial losses. Once cumulative profits exceed initial losses up to $300 million, Celera Diagnostics' profits will be shared equally between the groups.

To determine earnings per share, the earnings allocated to each class of common stock are determined by our Board of Directors. This determination is generally based on the net income or loss amounts of the corresponding group determined in accordance with accounting principles generally accepted in the United States of America, consistently applied.

The management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to the businesses may be modified or rescinded, or additional policies may be adopted, at the sole discretion of our Board of Directors at any time without stockholder approval. Our Board of Directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of our company and all of its stockholders as a whole.

A decision to modify or rescind the management and allocation policies, or adopt additional policies, could have different effects on holders of Applera – Applied Biosystems stock and holders of Applera – Celera stock or could result in a benefit or detriment to one class of stockholders compared to the other class.

Related Party Transactions

The Applied Biosystems group is a supplier of instruments and consumables to the Celera Genomics group and Celera Diagnostics. The Celera Genomics group makes its genomic information and bioinformatic tools available to the Applied Biosystems group and Celera Diagnostics.

The Applied Biosystems group, the Celera Genomics group or Celera Diagnostics may sell or lease products to, or perform services for, one another at fair value to be used in the purchasing business' commercial activities. The selling business records revenues on these transactions when the product is shipped, as the service is performed, or over the term of the lease, as applicable.

The Applera businesses also may jointly undertake a project, such as the Applera Genomics Initiative, where the total costs and benefits of the project are shared. Shipments of products or performance of services related to such joint projects are not recorded as revenue by any of the businesses, but instead are included, at cost, in the total project costs that are shared based on each business' expected benefit.

Our businesses may perform services for one another, which are not directly attributable to either businesses' revenue generating activities. In these cases, the business performing the services charges the benefiting business the cost of performing the services, including overhead.

Effective April 1, 2002, the Applied Biosystems group entered into an agreement pursuant to which the Applied Biosystems group has become the exclusive distributor of CDS, beginning July 1, 2002, operated by the Celera Genomics group. As a result of this arrangement, the Applied Biosystems group is integrating CDS and other genomic and biological information into a Knowledge Business. In exchange for marketing and distribution rights to CDS and other genomic and biological information and access to CDS and related content, the Applied Biosystems group will provide the Celera Genomics group with royalty payments on revenues generated by sales of certain products of the Knowledge Business from July 1, 2002 through the end of fiscal 2012. The royalty rate is progressive, up to a maximum of 5%, with the level of sales through fiscal 2008. The royalty rate becomes a fixed percentage of sales starting in fiscal 2009, and the rate declines each succeeding fiscal year through fiscal 2012. Assays-on-Demand™, Assays-by-Design℠, certain reagents for arrays, and new database subscriptions sold by the Knowledge Business are the products subject to royalties.

The Celera Genomics group will continue to be responsible for the performance of its obligations under all contracts relating to its information products and services either existing on the effective date of the marketing and distribution agreement or which were entered into during a transition period ended June 30, 2002 (as well as renewals, if any, of these contracts) and will receive all revenues and other benefits under, and be responsible for all costs and expenses associated with, such contracts. Assuming the Celera Genomics group continues to perform under its existing contracts, the Applied Biosystems group will reimburse the Celera Genomics group if earnings before interest, taxes, depreciation, and amortization from these contracts during the four fiscal years ending with fiscal year 2006 are below $62.5 million and the shortfall is due to business initiatives of the Applied Biosystems group.

Events Impacting Comparability

Acquisitions and Investments

Paracel

During the fourth quarter of fiscal 2000, we acquired Paracel, Inc. in a stock-for-stock transaction and accounted for this acquisition under the purchase method of accounting. Paracel produces advanced genomic and text analysis technologies. Its products include a hardware accelerator for sequence comparison, a hardware accelerator for text search, and sequence analysis software tools. Approximately 1.6 million shares of Applera – Celera stock were issued in exchange for the outstanding shares of Paracel common stock not previously owned by us. At the time of the acquisition, we owned 14% of Paracel. The net assets and results of operations of Paracel have been allocated to the Celera Genomics group.

Axys Pharmaceuticals and Boston Probes

We acquired Axys Pharmaceuticals, Inc. and Boston Probes, Inc. during the second quarter of fiscal 2002. The results of operations for these acquired businesses, which were accounted for under the purchase method of accounting, have been included in the consolidated financial statements since the date of acquisition. The net assets and results of operations of Axys have been allocated to the Celera Genomics group. The net assets and results of operations of Boston Probes have been allocated to the Applied Biosystems group.

A discussion of significant acquisitions and investments is provided in Note 2 to our consolidated financial statements.

Acquired Research and Development

During fiscal 2002, we recorded charges to write-off the value of acquired IPR&D in connection with the Axys and Boston Probes acquisitions. The Applied Biosystems group recorded a charge of $2.2 million relating to Boston Probes and the Celera Genomics group recorded a charge of $99.0 million relating to Axys. As of the acquisition dates, the technological feasibility of the related projects had not been established, and it was determined that the acquired projects had no future alternative uses.

The amounts attributed to acquired IPR&D were based on independent appraisals and were developed using an income approach. The in-process technologies were valued using a discounted cash flow model on a project-by-project basis.

The Axys projects acquired as part of the acquisition are in various stages of research and development and will require additional research and development efforts by the Celera Genomics group or our collaborators before any eventual products can be marketed, if ever. These efforts include extensive pre-clinical and clinical testing

and are subject to lengthy regulatory review and approval by the United States Food and Drug Administration. The nature and timing of these remaining efforts are dependent upon successful testing and approval of the products as well as maintaining the existing collaborative relationships and entering into new collaborative relationships. If collaboration partners terminate or elect to cancel their agreements or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization process could be delayed or abandoned.

The following table briefly describes the Axys IPR&D projects.

Project	Development Status at Acquisition	Development Status and Nature/Timing of Remaining Efforts at June 30, 2002	Value at Acquisition Date
			(in millions)
Partnered Projects:			
Cathepsin S:			
Collaboration with Aventis Pharmaceuticals Products, Inc. with the objective of discovery and development of small molecule drugs that inhibit Cathepsin S, a human cysteine protease associated with certain inflammatory and autoimmune diseases, such as asthma and atherosclerosis	Pre-clinical studies	Investigational New Drug ("IND") enabling studies announced in January 2002; Expect to continue pre-clinical studies during calendar 2002. Our portion of collaboration completed in April 2002.	$ 37.7
Cathepsin K:			
Collaboration with Merck & Co., Inc. to develop small molecule inhibitors of Cathepsin K for the treatment of osteoporosis	Pre-clinical studies	Expect to identify additional safety assessment candidate(s) and carry out further pre-clinical efficacy, safety and toxicology studies during calendar 2002. Our portion of collaboration expected to be completed in December 2002.	26.6
Tryptase:			
Collaboration with Bayer AG to identify oral tryptase inhibitors for the treatment of asthma	Pre-clinical studies	Expect to continue pre-clinical studies during calendar 2002. Our portion of collaboration completed in January 2002.	14.9
Total for partnered projects			$ 79.2
Unpartnered Projects:			
Cathepsin F:			
Development of compounds for inflammatory diseases such as asthma and rheumatoid arthritis	Pre-clinical studies	Expect to continue pre-clinical studies through calendar 2002. IND enabling studies expected in calendar 2003.	$ 8.9
Urokinase:			
Oncology program focused on development of inhibitors of the protease urokinase to interfere with angiogenesis and metastasis processes	Pre-clinical studies	Project is no longer being pursued.	4.7
Serm-beta:			
Oncology program utilizing licenses granted by Celgene Corp. for exclusive rights to selective estrogen receptor-beta modulators	Pre-clinical studies	Expect to complete pre-clinical studies during calendar 2002.	4.3
Factors VIIa & Xa:			
Development of oral and parenteral therapeutics for blood clotting disorders, such as deep vein thrombosis, stroke, and myocardial infarction or heart attack	Pre-clinical studies	Expect to complete pre-clinical studies during calendar 2002.	1.9
Total for unpartnered projects			$ 19.8
			$ 99.0

As of June 30, 2002, the Celera Genomics group's portion of the estimated costs to complete the partnered projects is not expected to be significant. The costs to complete the unpartnered projects are dependent on decisions of how to commercialize, such as whether to partner the project, and at what stage to partner. The Celera Genomics group has initiated a review of the unpartnered pre-clinical projects that may lead to revised prioritization, resourcing and strategy to move toward clinical trials and commercialization. As a result, actual results may vary from the valuation assumptions outlined in Note 2 to our consolidated financial statements.

Restructuring and Other Special Charges

During the fourth quarter of fiscal 2002, the Celera Genomics group recorded a before-tax charge of $2.8 million related to the restructuring of its organization to focus on drug discovery and development. The charge related to a workforce reduction.

Additionally, during fiscal 2002, the Celera Genomics group recorded a before-tax charge of $25.9 million related to the Paracel business. This charge was comprised of $23.0 million recorded in other special charges primarily for the impairment of goodwill and other intangible assets and a provision for the estimated cost of excess lease space. This charge also included $2.9 million recorded in cost of sales for impairment of Paracel inventory. The charge resulted from Paracel's unfavorable performance against the lowered profitability outlook for the business established during the fourth quarter of fiscal 2001, at the time of the initial charge described below.

During the fourth quarter of fiscal 2001, the Celera Genomics group recorded a before-tax, non-cash charge of $69.1 million for the impairment of goodwill and other intangible assets associated with Paracel. This special charge reduced the carrying value of the net assets of Paracel to their estimated fair value at that time. Management based the need for this assessment on Paracel's substantially lower than originally anticipated performance and the future outlook of this business.

During fiscal 2000, we incurred $2.1 million of before-tax costs associated with acquisitions for the Applied Biosystems group which were not consummated.

Investments

During the fourth quarter of fiscal 2002, the Applied Biosystems group recorded $8.2 million and the Celera Genomics group recorded $6.0 million of before-tax charges for other-than-temporary impairments of minority equity investments, net of gains from sales.

The Applied Biosystems group recorded before-tax gains of $15.0 million during fiscal 2001 and $48.6 million during fiscal 2000 related to the sales of minority equity investments.

Other Events Impacting Comparability

Fiscal 2000 included charges of $45.0 million to selling, general and administrative expenses for costs related to the acceleration of certain long-term compensation programs as a result of the attainment of performance targets. This charge was allocated to the Applied Biosystems group.

During the fourth quarter of fiscal 2000, the Applied Biosystems group recorded a gain of $8.2 million in other income from the sale of real estate.

Discussion of Applera Corporation's Consolidated Operations

Results of Operations—2002 Compared With 2001

Net Income (Loss) (Dollar amounts in millions)	2001	2002
Net income before special items	$ 84.7	$ 92.6
After-tax effect of special items:		
Acquired IPR&D charges		(101.2)
Paracel-related charges	(67.2)	(21.0)
Gain (loss) on investments	9.7	(9.2)
Restructuring charge		(1.8)
Net income (loss)	$ 27.2	$ (40.6)

Excluding special items, net income increased 9.3% in fiscal 2002 due to increased net revenues and the non-amortization of goodwill, which were partially offset by lower interest income and higher R&D expenses. On a group basis, excluding the special items, the Applied Biosystems group reported net income of $176.0 million for fiscal 2002 compared with $202.6 million for fiscal 2001, and the Celera Genomics group reported a net loss of $86.1 million for fiscal 2002 compared with a net loss of $119.0 million for fiscal 2001.

Our net revenues increased 3.5% in fiscal 2002. Net revenues increased 5.6% in the United States, 0.9% in Europe, and 5.0% in Asia Pacific, and decreased 16.7% in Latin America and other markets, compared with the prior fiscal year. The effects of foreign currency reduced net revenues by approximately $13 million, or 1%, when comparing fiscal 2002 with fiscal 2001. On a segment basis, net revenues for the Applied Biosystems group were $1,604.0 million for fiscal 2002 and $1,619.5 million for fiscal 2001. The Celera Genomics group reported net revenues of $120.9 million for fiscal 2002 compared with $89.4 million for fiscal 2001. Celera Diagnostics reported net revenues of $9.2 million for fiscal 2002 compared with $1.6 million for fiscal 2001. Please read our discussion of segments for further information on their financial results.

Gross margin as a percentage of net revenues was 53.0% for fiscal 2002 compared with 52.5% for fiscal 2001. Fiscal 2002 gross margin included $2.9 million of inventory-related write-offs related to the Paracel business. Excluding the special charge, gross margin increased to 53.2% of revenues. The higher gross margin percentage for fiscal 2002 was due primarily to increased subscription revenues for the Celera Genomics group, changes in product mix at the Applied Biosystems group, and price increases in certain product lines of the Applied Biosystems group, partially offset by lower margins from increased revenue generated by contract sequencing at the Celera Genomics group and the negative effects of foreign currency.

Our SG&A expenses, as a percentage of net revenues, decreased to 25.8% for fiscal 2002 compared with 26.8% for fiscal 2001 primarily due to revenue growth as well as the refocus towards drug discovery at the Celera Genomics group, partially offset by increased expenses at Celera Diagnostics as it increased its staff to meet business objectives. On a segment basis, SG&A expenses for the Applied Biosystems group were $379.2 million for fiscal 2002 and $380.6 million for fiscal 2001. SG&A expenses for the Celera Genomics group were $50.4 million for fiscal 2002 compared with $58.3 million for fiscal 2001. SG&A expenses for Celera Diagnostics were $8.7 million for fiscal 2002 and $1.1 million for fiscal 2001.

R&D expenses increased $58.5 million to $381.9 million for fiscal 2002 as compared to fiscal 2001 due primarily to spending on: our Applera Genomics Initiative, a collaboration for which expenses have been shared equally among our businesses, for commercializing products from information obtained through analysis of the human genome; diagnostics programs associated with the Celera Diagnostics business; the continued development of new products and technologies by the Applied Biosystems group; therapeutic discovery programs at the Celera Genomics group; and higher compensation-related expenses. These increases were partially offset by lower R&D expenses associated with genome sequencing programs conducted by the Celera Genomics group. On a segment basis, R&D expenses for the Applied Biosystems group were $219.6 million for fiscal 2002 and $184.5 million for fiscal 2001. R&D expenses for the Celera Genomics group were $132.7 million for fiscal 2002 compared with $164.7 million for fiscal 2001. R&D expenses for Celera Diagnostics were $39.0 million for fiscal 2002 and $4.5 million for fiscal 2001.

We recorded non-cash amortization expenses of $7.4 million in fiscal 2002 compared to $43.9 million in fiscal 2001 relating to the amortization of goodwill and other intangible assets. Effective July 1, 2001, we adopted the provisions of SFAS No. 142, and as a result, we did not amortize goodwill during fiscal 2002. Refer to Note 1 to our consolidated financial statements for a further discussion.

Interest income decreased $35.4 million for fiscal 2002, primarily attributable to lower average interest rates during fiscal 2002 as compared to fiscal 2001.

Other income (expense), net was an expense of $5.1 million for fiscal 2002, which consisted primarily of our share of losses from equity method investments and other non-operating costs, partially offset by a net gain on the sale of the Celera Genomics group's AgGen plant genotyping business. Other income (expense), net was an expense of $6.7 million for fiscal 2001, which was primarily related to costs associated with our foreign currency risk management program.

Excluding the special items and the amortization of goodwill primarily related to Paracel, the effective

income tax rate was 20% for fiscal 2002 compared with 26% for fiscal 2001. The lower effective income tax rate in fiscal 2002 was primarily due to the implementation of certain tax planning strategies allowing for the use of foreign tax credits. In addition to the use of foreign tax credits, the effective income tax rate for fiscal 2002 was favorably impacted by R&D tax credits and tax benefits of export operations when comparing the effective income tax rate to the federal statutory rate of 35%. The fiscal 2001 effective income tax rate also benefited from the same items as in fiscal 2002, as well as relatively higher income in foreign tax jurisdictions with lower rates than the federal statutory rate. An analysis of the differences between the federal statutory income tax rate and the effective income tax rate is provided in Note 3 to our consolidated financial statements.

Results of Operations—2001 Compared With 2000

Net Income
(Dollar amounts in millions)

	2000	2001
Net income before special items	$ 95.5	$ 84.7
After-tax effect of special items:		
Asset impairment		(67.2)
Long-term compensation programs	(35.5)	
Acquisition-related costs	(1.4)	
Gain on investments	31.6	9.7
Gain on sale of real estate	5.3	
Net income	$ 95.5	$ 27.2

Excluding special items, net income decreased 11.3% in fiscal 2001 due to increased investment in research and development activities, the amortization of goodwill and intangibles primarily due to Paracel, and the negative effects of foreign currency. These increased expenses were partially offset by growth in net revenues, higher interest income, and lower SG&A expenses as a percentage of net revenues. On a group basis, excluding the special items from both fiscal years, the Applied Biosystems group reported net income of $202.6 million for fiscal 2001 compared with $186.2 million for fiscal 2000, and the Celera Genomics group reported a net loss of $119.0 million for fiscal 2001 compared with a net loss of $92.7 million for fiscal 2000.

Our net revenues increased 19.9% in fiscal 2001. Geographically, we reported revenue growth in all regions for fiscal 2001 compared with fiscal 2000. Net revenues increased 19.0% in the United States, 16.1% in Europe, 24.3% in Asia Pacific, and 41.9% in Latin America and other markets, compared with the prior fiscal year. The effects of foreign currency reduced net revenues by approximately $46 million, or 3%, when comparing fiscal 2001 with fiscal 2000, due primarily to weakness in the euro, the British pound and the Japanese yen. On a group basis, net revenues for the Applied Biosystems group were $1.6 billion for fiscal 2001 compared with $1.4 billion for fiscal 2000. The Celera Genomics group reported net revenues of $89.4 million for fiscal 2001 compared with $42.7 million for fiscal 2000.

Gross margin as a percentage of net revenues decreased to 52.5% for fiscal 2001 compared with 54.5% for fiscal 2000 due primarily to investment in new products and the negative effects of foreign currency.

Excluding the long-term compensation charge from fiscal 2000, SG&A expenses increased 12.3% in fiscal 2001 as compared with fiscal 2000 due to higher planned worldwide selling and marketing expenses commensurate with growth in revenues and orders. On a group basis, SG&A expenses for the Applied Biosystems group were $380.6 million for fiscal 2001 compared with $393.9 million for fiscal 2000. SG&A expenses for the Celera Genomics group were $58.3 million for fiscal 2001 and $43.0 million for fiscal 2000.

R&D expenses increased $67.8 million for fiscal 2001 as compared to fiscal 2000 primarily due to investment in new products and technologies such as novel, high-throughput instruments for gene and protein studies and related consumable products, as well as increased expenses attributed to the development of the Celera Genomics group's discovery program and gene discovery work and the acceleration of its capabilities in proteomics and functional genomics. Substantially offsetting the fiscal 2001 increases in R&D expenses was the change in classification of the costs of certain activities, previously performed for R&D purposes, to cost of sales as such activities evolved into commercial business for the Celera Genomics group during fiscal 2001. On a group basis, R&D expenses for the Applied Biosystems group were $184.5 million for fiscal 2001 and $141.2 million for fiscal 2000. R&D expenses for the Celera Genomics group were $164.7 million for fiscal 2001 compared with $148.6 million for fiscal 2000.

We recorded non-cash amortization expenses of $43.9 million in fiscal 2001 compared to $4.2 million in fiscal 2000 relating to the amortization of goodwill and other intangibles, primarily due to Paracel, which was acquired during the fourth quarter of fiscal 2000.

The higher interest expense for fiscal 2000 reflected the financing of the purchase of the Celera Genomics group's Rockville, Maryland facilities. The financing, entered into during the first quarter of fiscal 2000, was repaid in the second quarter of fiscal 2001. Interest income increased $40.9 million primarily due to higher average cash and cash equivalents and short-term investments in fiscal 2001. Interest income in fiscal 2000 included interest on a $150 million note receivable relating to the sale of the Analytical Instruments business. The note, which was outstanding for most of fiscal 2000, was collected in the fourth quarter of fiscal 2000.

For fiscal 2001, other income (expense), net was an expense of $6.7 million, which related primarily to our

foreign currency management program. For fiscal 2000, other income (expense), net was income of $3.4 million, which related primarily to a gain on the sale of real estate, and was partially offset by costs associated with our foreign currency management program. We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective July 1, 2000. See Note 10 to our consolidated financial statements for further discussion of our policy for financial instruments.

Our effective income tax rate was 63% for fiscal 2001 compared with 30% for fiscal 2000. Excluding the special items in both fiscal years and the amortization of goodwill primarily relating to Paracel, the effective tax rate was 26% for fiscal 2001 compared with 24% for fiscal 2000. An analysis of the differences between the federal statutory income tax rate and the effective income tax rate is provided in Note 3 to our consolidated financial statements.

Discussion of Consolidated Financial Resources and Liquidity

We had cash and cash equivalents and short-term investments of $1.4 billion at June 30, 2002 and 2001. We maintain a $100 million revolving credit agreement with four banks that expires on April 20, 2005, under which there are no outstanding borrowings. Cash provided by operating activities has been our primary source of funds.

We believe that existing funds, cash generated from operations, and existing sources of debt financing are adequate to satisfy our normal operating cash flow needs, planned capital expenditure requirements, and dividends for the foreseeable future. However, we may raise additional capital from time to time.

(Dollar amounts in millions)	2001	2002
Cash and cash equivalents and short-term investments	$ 1,388.0	**$ 1,359.9**
Total debt	45.2	**18.3**
Working capital	1,454.4	**1,385.3**
Debt to total capitalization	2.1%	**0.8%**

During fiscal 2002, in connection with the Axys acquisition, we assumed $26.0 million of 8% senior secured convertible notes, of which $10.0 million was subsequently repaid. Also during fiscal 2002, we repaid a yen 3.8 billion, or $29.0 million, loan upon its scheduled maturity. During fiscal 2000, we obtained financing of $46 million, specifically for the purchase of the Celera Genomics group's Rockville, Maryland facilities. We repaid this debt during fiscal 2001.

Cash and cash equivalents in fiscal 2002 decreased as cash generated by operating activities and proceeds from stock issuances was used to purchase capital assets, invest in short-term investments, acquire Boston Probes, repay debt, pay dividends and purchase common stock for treasury.

(Dollar amounts in millions)	2000	2001	2002
Net cash from operating activities	$ 108.2	$ 86.4	**$ 212.9**
Net cash from investing activities	(455.0)	(408.9)	**(259.4)**
Net cash from financing activities	1,030.7	(20.0)	**(120.4)**

Net cash from operating activities for fiscal 2002 was $126.5 million higher than the fiscal 2001 level. This increase was primarily due to strong working capital management, partially offset by lower income-related cash flows.

Accounts payable and other liabilities increased in fiscal 2002 due to increases in the accruals for compensation and benefits and taxes other than income. Accounts payable and other liabilities decreased in fiscal 2001 due to the timing of income tax payments and higher compensation costs accrued at the end of fiscal 2000 relating to the acceleration of certain long-term compensation programs.

Capital expenditures, net of disposals, were $114.1 million in fiscal 2002, $177.3 million in fiscal 2001, and $123.6 million in fiscal 2000. Fiscal 2002 capital expenditures included the Applied Biosystems group's facilities expansion in Pleasanton, CA and capital spending related to the expansion of laboratory facilities for therapeutics research and development purposes for the Celera Genomics group as well as software purchases for both groups. Fiscal 2001 capital expenditures were primarily due to the Applied Biosystems group's purchase of the property in Pleasanton, California, where the facilities expansion is occurring, for approximately $54 million, capital expenditures for production equipment related primarily to oligonucleotide manufacturing, and other capital spending related to the construction of laboratory facilities for the Applied Biosystems group. Fiscal 2001 capital expenditures also included payments for building improvements and equipment related to the development of a laboratory to support the Celera Genomics group's proteomics and discovery capabilities efforts and costs related to internally developed software. Capital expenditures in fiscal 2000 included $8.6 million related to improvement of our information technology infrastructure and $21.6 million for the acquisition of an airplane. Fiscal 2000 capital expenditures also included payments of $8.1 million for software licenses and expenditures associated with the continued development of the laboratories, facilities, and data center at the Celera Genomics group's Rockville, Maryland facilities.

Cash paid in connection with our acquisitions and investments in equity interests of other companies was $41.9 million in fiscal 2002, $8.9 million in fiscal 2001, and $23.0 million in fiscal 2000. We acquired the remaining 87% of Boston Probes, not previously owned, for approximately $37 million in fiscal 2002. Net cash

proceeds from the sale of minority equity investments and real estate were $5.2 million in fiscal 2002, $15.5 million in fiscal 2001, and $82.8 million in fiscal 2000.

We purchased short-term investments with funds received in fiscal 2000 from the follow-on public offering of Applera – Celera stock.

In fiscal 2002, we purchased $69.0 million of Applera – Applied Biosystems stock and $0.9 million of Applera – Celera stock for treasury. $3.0 million of Applera – Applied Biosystems stock and $0.9 million of Applera – Celera stock was subsequently reissued for stock plans.

For information regarding our company's financial obligations and commitments, see Notes 8 and 9 to our consolidated financial statements.

Discussion of Segments' Operations, Financial Resources and Liquidity

Applied Biosystems Group

Results of Operations—2002 Compared With 2001

(Dollar amounts in millions)	2001	2002	% Increase/ (Decrease)
Net revenues	$ 1,619.5	$ 1,604.0	(1.0%)
Cost of sales	774.5	768.5	(0.8%)
Gross margin	845.0	835.5	(1.1%)
SG&A expenses	380.6	379.2	(0.4%)
R&D	184.5	219.6	19.0%
Acquired research and development		2.2	
Operating income	279.9	234.5	(16.2%)
Gain (loss) on investments, net	15.0	(8.6)	(157.3%)
Interest expense	(1.3)	(0.9)	(30.8%)
Interest income	16.8	13.1	(22.0%)
Other income (expense), net	(5.9)	(0.6)	(89.8%)
Income before income taxes	304.5	237.5	(22.0%)
Provision for income taxes	92.1	69.0	(25.1%)
Net income	$ 212.4	$ 168.5	(20.7%)

As previously described in events impacting comparability, fiscal 2002 and 2001 results were impacted by the following pre-tax items:

- Gains related to the sale of investments of $15.0 million in fiscal 2001;
- $8.2 million charge for other-than-temporary impairment of minority equity investments in fiscal 2002; and
- $2.2 million charge to write-off acquired IPR&D in fiscal 2002.

The following table presents the operating results for the Applied Biosystems group excluding these special items from both fiscal years.

(Dollar amounts in millions)	2001	2002	% Increase/ (Decrease)
Net revenues	$ 1,619.5	$ 1,604.0	(1.0%)
Cost of sales	774.5	768.5	(0.8%)
Gross margin	845.0	835.5	(1.1%)
SG&A expenses	380.6	379.2	(0.4%)
R&D	184.5	219.6	19.0%
Operating income	279.9	236.7	(15.4%)
Loss on investments, net		(0.4)	
Interest expense	(1.3)	(0.9)	(30.8%)
Interest income	16.8	13.1	(22.0%)
Other income (expense), net	(5.9)	(0.6)	(89.8%)
Income before income taxes	289.5	247.9	(14.4%)
Provision for income taxes	86.9	71.9	(17.3%)
Net income	$ 202.6	$ 176.0	(13.1%)
Percentage of net revenues:			
Gross margin	52.2%	52.1%	
SG&A expenses	23.5%	23.6%	
R&D	11.4%	13.7%	
Operating income	17.3%	14.8%	
Effective income tax rate	30%	29%	

Net income, on a comparable basis excluding special items, decreased in fiscal 2002 primarily due to lower revenues and higher R&D expenses. The negative effects of foreign currency reduced net income by approximately $3 million, or 1%, as compared with fiscal 2001.

Net revenues from the Celera Genomics group, primarily from leased instruments and consumables shipments, were $22.4 million for fiscal 2002, or 1.4% of the Applied Biosystems group's net revenues, and $64.1 million for fiscal 2001, or 4.0% of net revenues. The negative effects of currency reduced net revenues during fiscal 2002 by approximately $13 million, or 1%, as compared to fiscal 2001. The following table sets forth the Applied Biosystems group's revenues geographically for the fiscal years ended June 30:

(Dollar amounts in millions)	2001	2002	% Increase/ (Decrease)
United States	$ 812.4	$ 762.3	(6.2%)
Europe	419.9	439.2	4.6%
Asia Pacific	341.1	355.7	4.3%
Latin America and other markets	46.1	46.8	1.5%
Total	$ 1,619.5	$ 1,604.0	

For fiscal 2002, revenues from instrument sales were $762.9 million, a decrease of 6.2% from $813.3 million in the prior fiscal year. The decrease in instrument sales was caused primarily by weakened economic and equity market conditions for biotechnology companies, as well as from significant placements of the ABI PRISM® 3700 DNA Analyzer at large genome centers during fiscal 2001. These factors were partially offset by significant increases in sales of Sequence Detection Systems ("SDS") instruments for gene expression and single nucleotide polymorphism ("SNP") analysis and strong increases in revenues from mass spectrometry systems in fiscal 2002 compared to fiscal 2001. The mass spectrometry revenue increase was led by the API 4000 triple-quadrupole mass spectrometer for studies of drug metabolism and pharmacokinetics, which began shipping in the fourth quarter of fiscal 2001.

Consumables sales increased to $601.4 million in fiscal 2002 from $592.1 million in fiscal 2001, an increase of 1.6%. Sales of consumables were strong in TaqMan® reagents for gene expression and SNP analysis. DNA sequencing consumables sales declined largely due to a lower rate of growth in our installed sequencer base and lower sales of DNA sequencing consumables to the Celera Genomics group and five large academic genome labs. Reagent dilution, a shift of much of the Celera Genomics group's sequencing capacity to the Applera Genomics Initiative, for which the Applied Biosystems group does not recognize revenue, and a winding down of the sequencing phase of the Japanese Millennium Project contributed to the decline in consumables.

Revenues from other sources, which included service contracts, royalties, licenses, and contract research,

increased 12.0% to $239.7 million in fiscal 2002 from $214.1 million in fiscal 2001.

Additionally, the following table sets forth the Applied Biosystems group's revenues by product categories for the fiscal years ended June 30:

(Dollar amounts in millions)	2001	2002	% Change
DNA sequencing products	$ 724.6	$ 602.9	(16.8%)
% of total revenues	*44.7%*	*37.6%*	
SDS and other applied genomics products	262.1	322.6	23.1%
% of total revenues	*16.2%*	*20.1%*	
Mass spectrometry	222.7	285.2	28.1%
% of total revenues	*13.8%*	*17.8%*	
Core DNA synthesis and PCR products	253.1	236.9	(6.4%)
% of total revenues	*15.6%*	*14.8%*	
Other	157.0	156.4	(0.4%)
% of total revenues	*9.7%*	*9.7%*	
Total	$ 1,619.5	$ 1,604.0	(1.0%)

Revenues from DNA sequencing products decreased due to lower sales of the ABI PRISM® 3700 DNA Analyzer during fiscal 2002 as compared to fiscal 2001, lower sales of DNA sequencing consumables to the Celera Genomics group and five large academic genome labs, and reagent dilution. Revenues from SDS and other applied genomics products increased due to sales of the ABI PRISM® 7000 systems, which were introduced in fiscal 2002. The increase in mass spectrometry sales was led by the API 4000 triple-quadrupole mass spectrometer as previously noted.

Gross margin, as a percentage of net revenues, declined slightly in fiscal 2002 primarily due to lower license fee income in fiscal 2002 as compared to the prior fiscal year and the negative effects of foreign currency, partially offset by price increases in certain product lines and changes in product mix.

As a percentage of sales, SG&A expenses were relatively flat in comparison to fiscal 2001.

R&D expenses in fiscal 2002 increased primarily due to the continued development of new products and technologies such as novel, high-throughput instruments for gene and protein studies, including the ABI 3730 and ABI 3730xl DNA Analyzers, SDS systems, the 4700 Proteomics Analyzer with TOF/TOF™ Optics, ICAT™ software, Assays-on-Demand™ and QTrap™ introduced during fiscal 2002, and related consumable products. Additionally, R&D expenses included $18.2 million in fiscal 2002 related to the Applied Biosystems group's participation in the Applera Genomics Initiative, the costs of which are shared among our three businesses. The Applera Genomics Initiative, which includes the resequencing of genes and regulatory regions at the Celera Genomics group, validation of SNP's at the Applied Biosystems group, and disease gene association studies at Celera Diagnostics, commenced during the first quarter of fiscal 2002 and is expected to be substantially completed by the end of the second quarter of fiscal 2003.

Interest income decreased in fiscal 2002 primarily due to lower average interest rates, partially offset by larger average cash balances during fiscal 2002 compared with fiscal 2001. Other income (expense), net was a higher expense in fiscal 2001, due primarily to changes in time value of foreign currency options, used as part of the Applied Biosystems group's foreign currency risk management program, which were expensed during fiscal 2001. During the fourth quarter of fiscal 2001, the FASB issued guidance that allowed deferral of these changes in the option's time value in other comprehensive income. As a result, the change in time value of options has not been recorded in other income (expense), net during fiscal 2002. See Note 10 to our consolidated financial statements for a further discussion of cash flow hedges.

The effective income tax rate decreased during fiscal 2002 due to the implementation of certain tax planning strategies allowing for the utilization of foreign tax credits.

Results of Operations—2001 Compared With 2000

(Dollar amounts in millions)	2000	2001	% Increase/ (Decrease)
Net revenues	$ 1,388.1	$ 1,619.5	16.7%
Cost of sales	637.7	774.5	21.5%
Gross margin	750.4	845.0	12.6%
SG&A expenses	393.9	380.6	(3.4%)
R&D	141.2	184.5	30.7%
Restructuring and other charges	2.1		(100.0%)
Operating income	213.2	279.9	31.3%
Gain on investments, net	48.6	15.0	(69.1%)
Interest expense	(8.1)	(1.3)	(84.0%)
Interest income	18.6	16.8	(9.7%)
Other income (expense), net	3.4	(5.9)	(273.5%)
Income before income taxes	275.7	304.5	10.4%
Provision for income taxes	89.5	92.1	2.9%
Net income	$ 186.2	$ 212.4	14.1%

As previously described in events impacting comparability, fiscal 2001 and 2000 results were impacted by the following pre-tax items:

- $2.1 million of costs for acquisitions not consummated during fiscal 2000;
- $48.6 million in fiscal 2000 and $15.0 million in fiscal 2001 of gains related to the sale of minority equity investments;
- $45.0 million of costs related to the acceleration of long-term compensation programs in fiscal 2000; and
- $8.2 million of gain related to the sale of real estate in fiscal 2000.

The following table presents the operating results for the Applied Biosystems group excluding these special items from both fiscal years.

(Dollar amounts in millions)	2000	2001	% Increase/ (Decrease)
Net revenues	$ 1,388.1	$ 1,619.5	16.7%
Cost of sales	637.7	774.5	21.5%
Gross margin	750.4	845.0	12.6%
SG&A expenses	348.9	380.6	9.1%
R&D	141.2	184.5	30.7%
Operating income	260.3	279.9	7.5%
Interest expense	(8.1)	(1.3)	(84.0%)
Interest income	18.6	16.8	(9.7%)
Other income (expense), net	(4.8)	(5.9)	22.9%
Income before income taxes	266.0	289.5	8.8%
Provision for income taxes	79.8	86.9	8.9%
Net income	$ 186.2	$ 202.6	8.8%
Percentage of net revenues:			
Gross margin	54.1%	52.2%	
SG&A expenses	25.1%	23.5%	
R&D	10.2%	11.4%	
Operating income	18.8%	17.3%	
Effective income tax rate	30%	30%	

The Applied Biosystems group's 8.8% increase in net income in fiscal 2001, excluding special items, was primarily attributable to the growth in net revenues, lower selling, general and administrative expenses as a percentage of net revenues and lower interest expense, partially offset by higher R&D expenses. The negative effects of foreign currency reduced net income by approximately $18 million, or 10%, as compared with fiscal 2000.

The effects of foreign currency reduced net revenues by approximately $46 million, or 3%, when comparing fiscal 2001 with fiscal 2000 primarily due to weakness in the euro, the British pound and the Japanese yen. Net revenues from the Celera Genomics group, primarily from leased instruments and consumables shipments, were $64.1 million for fiscal 2001, or 4.0% of the Applied Biosystems group's net revenues, and $59.8 million for fiscal 2000, or 4.3%.

Geographically, the Applied Biosystems group reported revenue growth in all regions for fiscal 2001 compared with fiscal 2000. Net revenues increased 16.4% in the United States, 11.7% in Europe, 24.3% in Asia Pacific, and 16.4% in Latin America and other markets, during fiscal 2001 as compared with fiscal 2000. Excluding the effects of foreign currency, revenues grew approximately 21.1% in Europe and 27.5% in Asia Pacific.

For fiscal 2001, revenues from instrument sales were $813.3 million, an increase of 7.7% from $755.2 million in fiscal 2000. The increase in instrument sales resulted primarily from the introductions of products for genetic analysis, sequence detection, and mass spectrometry. The new instrument introductions included in these product lines that contributed to the growth were the ABI PRISM® 3100 Genetic Analyzer, introduced in the latter part of fiscal 2000, and the ABI PRISM® 7900 HT Sequence Detection System and the API 4000™ LC/MS/MS/ System, both of which were introduced during fiscal 2001. Instrument sales growth was restrained in the latter half of fiscal 2001 due to the economic slowdown that resulted in lower demand from commercial customers. Consumables sales grew to $592.1 million during fiscal 2001 from $473.7 million during fiscal 2000, a 25.0% increase, reflecting continued demand during fiscal 2001 for sequencing and sequence detection reagents. Revenues from other sources, which included service contracts, royalties, licenses, and contract research, increased 34.5% to $214.1 million from $159.2 million in fiscal 2000.

Gross margin as a percentage of net revenues declined due primarily to investment in new products during fiscal 2001, including start-up costs related to product testing and validation for a substantial expansion in oligonucleotide production capacity. This expansion was designed to meet expected customer demand for assays for gene expression and SNPs. The negative effects of foreign currency also contributed to the decline in gross margin as a percentage of net revenues.

Excluding the long-term compensation charge for fiscal 2000, SG&A expenses increased in fiscal 2001 due to higher planned worldwide selling and marketing expenses commensurate with the growth in revenues and orders. As a percentage of net revenues, SG&A expenses decreased, excluding the long-term compensation charge, primarily due to the realization of economies of scale.

R&D expenses increased in fiscal 2001 as a result of investment in new products and technologies such as novel, high-throughput instruments for gene and protein studies and related consumable products. The increase in R&D expenses as a percentage of net revenues was primarily due to the investment in new products, as well as the negative effects of currency on revenues, as R&D costs are predominantly based in U.S. dollars.

Excluding the negative effect of foreign currency and the special charge from the prior fiscal year, operating income increased approximately 15% in fiscal 2001. Excluding the effects of foreign currency changes in fiscal 2001 and the long-term compensation charge in fiscal 2000, operating income as a percentage of net revenues was 18% for fiscal 2001 compared with 19% in fiscal 2000.

The higher interest expense for fiscal 2000 reflected interest on the $150 million note payable to the Celera Genomics group. The note was paid in the fourth quarter of fiscal 2000. The decrease in interest income was primarily due to the collection of the $150 million note relating to the sale of the Analytical Instruments business in the fourth quarter of fiscal 2000, substantially offset by larger average cash balances and higher average interest rates for fiscal 2001 compared with fiscal 2000.

In both fiscal years, excluding special items, other income (expense), net related primarily to costs associated with our foreign currency management program. The Applied Biosystems group adopted SFAS No. 133 effective July 1, 2000. See Note 10 to our consolidated financial statements for further discussion of our policy for financial instruments.

Discussion of Financial Resources and Liquidity

The Applied Biosystems group had cash and cash equivalents and short-term investments of $471.0 million at June 30, 2002 and $392.5 million at June 30, 2001. Our company maintains a $100 million revolving credit agreement with four banks that expires on April 20, 2005, under which there are no outstanding borrowings. Cash provided by operating activities has been the Applied Biosystems group's primary source of funds.

The Applied Biosystems group believes that existing funds, cash generated from operations, and existing sources of debt financing are adequate to satisfy its normal operating cash flow needs, planned capital expenditure requirements, and dividends for the foreseeable future. However, we may raise additional capital from time to time and allocate it to the Applied Biosystems group.

We manage the investment of surplus cash and the issuance and repayment of short-term and long-term debt for the Applied Biosystems group and the Celera Genomics group and allocate activity within these balances to the group which uses or generates such resources.

(Dollar amounts in millions)	2001	**2002**
Cash and cash equivalents and short-term investments	$ 392.5	**$ 471.0**
Total debt	45.2	**0.3**
Working capital	505.9	**549.8**
Debt to total capitalization	4%	**-%**

During the third quarter of fiscal 2002, the Applied Biosystems group repaid its yen 3.8 billion, or $29.0 million, loan upon its scheduled maturity.

Cash and cash equivalents in fiscal 2002 increased as cash generated from operating activities and proceeds from stock issuances were only partially expended for capital assets, investments, including Boston Probes, debt repayments and dividends.

(Dollar amounts in millions)	2000	2001	**2002**
Net cash from operating activities	$ 166.9	$ 141.7	**$ 300.6**
Net cash from investing activities	117.6	(134.1)	**(152.2)**
Net cash from financing activities	(98.9)	3.7	**(128.2)**

Net cash from operating activities for fiscal 2002 was $158.9 million higher than the fiscal 2001 level. This increase was primarily due to strong working capital management, partially offset by lower income-related cash flows. Working capital benefited from strong receivable collection efforts as evidenced by the Applied Biosystems group's days sales outstanding of 72 days at June 30, 2002 compared to 79 days at June 30, 2001, calculated on a consistent basis. Inventory on hand was 3.3 months at June 30, 2002 compared to 3.2 months at June 30, 2001.

Accounts payable and other liabilities increased in fiscal 2002 due primarily to increases in the accruals for compensation and benefits. Accounts payable and other liabilities decreased in fiscal 2001 due to the timing of income tax payments and higher compensation costs accrued at the end of fiscal 2000 relating to the acceleration of certain long-term compensation programs.

Capital expenditures, net of disposals, were $88.3 million in fiscal 2002, $143.7 million in fiscal 2001, and $94.4 million in fiscal 2000. Fiscal 2002 capital expenditures included approximately $47 million for the expansion of facilities, primarily in Pleasanton, CA and the United Kingdom, as well as purchases of production and laboratory equipment for these facilities. Fiscal 2001 capital expenditures were primarily due to the purchase of property in Pleasanton, California for approximately $54 million, capital expenditures for production equipment related primarily to oligonucleotide manufacturing, and other capital spending related to the construction of laboratory facilities. Capital expenditures in fiscal 2000 included $8.6 million related to improvement of our information technology infrastructure and $21.6 million for the acquisition of an airplane.

Cash paid in connection with acquisitions and investments in equity interest of other companies was $37.2 million in fiscal 2002, $5.9 million in fiscal 2001, and $20.7 million in fiscal 2000. The Applied Biosystems group acquired the remaining 87% of Boston Probes, not previously owned, for approximately $37 million in fiscal 2002.

The Applied Biosystems group collected the $150 million note resulting from the sale of the Analytical Instruments business during fiscal 2000.

In fiscal 2002, our company purchased $69.0 million of Applera – Applied Biosystems stock for treasury, of which $3.0 million was subsequently reissued for stock plans.

During fiscal 2000, the Applied Biosystems group transferred the $150 million received on the collection of the promissory note associated with the sale of the Analytical Instruments business to satisfy the note payable to the Celera Genomics group. In connection with the Celera Genomics group's acquisition of Paracel during fiscal 2000, the transfer of the Paracel shares allocated to the Applied Biosystems group resulted in a $27.3 million cash payment from the Celera Genomics group, which represented the fair market value of those shares at the transfer date.

Celera Genomics Group

Results of Operations—2002 Compared With 2001

(Dollar amounts in millions)	2001	2002	% Increase/ (Decrease)
Net revenues	$ 89.4	$ 120.9	35.2%
Cost of sales	43.0	51.9	20.7%
R&D	164.7	132.7	(19.4%)
SG&A expenses	58.3	50.4	(13.6%)
Amortization of goodwill and intangible assets	43.9	7.4	(83.1%)
Other special charges	69.1	25.8	(62.7%)
Acquired research and development		99.0	
Operating loss	(289.6)	(246.3)	(15.0%)
Loss on investments, net		(6.0)	
Interest expense	(0.8)	(0.6)	(25.0%)
Interest income	63.5	31.9	(49.8%)
Other income (expense), net	(0.8)	(4.6)	475.0%
Loss from joint venture	(5.0)	(44.7)	
Loss before income taxes	(232.7)	(270.3)	16.2%
Benefit for income taxes	46.5	58.5	25.8%
Net loss	$ (186.2)	$ (211.8)	13.7%

As previously described in events impacting comparability, fiscal 2002 and 2001 results were impacted by the following pre-tax items:

- $69.1 million in fiscal 2001 and $25.9 million, including $2.9 million recorded in cost of sales, in fiscal 2002 of charges related to the Paracel business;
- $99.0 million charge to write-off acquired IPR&D in fiscal 2002;
- $2.8 million charge for restructuring the business in fiscal 2002; and
- $6.0 million charge for other-than-temporary impairment of minority equity investments in fiscal 2002.

The following table presents the operating results for the Celera Genomics group excluding these special items from both fiscal years.

(Dollar amounts in millions)	2001	2002	% Increase/ (Decrease)
Net revenues	$ 89.4	$ 120.9	35.2%
Cost of sales	43.0	49.0	14.0%
R&D	164.7	132.7	(19.4%)
SG&A expenses	58.3	50.4	(13.6%)
Amortization of goodwill and intangible assets	43.9	7.4	(83.1%)
Operating loss	(220.5)	(118.6)	(46.2%)
Interest expense	(0.8)	(0.6)	(25.0%)
Interest income	63.5	31.9	(49.8%)
Other income (expense), net	(0.8)	(4.6)	475.0%
Loss from joint venture	(5.0)	(44.7)	
Loss before income taxes	(163.6)	(136.6)	(16.5%)
Benefit for income taxes	44.6	50.5	13.2%
Net loss	$ (119.0)	$ (86.1)	(27.6%)
Effective income tax rate	27%	37%	

Excluding special charges, the Celera Genomics group's net loss decreased in fiscal 2002 primarily from operating growth in the Online/Information Business, the completion of R&D related genome sequencing programs, and the non-amortization of goodwill during fiscal 2002. Partially offsetting these factors were recognition of losses from the investment in the Celera Diagnostics joint venture with the Applied Biosystems group and lower interest income.

Online/Information Business revenues increased to $72.7 million in fiscal 2002 compared with $48.4 million for fiscal 2001 as a result of increased database subscription agreements from commercial and academic customers. The remaining revenue increase resulted primarily from increased genomic services and collaborations. Revenues during fiscal 2002 were impacted by the Celera Genomics group's decision to forego new contract sequencing and service business unrelated to drug discovery and utilize its sequencing capacity to support the Applera Genomics Initiative.

Excluding the special charge, cost of sales increased primarily due to the increased use of sequencing capacity for commercial activities.

R&D expenses associated with therapeutic discovery programs, including the Axys programs, proteomics, and discovery informatics increased in fiscal 2002 in comparison to the prior fiscal year. R&D spending also increased as a result of increased expenses associated with the Applera Genomics Initiative. These increases were more than offset by lower R&D expenses for whole genome sequencing and an increased use of sequencing capacity for commercial activity in fiscal 2002 as compared to the prior fiscal year. R&D expenses also decreased due to the transfer of personnel to the Applied Biosystems group effective July 1, 2001. Refer to Note 14 to our consolidated financial statements for further information.

SG&A expenses decreased in fiscal 2002 primarily due to a realignment of activities toward drug discovery and development, partially offset by the acquisition of Axys during the second quarter of fiscal 2002. Corporate expenses and administrative shared services were $1.6 million lower for fiscal 2002 compared with fiscal 2001.

Non-cash amortization expenses in both fiscal years related to the amortization of intangible assets primarily from the Axys and Paracel acquisitions. Fiscal 2001 expense also included the amortization of goodwill primarily related to the Paracel acquisition. Effective July 1, 2001, the Celera Genomics group adopted the provisions of SFAS No. 142, and as a result, no longer amortizes goodwill.

The decrease in interest income in fiscal 2002 was primarily attributable to lower average interest rates and lower cash and cash equivalents and short-term investments balances during fiscal 2002.

Other income (expense), net in fiscal 2002 consisted primarily of the Celera Genomics group's share of losses from equity method investments and other non-operating costs, partially offset by a net gain on the sale of the Celera Genomics group's AgGen plant and animal genotyping business.

Loss from joint venture reflected the loss recognized by the Celera Genomics group as a result of its interest in Celera Diagnostics, which was established in the fourth quarter of fiscal 2001.

The increase in the effective income tax benefit rate in fiscal 2002 was primarily attributable to the amortization of nondeductible goodwill in fiscal 2001.

Results of Operations—2001 Compared With 2000

As previously described in events impacting comparability, fiscal 2001 results were impacted by the $69.1 million charge for the impairment of goodwill and other intangible assets related to the Paracel business. The following table presents the operating results for the Celera Genomics group excluding this special item from fiscal 2001.

(Dollar amounts in millions)	2000	2001	% Increase/ (Decrease)
Net revenues	$ 42.7	$ 89.4	109.4%
Cost of sales	15.0	43.0	186.7%
R&D	148.6	164.7	10.8%
SG&A expenses	43.0	58.3	35.6%
Amortization of goodwill and intangible assets	4.2	43.9	945.2%
Operating loss	(168.1)	(220.5)	31.2%
Interest expense	(2.1)	(0.8)	(61.9%)
Interest income	27.5	63.5	130.9%
Other income (expense), net		(0.8)	
Loss from joint venture		(5.0)	
Loss before income taxes	(142.7)	(163.6)	14.6%
Benefit for income taxes	50.0	44.6	(10.8%)
Net loss	$ (92.7)	$(119.0)	28.4%
Effective income tax rate	35%	27%	

Excluding the special charge in fiscal 2001, the Celera Genomics group's net loss increased due primarily to amortization of goodwill and intangibles primarily caused by the Paracel acquisition, increased investment in research and development activities, and expansion of sales and marketing capabilities. These increased expenses were partially offset by higher net revenues and higher interest income.

The increased revenues for the Celera Genomics group in fiscal 2001 resulted primarily from database subscription agreements with commercial and academic customers, as well as revenues from genomic services and collaborations. The acquisition of Paracel during the fourth quarter of fiscal 2000 also contributed to the increase in net revenues.

As the Celera Genomics group's activities developed into a commercial business, costs for activities previously performed as R&D in fiscal 2000 were appropriately classified as cost of sales during fiscal 2001. The increase in cost of sales during fiscal 2001 is also due to the inclusion of Paracel in the Celera Genomics group's results for the entire twelve months in fiscal 2001.

Increased R&D expenses in fiscal 2001 were primarily attributed to the development of the Celera Genomics group's discovery program and gene discovery work as well as the acceleration of its capabilities in proteomics and functional genomics. R&D expenses also increased as a result of the expansion of scientific and annotation research teams and bioinformatics and software engineering staff. During the latter half of fiscal 2001, the Celera Genomics group shifted its research spending to expand its technical capabilities for therapeutic and diagnostic discovery, as the completion of major strategic whole genome sequences has resulted in a lower level of R&D investment being necessary to support the Celera Genomics group's on-line information business. The acquisition of Paracel during the fourth quarter of fiscal 2000 also contributed to the increase in R&D expenses. Substantially offsetting the fiscal 2001 increases in R&D expenses was the change in classification of the costs of certain activities, previously performed for R&D purposes, to cost of sales as such activities evolved into commercial business during fiscal 2001.

SG&A expenses increased in fiscal 2001 primarily due to the acquisition of Paracel during the fourth quarter of fiscal 2000 and the Celera Genomics group's expansion of its sales and marketing capabilities. Corporate expenses and administrative shared services were $9.3 million for fiscal 2001 compared with $7.5 million for fiscal 2000.

The increase in the amortization of goodwill and other intangibles in fiscal 2001 was primarily due to Paracel, which was acquired during the fourth quarter of fiscal 2000. During the fourth quarter of fiscal 2001, the Celera Genomics group recorded a before-tax, non-cash charge of $69.1 million for the impairment of goodwill and other intangible assets associated with Paracel.

Interest expense in both fiscal years reflected the financing of the purchase of the Rockville, Maryland facilities. The financing, entered into during the first quarter of fiscal 2000, was repaid in the second quarter of fiscal 2001. The increase in interest income in fiscal 2001 was attributable to higher average cash and cash equivalents and short-term investments during fiscal 2001. Interest income in fiscal 2000 also reflected interest on a $150 million note receivable from the Applied Biosystems group, which was collected in the fourth quarter of fiscal 2000.

Excluding amortization expense related to goodwill in both fiscal years and the special charge for the impairment of goodwill and other intangibles related to

Paracel in fiscal 2001, the effective income tax rate for both fiscal years was 36%.

Discussion of Financial Resources and Liquidity

The Celera Genomics group had cash and cash equivalents and short-term investments of $888.9 million at June 30, 2002 and $995.6 million at June 30, 2001. Our company maintains a $100 million revolving credit agreement with four banks that expires on April 20, 2005, under which there are no outstanding borrowings.

The Celera Genomics group believes that existing funds and existing sources of debt financing are adequate to satisfy its normal operating cash flow needs and planned capital expenditure requirements for the foreseeable future. However, we may raise additional capital from time to time and allocate it to the Celera Genomics group.

We manage the investment of surplus cash and the issuance and repayment of short-term and long-term debt for the Celera Genomics group and the Applied Biosystems group and allocate activity within these balances to the group which uses or generates such resources.

(Dollar amounts in millions)	2001	2002
Cash and cash equivalents and short-term investments	$995.6	**$888.9**
Total debt		**18.0**
Working capital	945.1	**840.3**
Debt to total capitalization	-%	**1.6%**

During fiscal 2002, in connection with the Axys acquisition, our company assumed $26.0 million of 8% senior secured convertible notes, of which $10.0 million was repaid. During fiscal 2000, our company obtained financing of $46 million, specifically for the purchase of the Rockville, Maryland facilities. This debt was repaid during fiscal 2001.

Cash and cash equivalents in fiscal 2002 decreased as the Celera Genomics group funded operations, purchased capital assets, invested in short-term investments, repaid debt, and purchased common stock for treasury. Proceeds from stock issuances were used to partially fund these expenditures.

(Dollar amounts in millions)	2000	2001	2002
Net cash from operating activities	$ (58.3)	$ (48.6)	**$ (49.9)**
Net cash from investing activities	(572.9)	(281.5)	**(145.1)**
Net cash from financing activities	1,129.6	(23.8)	**7.8**

Net cash used in operating activities for fiscal 2002 was $1.3 million higher than the fiscal 2001 level. This increase in cash used was primarily due to the payment of liabilities assumed in the Axys' acquisition, partially offset by lower net cash operating losses.

Capital expenditures, net of disposals, were $17.8 million in fiscal 2002, $33.8 million in fiscal 2001, and $29.5 million in fiscal 2000. Fiscal 2002 capital expenditures included payments for the expansion of laboratories for therapeutics research and development purposes as well as computer software. Fiscal 2001 capital expenditures included payments for building improvements and equipment related to the development of a laboratory to support the Celera Genomics group's proteomics and discovery capabilities efforts and costs related to internally developed software. Fiscal 2000 capital expenditures included payments of $8.1 million for software licenses acquired and expenditures associated with the continued development of the laboratories, facilities, and data center at the Celera Genomics group's Rockville, Maryland facilities.

Cash paid in connection with acquisitions and investments was $48.3 million in fiscal 2002, $9.6 million in fiscal 2001, and $2.3 million in fiscal 2000. During fiscal 2002, the Celera Genomics group's cash investments were primarily related to the Celera Diagnostics joint venture. In fiscal 2001, the Celera Genomics group invested $5.5 million in the Celera Diagnostics joint venture and acquired an interest in Hubit Genomix for $4.1 million.

In fiscal 2000, short-term investments were purchased with funds received from the follow-on public offering of Applera – Celera stock.

In fiscal 2002, our company purchased $0.9 million of Applera – Celera stock for treasury, which was subsequently reissued for stock plans. In fiscal 2000, the Celera Genomics group received payment of the $150 million note from the Applied Biosystems group. In connection with the acquisition of Paracel, the transfer of the Paracel shares allocated to the Applied Biosystems group resulted in a $27.3 million cash payment to the Applied Biosystems group, which represented the fair market value of those shares at the transfer date.

Celera Diagnostics

Results of Operations—2002 Compared With 2001

(Dollar amounts in millions)	Three Months Ended June 30, 2001	**Year Ended June 30, 2002**
Net revenues	$ 1.6	**$ 9.2**
Cost of sales	1.0	**6.2**
R&D	4.5	**39.0**
SG&A	1.1	**8.7**
Operating loss	$ (5.0)	**$ (44.7)**

Celera Diagnostics was established in the fourth quarter of fiscal 2001 as a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development and commercialization of novel diagnostics tests. The financial results of Celera Diagnostics for fiscal 2001 included three months of operations.

Revenues for fiscal 2002 increased over an annualized fiscal 2001 basis primarily due to higher sales of cystic fibrosis reagents. End-user product sales for fiscal 2002 were $11.6 million. In fiscal 2002, the Applied Biosystems group distributed Celera Diagnostics' products and recorded end-user sales.

R&D activities for Celera Diagnostics include the development of diagnostics products, participation in the Applera Genomics Initiative through disease gene association studies, and lease payments on instruments and purchases of consumables from the Applied Biosystems group.

SG&A expenses for fiscal 2002 reflected increased staffing to support its business objectives.

Celera Diagnostics sold $8.7 million during fiscal 2002 and $1.5 million during fiscal 2001 of diagnostic products to the Applied Biosystems group under a distribution arrangement. For fiscal 2002, R&D expenses included $1.7 million of lease payments on instruments and purchases of consumables from the Applied Biosystems group.

Market Risks

We are exposed to potential loss from exposure to market risks represented principally by changes in foreign exchange rates, interest rates, and equity prices.

We operate internationally, with manufacturing and distribution facilities in various countries throughout the world. For fiscal 2002, 2001 and 2000, we derived approximately 50% of our revenues from countries outside of the United States while a significant portion of the related costs are based in U.S. dollars. Results continue to be affected by market risk, including changes in economic conditions in foreign markets and fluctuations in foreign currency exchange rates, primarily the euro, Japanese yen, and British pound.

Our foreign currency risk management strategy utilizes derivative instruments to hedge certain foreign currency forecasted revenues and to offset the impact of changes in foreign currency exchange rates on certain foreign currency-denominated receivables and payables. The principal objective of this strategy is to minimize the risks and/or costs associated with our global financial and operating activities. We utilize foreign exchange forward, option, and range forward contracts to manage our foreign currency exposures. Foreign exchange forward contracts commit us to buy or sell a foreign currency at a contracted rate on a specified future date. Option contracts grant us the right, but not the obligation, to buy or sell a foreign currency at a certain rate in exchange for a fee. Option contracts provide us with an effective hedge against a negative movement in foreign currencies at a fixed cost. Range forward contracts consist of simultaneous purchase and sale of options to create a range in which we can benefit from changes in currency rates. We generally use foreign exchange forward contracts to offset the impact of changes in foreign currency-denominated receivables and payables. In hedging certain foreign currency forecasted revenues where we have functional currency exposure, we use a combination of foreign exchange forward, option and range forward contracts in a cost beneficial manner. We do not use derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives.

We performed a sensitivity analysis as of June 30, 2002. Assuming a hypothetical adverse change of 10% in foreign exchange rates in relation to the U.S. dollar as of June 30, 2002, we calculated a hypothetical after-tax loss of $34.3 million. Our analysis included the change in value of the derivative financial instruments, along with the impact of translation on foreign currency-denominated assets and liabilities. Our analysis excluded the impact of translation of foreign currency-denominated forecasted sales. If foreign currency exchange rates actually change in a manner similar to the assumed change in the foregoing calculation, the hypothetical loss calculated would be more than offset by the recognition of higher U.S. dollar equivalent foreign revenues. Actual gains and losses in the future could, however, differ materially from this analysis, based on changes in the timing and amount of foreign currency exchange rate movements and actual exposures and hedges.

In connection with the Axys acquisition in fiscal 2002, we assumed $26.0 million of 8% senior secured convertible notes, of which $10.0 million was repaid in January 2002. These notes mature on October 1, 2004.

Also in connection with the Axys acquisition, we assumed a warrant to purchase 200,000 additional shares of Discovery Partners International, Inc. ("DPI") common stock at $8 per share and a Key Personnel Option Plan. The option plan gives certain employees rights to purchase a fixed and determinable amount of DPI common stock at a set exercise price. Options for employees to purchase 371,000 shares of DPI are included in this Plan. Both the warrants and the options meet the definition of a derivative under SFAS No. 133. As such, the instruments are marked to market and changes in market value are recorded in earnings. Assuming a hypothetical adverse change of 10% in the price of DPI shares as of June 30, 2002, we calculated a hypothetical after-tax loss of $0.1 million.

We do not hedge our equity positions in other companies or our short-term investments. Our exposure on these instruments is limited to changes in quoted market prices. The fair value of our minority equity positions in other companies was $37.7 million at June 30, 2002.

Impact of Inflation and Changing Prices

Inflation and changing prices are continually monitored. We attempt to minimize the impact of inflation by improving productivity and efficiency through continual review of both manufacturing capacity and operating expense levels. When operating costs and manufacturing costs increase, we attempt to recover such costs by increasing, over time, the selling price of our products and services. We believe the effects of inflation have been appropriately managed and therefore have not had a material impact on our historic consolidated operations and resulting financial position.

Recently Issued Accounting Standards

In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 sets forth various modifications to existing accounting guidance which prescribes the conditions which must be met in order for costs associated with contract terminations, facility consolidations, employee relocations and terminations, including those associated with restructuring activities, to be accrued and recorded as liabilities in financial statements. SFAS No. 146 will be

required for exit or disposal activities initiated after December 31, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets, excluding goodwill, to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS No. 144 also requires long-lived assets to be abandoned to be treated as held for use and depreciated over their remaining expected lives and broadens the presentation of discontinued operations in the income statement to a component of an entity rather than a segment of a business. SFAS No. 144 is effective for fiscal 2003 and will not materially change the methods used by our company to measure impairment losses on long-lived assets, but may result in more dispositions being reported as discontinued operations than is permitted under current accounting principles.

Outlook

Applied Biosystems Group

Forecasting remains extremely challenging amid ongoing market uncertainty and unpredictable spending patterns in the pharmaceutical and biotechnology sectors. The Applied Biosystems group expects that revenue percentage growth in fiscal 2003 will be in the high single digits to low teens. The Applied Biosystems group continues to expect that growth in fiscal 2003 will be heavily influenced by the adoption of new products, including the 3730 product line, Assays-on-Demand™ products, Assays-by-Design℠ services, the 3100-*Avant* system, and the Q TRAP™ system.

Gross margin in fiscal 2003 is expected to approximate fiscal 2002 levels. Additionally, the Applied Biosystems group expects selling, general and administrative expenses to rise somewhat more slowly than revenue during fiscal 2003.

While the Applied Biosystems group anticipates that the Applera Genomics Initiative will be largely completed by the end of calendar year 2002, spending for this initiative, as well as development costs related to the Knowledge Business, are expected to lead to significantly increased levels of overall R&D spending during the first two quarters of fiscal 2003. For fiscal 2003, the Applied Biosystems group expects R&D expenses to approximate 14 percent of revenue. This outlook includes approximately $12 million in expenses, the majority of which are expected to be spent during the first half of fiscal 2003, for the Applied Biosystems group's share of the Applera Genomics Initiative funding.

The Applied Biosystems group expects the effective tax rate for fiscal 2003 to be approximately 29 percent. Future tax legislation may repeal or replace the existing U.S. export tax regime, as well as significantly change other international tax provisions of the Internal Revenue Code. Such changes may result in a change in the effective tax rate for the Applied Biosystems group.

The Applied Biosystems group expects diluted earnings per share ("EPS") for fiscal 2003 to be in the range of $0.85 to $0.95. Despite our forecasted revenue growth, the Applied Biosystems group expects diluted EPS during the first and second quarters of fiscal 2003 to be approximately flat with the prior year due to the high levels of R&D spending anticipated during those periods. The Applied Biosystems group anticipates year-over-year EPS growth in the second half of fiscal 2003.

Capital spending in fiscal 2003 is anticipated to be approximately $170 million, including approximately $80 million for the facilities expansion in Pleasanton, CA.

Celera Genomics Group

During fiscal 2003, the Celera Genomics group plans for its therapeutic programs to generate and identify differentially expressed proteins in lung cancer, and to validate a number of these proteins as therapeutic targets to proceed into small molecule screening and/or antibody development. The Celera Genomics group also intends to initiate a second disease-specific proteomics program. In addition, the Celera Genomics group expects to select compounds from its existing unpartnered preclinical programs to advance internally, or through collaborations.

The Celera Genomics group's cash use in fiscal 2003 is expected to decrease to between $75 and $85 million, primarily due to anticipated reductions in SG&A expenses and increased operating margin from the Online/Information Business arrangement with the Applied Biosystems group. The Celera Genomics group anticipates one-time cash receipts of approximately $20 million during fiscal 2003.

The Celera Genomics group anticipates R&D expenses for fiscal 2003 to be in the range of $130 to $140 million. Approximately 65 percent of R&D expenses are expected to be associated with drug discovery and development activities. The discovery R&D outlook includes approximately $12 million of expenses for the Celera Genomics group's share of the Applera Genomics Initiative, the majority of which are expected to be incurred in the first half of fiscal 2003. This outlook does not include any potential expenses for downstream pre-clinical or clinical development programs that may be added in the future. SG&A expenses are expected to be between $30 and $35 million, at least 30 percent below fiscal 2002 levels. Pre-tax losses related to the Celera

Diagnostics joint venture are expected to be approximately $50 to $60 million.

The Celera Genomics group anticipates total revenues for fiscal 2003 between $85 and $95 million, based on its decision not to pursue new service business. Revenues from CDS subscriptions and for Knowledge Business royalties are expected to be between $75 and $80 million.

Celera Diagnostics

For fiscal 2003, Celera Diagnostics anticipates end-user sales, including those from its alliance with Abbott Laboratories, in a range of $18 to $22 million. Effective October 1, 2002, Abbott Laboratories will assume distribution from the Applied Biosystems group and will record most end-user sales. End-user sales include sales of all products included in the alliance to the user of the product, whether recorded by Celera Diagnostics or Abbott Laboratories. This outlook assumes continued demand growth, both from new products and from higher sales of existing products, and successful product migration into the alliance. Celera Diagnostics plans to introduce new analyte specific reagents for cystic fibrosis and hepatitis and to complete at least three additional disease association studies. For fiscal 2003, Celera Diagnostics anticipates pretax losses of $50 to $60 million and net cash use in the range of $55 to $65 million, including capital spending of approximately $10 million.

Forward-Looking Statements

Certain statements contained in this report, including the Outlook section, are forward-looking and are subject to a variety of risks and uncertainties. These statements may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "plan," "estimate," and "potential," among others. These forward-looking statements are based on our company's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, our company notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our company's businesses include, but are not limited to:

Factors Relating to the Applied Biosystems Group

Rapidly changing technology in life sciences could make the Applied Biosystems group's product line obsolete unless it continues to improve existing products, develop new products, and pursue new market opportunities. A significant portion of the net revenues for the Applied Biosystems group each year is derived from products that did not exist in the prior year. The Applied Biosystems group's future success depends on its ability to continually improve its current products, develop and introduce, on a timely and cost-effective basis, new products that address the evolving needs of its customers, and pursue new market opportunities that develop as a result of technological and scientific advances in life sciences. The Applied Biosystems group's products are based on complex technology which is subject to rapid change as new technologies are developed and introduced in the marketplace. Unanticipated difficulties or delays in replacing existing products with new products could adversely affect the Applied Biosystems group's future operating results. The pursuit of new market opportunities will add further complexity and require additional management attention and resources as these markets are addressed.

The Applied Biosystems group's new Knowledge Business may not be successful. In April 2002, the Applied Biosystems group became the exclusive distributor of the Celera Genomics group's Celera Discovery System and related human genomic and other biological and medical information under the terms of a 10-year marketing and distribution agreement. The Applied Biosystems group expects to integrate the Celera Discovery System and the Celera Genomics group's related information into a new Knowledge Business that combines current Applied Biosystems assay, human identification and forensics, and cell biology products with new biological information content and analytical tools. The Knowledge Business is an emerging business, and the Applied Biosystems group believes that in order for it to be successful the Applied Biosystems group may have to devote a significant amount of resources to researching, developing, marketing, and distributing Knowledge Business products and services. The market for these products and services is intensely competitive, and there can be no assurance that there will be market acceptance of the utility and value of the product and service offerings of the Knowledge Business.

A significant portion of sales depends on customers' capital spending policies that may be subject to significant and unexpected decreases. A significant portion of the Applied Biosystems group's instrument product sales are capital purchases by its customers. The Applied Biosystems group's customers include pharmaceutical, environmental, research, biotechnology, and chemical companies, and the capital spending policies of these companies can have a significant effect on the demand for the Applied Biosystems group's products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of research equipment, and policies regarding capital expenditures during recessionary periods. Any decrease in capital spending or change in spending policies of these companies could significantly reduce the demand for the Applied Biosystems group's products.

A substantial portion of the Applied Biosystems group's sales is to customers at universities or research laboratories whose funding is dependent on both the level and timing of funding from government sources. As a result, the timing and amount of revenues from these sources may vary significantly due to factors that can be difficult to forecast. Although research funding has increased during the past several years, grants have, in the past, been frozen for extended periods or otherwise become unavailable to various institutions, sometimes without advance notice. Budgetary pressures may result in reduced allocations to government agencies that fund research and development activities. If government funding necessary to purchase the Applied Biosystems group's products were to become unavailable to researchers for any extended period of time, or if overall research funding were to decrease, the business of the Applied Biosystems group could be adversely affected.

The Applied Biosystems group is currently and could in the future be subject to claims for infringement of patents and other intellectual property rights. The Applied Biosystems group's products are based on complex, rapidly developing technologies. These products could be developed without knowledge of previously filed patent applications that mature into patents that cover some aspect of these technologies. In addition, there are relatively few decided court cases interpreting the scope of patent claims in these technologies, and the Applied Biosystems group's belief that its products do not infringe the technology covered by valid and enforceable patents could be successfully challenged by third parties. Also, in the course of its business, the Applied Biosystems group may from time to time have access to confidential or proprietary information of third parties, and these parties could bring a theft of trade secret claim against the Applied Biosystems group asserting that the Applied Biosystems group's products improperly use technologies which are not patented but which are protected as trade secrets. The Applied Biosystems group has been made a party to litigation regarding intellectual property matters, including the litigation described in the following paragraph, some of which, if determined adversely, could have a material adverse effect on the Applied Biosystems group. Due to the fact that the Applied Biosystems group's business depends in large part on rapidly developing and dynamic technologies, there remains a constant risk of intellectual property litigation affecting the group. The Applied Biosystems group has from time to time been notified that it may be infringing patents and other intellectual property rights of others. It may be necessary or desirable in the future to obtain licenses relating to one or more products or relating to current or future technologies, and the Applied Biosystems group cannot be assured that it will be able to obtain these licenses or other rights on commercially reasonable terms.

MJ Research, Inc. has filed a lawsuit against the Company based on the allegation that four patents underlying the Applied Biosystems group's DNA sequencing instruments were invalidly obtained because one of the alleged inventors, whose work was funded in part by the United States government, was knowingly omitted from the patent applications. MJ Research claims to be suing in the name of the United States government although the government has to date declined to participate in the lawsuit. Promega Corporation has filed a lawsuit against the Company alleging that the Applied Biosystems group, along with certain other named defendants, is infringing two Promega patents due to the sale of forensic identification and paternity testing kits. Beckman Coulter, Inc. has filed a lawsuit against the Company alleging that the Applied Biosystems group is infringing three Beckman Coulter patents, although it has not identified the specific facts on which the allegation is based. At present, only the Promega litigation is scheduled for trial. If any of these matters does proceed to trial, the cost of the litigation, and the amount of management time that will be devoted to the litigation, will be significant. There can be no assurance that these matters will be resolved favorably, that the Company, the Applied Biosystems group, or the Celera Genomics group will not be enjoined from selling the products in question or other products as a result, or that any monetary or other damages assessed against the Company will not have a material adverse effect on the financial condition of the Company, the Applied Biosystems group, or the Celera Genomics group.

Since the Applied Biosystems group's business is dependent on foreign sales, fluctuating currencies will make revenues and operating results more volatile. Approximately 50% of the Applied Biosystems group's net revenues during fiscal 2002 were derived from sales to customers outside of the United States. The majority of these sales were based on the relevant customer's local currency. A significant portion of the related costs for the Applied Biosystems group are based on the U.S. dollar. As a result, the Applied Biosystems group's reported and anticipated operating results and cash flows are subject to fluctuations due to material changes in foreign currency exchange rates that are beyond the Applied Biosystems group's control.

Integrating acquired technologies may be costly and may not result in technological advances. The future growth of the Applied Biosystems group depends in part on its ability to acquire complementary technologies through acquisitions and investments. The consolidation of employees, operations, and marketing and distribution methods could present significant managerial challenges. For example, the Applied Biosystems group may encounter operational difficulties in the integration of manufacturing or other facilities. In addition, technological advances resulting from the integration of

technologies may not be achieved as successfully or rapidly as anticipated, if at all.

The Applied Biosystems group's Knowledge Business depends on the continuous, effective, reliable, and secure operation of its computer hardware, software, and Internet applications and related tools and functions. Because the Applied Biosystems group's Knowledge Business requires manipulating and analyzing large amounts of data, and communicating the results of the analysis to its internal research personnel and to its customers via the Internet, the Applied Biosystems group depends on the continuous, effective, reliable, and secure operation of its computer hardware, software, networks, Internet servers, and related infrastructure. To the extent that the Applied Biosystems group's hardware or software malfunctions or access to the Applied Biosystems group's data by internal Knowledge Business research personnel or Knowledge Business customers through the Internet is interrupted, the Knowledge Business could suffer.

The Applied Biosystems group's computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, and similar events. In addition, the Knowledge Business online products are complex and sophisticated, and as such, could contain data, design, or software errors that could be difficult to detect and correct. Software defects could be found in current or future products. If the Applied Biosystems group fails to maintain and further develop the necessary computer capacity and data to support its computational needs and its customers' access to the Knowledge Business product offerings, it could experience a loss of or delay in revenues or market acceptance. In addition, any sustained disruption in Internet access provided by third parties could adversely affect the Knowledge Business.

Electricity shortages and earthquakes could disrupt operations in California. The headquarters and principal operations of the Applied Biosystems group are located in Foster City, California. In 2001, the State of California experienced a statewide electricity shortage due to a variety of factors. Although some of the factors causing this shortage have been eliminated or mitigated, there are ongoing concerns about the availability of electricity in California, particularly during peak usage periods. Blackouts in Foster City, even of modest duration, could impair or cause a temporary suspension of the group's operations, including the manufacturing and shipment of new products. Power disruptions of an extended duration or high frequency could have a material adverse effect on operating results. In addition, Foster City is located near major California earthquake faults. The ultimate impact of earthquakes on the Applied Biosystems group, its significant suppliers, and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake.

Factors Relating to the Celera Genomics Group

The Celera Genomics group has incurred net losses to date and may not achieve profitability. The Celera Genomics group has accumulated net losses of $576.8 million as of June 30, 2002, and expects that it will continue to incur additional net losses for the foreseeable future. These cumulative losses are expected to increase as the Celera Genomics group continues to make investments in new technology and product development, including its investments in its therapeutics business and our Applera Genomics Initiative, as well as investments in diagnostics through Celera Diagnostics, its joint venture with the Applied Biosystems group. The Celera Genomics group will record all initial operating losses of Celera Diagnostics up to a maximum of $300 million, after which any additional operating losses would be shared equally by the Celera Genomics group and the Applied Biosystems group. As an early stage business, the Celera Genomics group faces significant challenges in expanding its operations into the therapeutics research and development business. As a result, there is a high degree of uncertainty that the Celera Genomics group will be able to achieve profitable operations.

The Celera Genomics group has entered into an exclusive arrangement with the Applied Biosystems group to distribute the Celera Discovery System and related information as part of the Applied Biosystems group's new Knowledge Business, and the revenue that the Celera Genomics Group receives from the Applied Biosystems group will depend heavily on the Applied Biosystems group's ability to market and distribute its Knowledge Business products. Effective April 2002, the Applied Biosystems group became the exclusive distributor of Celera Discovery System and the Celera Genomics group's related human genomic and other biological and medical information under the terms of a ten-year marketing and distribution agreement. The Celera Genomics group expects that the Applied Biosystems group will integrate the Celera Discovery System and the related information into a new Knowledge Business that combines current Applied Biosystems assay, human identification and forensics, and cell biology products with new biological information content and analytical tools.

Under the terms of the agreement, the Applied Biosystems group is obligated to pay a royalty to the Celera Genomics group based on sales, if any, of certain Knowledge Business products after July 1, 2002. Whether the Celera Genomics group actually receives any royalties from the Applied Biosystems group under this agreement, and the amount of these royalties, depends on the Applied Biosystems group's ability to successfully commercialize Knowledge Business products subject to the royalty. The Knowledge Business is an emerging business, and the Applied Biosystems group has not

proven its ability to successfully commercialize these products. The Celera Genomics group believes that in order for the Knowledge Business to be successful, the Applied Biosystems group may have to devote a significant amount of its resources to researching, developing, marketing, and distributing Knowledge Business products and services. However, the Celera Genomics group has no control over the amount and timing of the Applied Biosystems group's use of its resources, including for products subject to the Celera Genomics group's royalty. In addition, the market for these products is intensely competitive, and there can be no assurance that there will be market acceptance of the utility and value of the product offerings of the Knowledge Business.

The Celera Genomics group does not intend to seek any new customers for its Celera Discovery System and related information products and services after June 30, 2002, and therefore its future revenues from these products and services will be limited. Under the terms of the marketing and distribution agreement between the Celera Genomics group and the Applied Biosystems group, the Celera Genomics group will receive all revenues under, and be responsible for all costs and expenses associated with, Celera Discovery System and related information contracts that were in effect on April 1, 2002, the effective date of the agreement, or which were entered into during a three-month transition period ended June 30, 2002 (as well as renewals of these contracts, if any). However, the revenue anticipated by Celera Genomics under these contracts could be adversely impacted as a result of changes made to Celera Discovery System products by or at the request of the Applied Biosystems group pursuant to the agreement, although the Applied Biosystems group has agreed to reimburse the Celera Genomics group for any shortfall in earnings before interest, taxes, depreciation, and amortization from these contracts below $62.5 million (as well as renewals, if any) during the four fiscal years ending with the 2006 fiscal year if the shortfall is due to these changes, provided the Celera Genomics group otherwise continues to perform under these contracts. However, during the term of the marketing and distribution agreement (other than the transition period), the Celera Genomics group will not be marketing Celera Discovery System products and services to, and will not be contracting with, new customers. Accordingly, except for the anticipated revenue under Celera Discovery System contracts existing on June 30, 2002 and renewals of these contracts, if any, and the Applied Biosystems' corresponding reimbursement obligation, the Celera Genomics group does not expect any revenues from Celera Discovery System and related products and services other than the potential royalty payments from the Applied Biosystems group under the marketing and distribution agreement. Although under certain contracts with existing Celera Discovery System customers the Celera Genomics group is entitled to milestone payments or future royalties based on products developed by its customers, the Celera Genomics group believes these arrangements are unlikely to produce any significant revenue for the group.

The Celera Genomics group's ability to maintain its relationships with existing Celera Discovery System customers depends heavily on continued assembly and annotation of the human and mouse genomes. In June 2000, the Celera Genomics group and the Human Genome Project each announced the "first assembly" of the human genome, and in April 2001, the Celera Genomics group announced the assembly of the mouse genome. Assembly is the process by which individual fragments of DNA, the molecule that forms the basis of the genetic material in virtually all living organisms, are pieced together into their appropriate order and place on each chromosome within the genome. The Celera Genomics group's first assembly of the human genome covered approximately 95% of that genome, and its assembly of the mouse genome covered approximately 99% of that genome. The Celera Genomics group intends to continue updating the assembly of the human and mouse genomes as it continues to annotate these genomes. Annotation is the process of assigning features or characteristics to each chromosome. Each gene on each chromosome is given a name, its structural features are described, and proteins encoded by genes are classified into possible or known function. The Celera Genomics group's ability to maintain its relationship with the existing Celera Discovery System customers depends heavily upon the continued assembly and annotation of these genomes. Failure to continue to update the assembly and annotation efforts in a timely manner may have a material adverse effect on the Celera Genomics group's revenues.

The Celera Genomics group's ability to develop and commercialize proprietary therapeutics is unproven. As the Celera Genomics group expands its therapeutics discovery and development business, it faces the difficulties inherent in developing and commercializing therapeutic products. It is possible that the Celera Genomics group's discovery and development efforts will not result in any commercial products or services. In particular, the Celera Genomics group and its collaborators are seeking to develop new therapeutic products based on information derived from the study of the genetic material of organisms, or genomics, and the study of proteins, or proteomics. These methods are unproven, as few therapeutic products based on genomic or proteomic discoveries have been developed and commercialized and, to date, no one has developed or commercialized any therapeutic products based on the Celera Genomics group's technologies.

Therapeutic product candidates may never result in a commercialized product. All of the Celera Genomics group's therapeutic product candidates are in various

stages of research and development and will require significant additional research and development efforts by the Celera Genomics group or its collaborators before they can be marketed. These efforts include extensive preclinical and clinical testing and lengthy regulatory review and clearance or approval by the United States Food and Drug Administration and comparable agencies in other countries. The development of the Celera Genomics group's new therapeutics products is highly uncertain and subject to a number of significant risks. To date, the Celera Genomics group has not commercialized a therapeutic product and the Celera Genomics group does not expect any of its therapeutic product candidates to be commercially available for a number of years, if ever. Therapeutic product candidates that appear to be promising at early stages of development may not be developed into commercial products, or may not be successfully marketed, for a number of reasons, including:

- the Celera Genomics group or its collaborators may not successfully complete any research and development efforts;
- the Celera Genomics group or its collaborators may not successfully build the necessary preclinical and clinical development organizations;
- any therapeutic product candidates the Celera Genomics group or its collaborators develop may be found during preclinical testing or clinical trials to be ineffective or to cause harmful side effects;
- the Celera Genomics group or its collaborators may fail to obtain required regulatory approvals for products they develop;
- the Celera Genomics group or its collaborators may be unable to manufacture enough of any potential products at an acceptable cost and with appropriate quality;
- the Celera Genomics group or its collaborators may fail to build necessary distribution channels;
- the Celera Genomics group's or its collaborator's products may not be competitive with other existing or future products;
- adequate reimbursement for the Celera Genomics group's or its collaborators products may not be available to physicians and patients from the government or insurance companies; and
- the Celera Genomics group or its collaborators may be unable to obtain necessary intellectual property protection, or third parties may own proprietary rights that prevent the Celera Genomics group or its collaborators from commercializing their products.

If the Celera Genomics group fails to maintain its existing collaborative relationships and enter into new collaborative relationships, or if collaborators do not perform under collaboration agreements, development of its therapeutic product candidates could be delayed. The Celera Genomics group's strategy for the discovery, development, clinical testing, manufacturing and commercialization of most of its therapeutic product candidates includes entering into collaborations with partners. Although the Celera Genomics group has expended, and continues to expend, time and money on internal research and development programs, it may be unsuccessful in creating therapeutic product candidates that would enable it to form additional collaborations and receive milestone and/or royalty payments from collaborators.

Each of the Celera Genomics group's existing collaboration agreements may be canceled under certain circumstances. In addition, the amount and timing of resources to be devoted to research, development, eventual clinical trials and commercialization activities by the Celera Genomics group's collaborators are not within the Celera Genomics group's control. The Celera Genomics group cannot ensure that its collaborators will perform their obligations as expected. If any of the Celera Genomics group's collaborators terminate or elect to cancel their agreements or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of therapeutic products may be delayed or otherwise adversely affected. If in some cases the Celera Genomics group assumes responsibilities for continuing programs on its own after termination of a collaboration, the Celera Genomics group may be required to devote additional resources to product development and commercialization or the Celera Genomics group may need to cancel certain development programs.

If the Celera Genomics group fails to satisfy regulatory requirements for any therapeutic product candidate, the Celera Genomics group will be unable to complete the development and commercialization of that product. The Celera Genomics group does not currently have the internal capability to move potential products through clinical testing, manufacturing and the approval processes of the United States Food and Drug Administration and comparable agencies in other countries. In the United States, either the Celera Genomics group or its collaborators must show through pre-clinical studies and clinical trials that each of the Celera Genomics group's therapeutic product candidates is safe and effective in humans for each indication before obtaining regulatory clearance from the United States Food and Drug Administration for the commercial sale of that product. Outside of the United States, the regulatory requirements vary from country to country. If the Celera Genomics group or its collaborator fails to adequately show the safety and effectiveness of a therapeutic product, regulatory clearance or approval could be delayed or denied. The results from pre-clinical studies may be different from the results that are obtained in large-scale clinical trials. The Celera

Genomics group cannot be certain that it will show sufficient safety and effectiveness in its clinical trials to allow it to obtain the needed regulatory clearance or approval. The regulatory review and approval process can take many years and require substantial expense and may not be successful. Many companies in the therapeutic industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier studies.

Even if the Celera Genomics group obtains regulatory clearance or approval, it will be subject to certain risks and uncertainties relating to regulatory compliance, including: post-approval clinical studies and inability to meet the compliance requirements of the United States Food and Drug Administration's Good Manufacturing Practices regulations. In addition, identification of certain adverse side effects after a therapeutic product is on the market or the occurrence of manufacturing problems could cause subsequent suspension of product manufacture or withdrawal of approval, or could require reformulation of a therapeutic product, additional testing, or changes in labeling of the product. This could delay or prevent the Celera Genomics group from generating revenues from the sale of that therapeutic product.

The Celera Genomics group's research and product development, including its proteomics efforts, depends on access to tissue samples and other biological materials. The Celera Genomics group will need access to human and other tissue samples from diseased and healthy individuals, other biological materials, and related clinical and other information, which may be in limited supply. The Celera Genomics group may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other tissue samples. If the Celera Genomics group loses access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on its use of the information generated from tissue samples, its business may be harmed.

The pharmaceutical industry is intensely competitive and evolving. There is intense competition among pharmaceutical and biotechnology companies attempting to discover candidates for potential new therapeutic products. These companies may:

- develop new therapeutic products in advance of the Celera Genomics group;
- develop therapeutic products which are more effective or more cost-effective than those developed by the Celera Genomics group;
- obtain regulatory approvals of their therapeutic products more rapidly than the Celera Genomics group; or
- obtain patent protection or other intellectual property rights that would limit the Celera Genomics group's ability to develop and commercialize therapeutic products.

Introduction of new products may expose the Celera Genomics group to product liability claims. New products developed by the Celera Genomics group or its collaborators could expose the Celera Genomics group to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of human therapeutic products. Product liability claims or product recalls, regardless of the ultimate outcome, could require the Celera Genomics group to spend significant time and money in litigation and to pay significant damages. Although the Celera Genomics group expects to seek and maintain product liability insurance to cover claims relating to the testing and use of therapeutic products, there can be no assurance that such insurance will be available on commercially reasonable terms, if at all, or that the amount of coverage obtained will be adequate to cover losses from any particular claim.

The therapeutics discovery and development business is highly technical, and there is a competitive market for personnel with the necessary expertise to develop and expand the Celera Genomics group's therapeutics business. The Celera Genomics group believes that in order to develop and commercialize therapeutic products, it will need to recruit and retain scientific and management personnel having specialized training or advanced degrees, or otherwise having the technical background, necessary for an understanding of therapeutic products. There is a shortage of qualified scientific and management who possess this technical background. The Celera Genomics group competes for these personnel with other pharmaceutical and biotechnology companies, academic institutions and government entities. If the Celera Genomics group is unable to retain and attract qualified scientific and management personnel, the growth of the group's therapeutics discovery and development business could be delayed or curtailed.

The Celera Genomics group could incur liabilities relating to hazardous materials that it uses in its research and development activities. The Celera Genomics group's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. In the event of an accidental contamination or injury from these materials, the Celera Genomics group could be held liable for damages in excess of its resources.

The Celera Genomics group's business depends on the continuous, effective, reliable, and secure operation of its computer hardware, software, and Internet applications and

related tools and functions. Because the Celera Genomics group's business requires manipulating and analyzing large amounts of data, and communicating the results of the analysis to its internal research personnel and to its customers via the Internet, the Celera Genomics group depends on the continuous, effective, reliable, and secure operation of its computer hardware, software, networks, Internet servers, and related infrastructure. To the extent that the Celera Genomics group's hardware or software malfunctions or access to the Celera Genomics group's data by the Celera Genomics group's internal research personnel or customers through the Internet is interrupted, its business could suffer.

The Celera Genomics group's computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, and similar events. In addition, the Celera Genomics group's online products are complex and sophisticated, and as such, could contain data, design, or software errors that could be difficult to detect and correct. Software defects could be found in current or future products. If the Celera Genomics group fails to maintain and further develop the necessary computer capacity and data to support its computational needs and its customers' therapeutics discovery and research efforts, it could experience a loss of or delay in revenues. In addition, any sustained disruption in Internet access provided by third parties could adversely affect the Celera Genomics group's business.

The Celera Genomics group's competitive position depends on maintaining its intellectual property protection and obtaining licenses to intellectual property it may need from others. The Celera Genomics group's ability to compete and to achieve and maintain profitability depends on its ability to protect its proprietary discoveries or technology, in large part, through obtaining and enforcing patent rights, obtaining copyright protection, maintaining its trade secrets, and operating without infringing the intellectual property rights of others. The Celera Genomics group's ability to obtain patent protection for the inventions it makes is uncertain. The patentability of biotechnology and pharmaceutical inventions involves complex factual and legal questions. As a result, it is difficult to predict whether patents will issue or the breadth of claims that will be allowed in biotechnology and pharmaceutical patents. This may be particularly true with regard to the patenting of gene sequences, gene functions, and genetic variations. In this regard, the United States Patent and Trademark Office has adopted guidelines for use in the review of the utility of inventions, particularly biotechnology inventions. These guidelines increased the amount of evidence required to demonstrate utility in order to obtain a patent in the biotechnology field, making patent protection more difficult to obtain. Although others have been successful in obtaining patents to biotechnology inventions, since the adoption of these guidelines, these patents have been issued with increasingly less frequency. As a result, patents may not issue from patent applications that the Celera Genomics group may own or license if the applicant is unable to satisfy the new guidelines.

The United States Patent and Trademark Office has issued several patents to third parties covering inventions involving single nucleotide polymorphisms ("SNPs"), naturally occurring genetic variations that scientists believe can be correlated with susceptibility to disease, disease prognosis, therapeutic efficiency, and therapeutic toxicity. These inventions are subject to the same new guidelines as other biotechnology inventions. In addition, the Celera Genomics group may need to obtain rights to patented SNPs in order to develop, use and sell analyses of the overall human genome or particular full-length genes. These licenses may not be available to the Celera Genomics group on commercially acceptable terms, or at all.

In some instances, patent applications in the United States are maintained in secrecy until a patent issues. In most instances, the content of United States and international patent applications is made available to the public approximately 18 months after the application's filing date. As a result, the Celera Genomics group cannot be certain that others have not filed patent applications for inventions covered by the Celera Genomics group's patent applications or that the Celera Genomics group inventors were the first to make the invention. Accordingly, the Celera Genomics group's patent applications may be preempted or the Celera Genomics group may have to participate in interference proceedings before the United States Patent and Trademark Office. These proceedings determine the priority of invention and the right to a patent for the claimed invention in the United States.

Furthermore, lawsuits may be necessary to enforce any patents issued to the Celera Genomics group or to determine the scope and validity of the rights of third parties. Lawsuits and interference proceedings, even if they are successful, are expensive to pursue, and the Celera Genomics group could use a substantial amount of its financial resources in either case. An adverse outcome could subject the Celera Genomics group to significant liabilities to third parties and require the Celera Genomics group to license disputed rights from third parties or to cease using the technology.

The Celera Genomics group may be dependent on protecting its proprietary databases through copyright law to prevent other organizations from taking information from those databases and copying and reselling it. Copyright law currently provides uncertain protection regarding the copying and resale of factual data. Changes in copyright law could either expand or reduce the extent to which the Celera Genomics group

and its customers are able to protect their intellectual property. Accordingly, the Celera Genomics group is uncertain as to whether it can prevent such copying or resale through copyright law.

The Celera Genomics group also relies on trade secret protection for its confidential and proprietary information and procedures, including procedures related to sequencing genes and to searching and identifying important regions of genetic information. The Celera Genomics group protects its trade secrets through recognized practices, including access control, confidentiality and nonuse agreements with employees, consultants, collaborators and customers, and other security measures. These confidentiality and nonuse agreements may be breached, however, and the Celera Genomics group may not have adequate remedies for a breach. In addition, the Celera Genomics group's trade secrets may otherwise become known or be independently developed by competitors. Accordingly, it is unclear whether the Celera Genomics group's trade secrets will provide adequate protection.

Disputes may arise in the future with regard to the ownership of rights to any invention developed with collaborators. These and other possible disagreements with collaborators could lead to delays in the achievement of milestones or receipt of royalty payments or in research, development and commercialization of the Celera Genomics group's products. In addition, these disputes could require or result in lawsuits or arbitration. Lawsuits and arbitration are time-consuming and expensive. Even if the Celera Genomics group wins, the cost of these proceedings could adversely affect its business, financial condition and operating results.

The Celera Genomics group may infringe the intellectual property rights of third parties and may become involved in expensive intellectual property litigation. The intellectual property rights of biotechnology companies, including the Celera Genomics group, are generally uncertain and involve complex legal, scientific and factual questions. The Celera Genomics group's success in therapeutics discovery and development may depend, in part, on its ability to operate without infringing the intellectual property rights of others and to prevent others from infringing its intellectual property rights.

There has been substantial litigation regarding patents and other intellectual property rights in the biotechnology and pharmaceutical industries. The Celera Genomics group may become a party to patent litigation or proceedings at the United States Patent and Trademark Office to determine its patent rights with respect to third parties. Interference proceedings may be necessary to establish which party was the first to make the invention sought to be patented. The Celera Genomics group may become involved in patent litigation against third parties to enforce its patent rights, to invalidate patents held by the third parties, or to defend against these claims. The cost to the Celera Genomics group of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If infringement litigation against the Celera Genomics group is resolved unfavorably to the Celera Genomics group, the Celera Genomics group may be enjoined from manufacturing or selling its products or services without a license from a third party. The Celera Genomics group may not be able to obtain a license on commercially acceptable terms, or at all.

Ethical, legal and social issues related to the use of genetic information and genetic testing may cause less demand for the Celera Genomics group's products. Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. For example, concerns have been expressed regarding the use of genetic test results by insurance carriers or employers to discriminate on the basis of this information, resulting in barriers to the acceptance of genetic tests by consumers. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibiting testing for genetic predisposition to certain diseases, particularly those that have no known cure. Any of these scenarios could reduce the potential markets for products of the Celera Genomics group.

Future acquisitions and other transactions may absorb significant resources, may be unsuccessful and could dilute the holders of Applera – Celera stock. As part of the Celera Genomics group's strategy, it expects to pursue acquisitions, investments and other strategic relationships and alliances. Acquisitions, investments and other strategic relationships and alliances may involve significant cash expenditures, debt incurrence, additional operating losses, and expenses that could have a material effect on the Celera Genomics group's financial condition and operating results. Acquisitions involve numerous other risks, including:

- difficulties integrating acquired technologies and personnel into the business of the Celera Genomics group;
- diversion of management from daily operations;
- inability to obtain required financing on favorable terms;
- entry into new markets in which the Celera Genomics group has little previous experience;
- potential loss of key employees, key contractual relationships, or key customers of acquired companies or of the Celera Genomics group; and
- assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

It may be difficult for the Celera Genomics group to complete these transactions quickly and to integrate these businesses efficiently into its current business. Any acquisitions, investments or other strategic relationships and alliances by the Celera Genomics group may ultimately have a negative impact on its business and financial condition. For example, future acquisitions may not be as successful as originally anticipated and may result in special charges, such as the charges for impairment of Paracel goodwill, intangibles and other assets in the amount of $69.1 million during fiscal 2001 and $25.9 million during fiscal 2002 and for the Molecular Informatics business in the amount of $14.5 million during fiscal 1999.

In addition, acquisitions and other transactions may involve the issuance of a substantial amount of Applera - Celera stock without the approval of the holders of Applera - Celera stock. Any issuances of this nature will be dilutive to holders of Applera - Celera stock.

Applera - Celera stock price is highly volatile. The market price of Applera - Celera stock has been and may continue to be highly volatile due to the risks and uncertainties described in this section of this annual report, as well as other factors that may have affected or may in the future affect the market price, such as:

- conditions and publicity regarding the genomics, biotechnology, pharmaceutical, or life sciences industries generally;
- price and volume fluctuations in the stock market at large which do not relate to the Celera Genomics group's operating performance; and
- comments by securities analysts or government officials, including with regard to the viability or profitability of the biotechnology sector generally or with regard to intellectual property rights of biotechnology companies, or the Celera Genomics group's failure to meet market expectations.

The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subjects of securities class action litigation. If litigation was instituted on this basis, it could result in substantial costs and a diversion of management's attention and resources.

Our company is subject to a purported class action lawsuit relating to its 2000 offering of shares of Applera - Celera stock that may be expensive and time consuming. Our company and some of its officers were served in five lawsuits purportedly on behalf of purchasers of Applera - Celera stock in our company's follow-on public offering of Applera - Celera stock completed on March 6, 2000. In the offering, our company sold an aggregate of approximately 4.4 million shares of Applera - Celera stock at a public offering price of $225 per share. All of these lawsuits have been consolidated into a single case and an amended consolidated complaint was filed on August 21, 2001. The consolidated complaint generally alleges that the prospectus used in connection with the offering was inaccurate or misleading because it failed to adequately disclose the alleged opposition of the Human Genome Project and two of its supporters, the governments of the United States and the United Kingdom, to providing patent protection to our company's genomic-based products. Although the Celera Genomics group has never sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that our company did not adequately disclose the risk that it would not be able to patent this data. The consolidated complaint seeks unspecified monetary damages, rescission, costs and expenses, and other relief as the court deems proper. Our company and the other defendants have filed a motion to dismiss the case, which motion is pending before the court. Although our company believes the asserted claims are without merit and intends to defend the case vigorously, the outcome of this or any other litigation is inherently uncertain. The defense of this case will require management attention and resources.

Factors Relating to Celera Diagnostics, a Joint Venture between the Applied Biosystems Group and the Celera Genomics Group

Celera Diagnostics' ability to develop and commercialize proprietary diagnostic products is unproven. Celera Diagnostics faces the difficulties inherent in developing and commercializing diagnostic products. It is possible that Celera Diagnostics' discovery and development efforts will not result in any commercial products or services. In particular, Celera Diagnostics and its collaborators are seeking to develop new diagnostic products based on information derived from the study of the genetic material of organisms, or genomics, and the study of proteins, or proteomics. This method carries inherent risks, as only a limited number of diagnostic products based on genomic or proteomic discoveries have been developed and commercialized to date.

Diagnostic product candidates may never result in a commercialized product. Most of Celera Diagnostics' potential diagnostic products are in various stages of research and development and will require significant additional research and development efforts by Celera Diagnostics or its collaborators before they can be marketed. These efforts include extensive clinical testing and may require lengthy regulatory review and clearance or approval by the United States Food and Drug Administration and comparable agencies in other countries. The development of Celera Diagnostics' new diagnostics products is highly uncertain and subject to a number of significant risks. Diagnostic product candidates that appear to be promising at early stages of development may not be developed into commercial

products, or may not be successfully marketed, for a number of reasons, including:

- Celera Diagnostics or its collaborators may not successfully complete any research and development efforts;
- any diagnostic products Celera Diagnostics or its collaborators develop may be found during clinical trials to have limited medical value;
- Celera Diagnostics or its collaborators may fail to obtain required regulatory approvals for products they develop;
- Celera Diagnostics or its collaborators may be unable to manufacture enough of any potential products at an acceptable cost and with appropriate quality;
- any diagnostic products Celera Diagnostics or its collaborators develop may not be competitive with other existing or future products;
- adequate reimbursement for Celera Diagnostics' and its collaborators' products may not be available to physicians or patients from the government or insurance companies; and
- Celera Diagnostics may be unable to obtain necessary intellectual property protection, or third parties may own proprietary rights that prevent Celera Diagnostics or its collaborators from commercializing their products.

If Celera Diagnostics fails to satisfy regulatory requirements for any diagnostic product candidate, it may be unable to complete the development and commercialization of that product. Celera Diagnostics is currently developing its capability to move potential products through clinical testing, manufacturing, and the approval processes of the United States Food and Drug Administration and comparable agencies in other countries. In the United States, either Celera Diagnostics or its collaborators must show through pre-clinical studies and clinical trials that each of Celera Diagnostics' diagnostic product candidates is safe and effective for each indication before obtaining regulatory clearance from the United States Food and Drug Administration for the commercial sale of that product. Outside of the United States, the regulatory requirements vary from country to country. If Celera Diagnostics or its collaborator fails to adequately show the safety and effectiveness of a diagnostic product, regulatory clearance or approval could be delayed or denied. The results from pre-clinical studies may be different from the results that are obtained in large-scale clinical trials. Celera Diagnostics cannot be certain that it will show sufficient safety and effectiveness in its clinical trials to allow it to obtain the needed regulatory clearance or approval. The regulatory review and approval process can take many years and require substantial expense and may not be successful. A number of companies in the diagnostics industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier studies.

Even if Celera Diagnostics obtains regulatory clearance or approval, it will be subject to certain risks and uncertainties relating to regulatory compliance, including: post-approval clinical studies and inability to meet the compliance requirements of the United States Food and Drug Administration's Good Manufacturing Practices (Quality System) regulations. In addition, the occurrence of manufacturing problems could cause subsequent suspension of product manufacture or withdrawal of approval, or could require reformulation of a diagnostic product, additional testing, or changes in labeling of the product. This could delay or prevent Celera Diagnostics from generating revenues from the sale of that diagnostic product.

Celera Diagnostics' products may not be fully accepted by physicians and laboratories. Celera Diagnostics' growth and success will depend on market acceptance by physicians and laboratories of its products as clinically useful and cost-effective. Celera Diagnostics expects that most of its products will use genotyping and gene expression information to predict predisposition to diseases, disease progression or severity, or responsiveness to treatment. Market acceptance will depend on the widespread acceptance and use by doctors and clinicians of genetic testing for these purposes. The use of genotyping and gene expression information by doctors and clinicians for these purposes is relatively new. Celera Diagnostics cannot be certain that doctors and clinicians will want to use its products designed for these purposes.

Even if genetic testing is accepted as a method to manage health care, Celera Diagnostics cannot be certain that its products will be accepted in the clinical diagnostic market. If genetic testing becomes widely accepted in the clinical diagnostic market, Celera Diagnostics cannot predict the extent to which doctors and clinicians may be willing to utilize Celera Diagnostics' products in providing patient care. Doctors and clinicians may prefer competing technologies and products that can be used for the same purposes as Celera Diagnostics' products.

Ethical, legal and social issues related to the use of genetic information and genetic testing may cause less demand for Celera Diagnostics' products. Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. For example, concerns have been expressed regarding the use of genetic test results by insurance carriers or employers to discriminate on the basis of this information, resulting in barriers to the acceptance of genetic tests by consumers. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibiting testing for genetic predisposition to certain diseases,

particularly those that have no known cure. Any of these scenarios could reduce the potential markets for products of Celera Diagnostics.

If insurance companies and other third-party payors do not reimburse doctors and patients for Celera Diagnostics' tests, its ability to sell its products to the clinical diagnostics market will be impaired. Sales of Celera Diagnostics' products will depend, in large part, on the availability of adequate reimbursement to users of those products from government insurance plans, including Medicare and Medicaid in the United States, managed care organizations, and private insurance plans. Physicians' recommendations to use diagnostic tests, as well as decisions by patients to pursue those tests, are likely to be influenced by the availability of reimbursement by insurance companies and other third party payors. Third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for testing and treatment products and services. In particular, products and services that are determined to be investigational in nature or that are not considered "reasonably and necessary" for diagnosis or treatment may be denied reimbursement coverage. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on medical suppliers to reduce their prices. Thus, third-party reimbursement may not be consistently available or financially adequate to cover the cost of Celera Diagnostics' products. This could limit the ability of Celera Diagnostics to sell its products, cause Celera Diagnostics to reduce the prices of its products, or otherwise adversely affect Celera Diagnostics' operating results.

Because each third-party payor individually approves reimbursement, obtaining these approvals is a time-consuming and costly process that requires Celera Diagnostics to provide scientific and clinical support for the use of each of its products to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on Celera Diagnostics' revenues and operating results.

If Celera Diagnostics fails to maintain its existing collaborative relationships and enter into new collaborative relationships, or if collaborators do not perform under collaboration agreements, development of its diagnostic products could be delayed. Celera Diagnostics' strategy for the discovery, development, clinical testing, manufacturing and commercialization of most of its diagnostic product candidates includes entering into collaborations with partners. Although Celera Diagnostics has expended, and continues to expend, time and money on internal research and development programs, it may be unsuccessful in creating diagnostic product candidates that would enable it to form additional collaborations.

Celera Diagnostics has entered into a strategic alliance agreement with Abbott Laboratories for the joint discovery, development, manufacturing, and commercialization of nucleic acid-based diagnostic products. The Abbott Laboratories agreement may be terminated by the non-breaching party in the event of a material breach and, under certain circumstances, by either party in the event of a change in control of the other party. In addition, the amount and timing of resources to be devoted to research, development, eventual clinical trials and commercialization activities by Abbott are not within Celera Diagnostics' control. Future collaborations with other third parties are likely to be subject to similar terms and conditions. Celera Diagnostics cannot ensure that its collaborators will perform their obligations as expected. If any of Celera Diagnostics' collaborators terminate or elect to cancel their agreements or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of diagnostics products may be delayed or otherwise adversely affected. If in some cases Celera Diagnostics assumes responsibilities for continuing programs on its own after termination of a collaboration, Celera Diagnostics may be required to devote additional resources to product development and commercialization or Celera Diagnostics may need to cancel certain development programs.

Celera Diagnostics does not have marketing capability in the clinical diagnostic market. Celera Diagnostics currently does not have a marketing organization. Accordingly, its ability to successfully sell its products will depend on its ability to either develop a marketing organization or work with Abbott Laboratories under their current agreement, or a combination of both. In jurisdictions where Celera Diagnostics uses third party distributors, its success will depend to a great extent on the efforts of the distributors.

Celera Diagnostics has limited manufacturing capability and may encounter difficulties expanding Celera Diagnostics' operations. Celera Diagnostics has limited commercial manufacturing experience and capabilities. If product sales increase, Celera Diagnostics will have to increase the capacity of its manufacturing processes and facilities or rely on its collaborators, if any. Celera Diagnostics may encounter difficulties in scaling-up manufacturing processes and may be unsuccessful in overcoming such difficulties. In such circumstances, Celera Diagnostics' ability to meet product demand may be impaired or delayed.

Celera Diagnostics' facilities are subject, on an ongoing basis, to the United States Food and Drug Administration's Good Manufacturing Practices (Quality System) regulations, international quality standards and

other regulatory requirements, including requirements for good manufacturing practices. Celera Diagnostics may encounter difficulties expanding Celera Diagnostics' manufacturing operations in accordance with these regulations and standards, which could result in a delay or termination of manufacturing or an inability to meet product demand.

Celera Diagnostics is currently operating its manufacturing at an Applied Biosystems group facility, and intends to relocate these operations to a new facility currently under construction. Celera Diagnostics expects to operate its manufacturing out of a single facility for the foreseeable future, and it does not have alternative production plans in place or alternative facilities available should its existing manufacturing facility or its new manufacturing facility, after completion of and relocation to this facility, cease to function. Accordingly, Celera Diagnostics' business could be adversely affected by unexpected interruptions in manufacturing caused by events such as labor problems, equipment failures, or other factors, and the resulting inability to meet customer orders on a timely basis.

Celera Diagnostics' research and product development depends on access to tissue samples and other biological materials. Celera Diagnostics needs access to human tissue samples from diseased and healthy individuals, other biological materials, and related clinical and other information, which may be in limited supply. Celera Diagnostics may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human tissue samples. If Celera Diagnostics loses access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on its use of the information generated from tissue samples, its business may be harmed.

Single suppliers or a limited number of suppliers provide key components of Celera Diagnostics' products. If these suppliers fail to supply these components, Celera Diagnostics may be unable to satisfy product demand. Several key components of Celera Diagnostics' products come from, or are manufactured for Celera Diagnostics by, a single supplier or a limited number of suppliers. This applies in particular to components such as enzymes and fluorescent dyes. Celera Diagnostics acquires some of these and other key components on a purchase-order basis, meaning that the supplier is not required to supply Celera Diagnostics with specified quantities over longer periods of time or set-aside part of its inventory for Celera Diagnostics' forecasted requirements. Celera Diagnostics has not arranged for alternative supply sources for some of these components and it may be difficult to find alternative suppliers, especially to replace enzymes and fluorescent dyes. If Celera Diagnostics' product sales increase beyond the forecast levels, or if its suppliers are unable or unwilling to supply it on commercially acceptable terms, it may not have access to sufficient quantities of key components on a timely basis and may be unable to satisfy product demand.

In addition, if any of the components of Celera Diagnostics' products are no longer available in the marketplace, it may be forced to further develop its products or technology to incorporate alternate components. The incorporation of new components into its products may require Celera Diagnostics to seek approvals from the FDA or foreign regulatory agencies prior to commercialization.

Celera Diagnostics' competitive position depends on maintaining its intellectual property protection and obtaining licenses to intellectual property it may need from others. Celera Diagnostics' ability to compete and to achieve and maintain profitability depends on its ability to protect its proprietary discoveries or technology, in large part, through obtaining and enforcing patent rights, maintaining its trade secrets, and operating without infringing the intellectual property rights of others. Celera Diagnostics' ability to obtain patent protection for the inventions it makes is uncertain. The patentability of biotechnology inventions involves complex factual and legal questions. As a result, it is difficult to predict whether patents will issue or the breadth of claims that will be allowed in biotechnology and pharmaceutical patents. This may be particularly true with regard to the patenting of gene sequences, gene functions, and genetic variations. In this regard, the United States Patent and Trademark Office has adopted guidelines for use in the review of the utility of inventions, particularly biotechnology inventions. These guidelines increased the amount of evidence required to demonstrate utility in order to obtain a patent in the biotechnology field, making patent protection more difficult to obtain. Although others have been successful in obtaining patents to biotechnology inventions, since the adoption of these guidelines, these patents have been issued with increasingly less frequency. As a result, patents may not issue from patent applications that Celera Diagnostics may own or license if the applicant is unable to satisfy the new guidelines.

In some instances, patent applications in the United States are maintained in secrecy until a patent issues. In most instances, the content of United States and international patent applications is made available to the public approximately 18 months after the application's filing date. As a result, Celera Diagnostics cannot be certain that others have not filed patent applications for inventions covered by Celera Diagnostics' patent applications or that Celera Diagnostics inventors were the first to make the invention. Accordingly, Celera Diagnostics' patent applications may be preempted or Celera Diagnostics may have to participate in interference proceedings before the United States Patent

and Trademark Office. These proceedings determine the priority of invention and the right to a patent for the claimed invention in the United States.

Furthermore, lawsuits may be necessary to enforce any patents issued to Celera Diagnostics or to determine the scope and validity of the patent rights of third parties. Lawsuits and interference proceedings, even if they are successful, are expensive to pursue, and Celera Diagnostics could use a substantial amount of its financial resources in either case. An adverse outcome could subject Celera Diagnostics to significant liabilities to third parties and require Celera Diagnostics to license disputed rights from third parties or to cease development or sales of a product.

Celera Diagnostics also relies on trade secret protection for its confidential and proprietary information and procedures. Celera Diagnostics protects its trade secrets through recognized practices, including access control, confidentiality and nonuse agreements with employees, consultants, collaborators and customers, and other security measures. These confidentiality and nonuse agreements may be breached, however, and Celera Diagnostics may not have adequate remedies for a breach. In addition, Celera Diagnostics' trade secrets may otherwise become known or be independently developed by competitors. Accordingly, it is unclear whether Celera Diagnostics' trade secrets will provide adequate protection.

Disputes may arise in the future with regard to the ownership of rights to any invention developed with collaborators. These and other possible disagreements with collaborators could lead to delays in the achievement of milestones or receipt of royalty payments or in research, development, and commercialization of Celera Diagnostics' products. In addition, these disputes could require or result in lawsuits or arbitration. Lawsuits and arbitration are time-consuming and expensive. Even if Celera Diagnostics wins, the cost of these proceedings could adversely affect its business, financial condition and operating results.

Celera Diagnostics may infringe the intellectual property rights of third parties and may become involved in expensive intellectual property litigation. The intellectual property rights of biotechnology companies, including Celera Diagnostics, are generally uncertain and involve complex legal, scientific and factual questions. Celera Diagnostics' success in diagnostic discovery and development may depend, in part, on its ability to operate without infringing the intellectual property rights of others and to prevent others from infringing its intellectual property rights.

There has been substantial litigation regarding patents and other intellectual property rights in the biotechnology and pharmaceutical industries. Celera Diagnostics may become a party to patent litigation or proceedings at the United States Patent and Trademark Office to determine its patent rights with respect to third parties. Interference proceedings may be necessary to establish which party was the first to make the invention sought to be patented. Celera Diagnostics may become involved in patent litigation against third parties to enforce its patent rights, to invalidate patents held by the third parties, or to defend against these claims. The cost to Celera Diagnostics of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If infringement litigation against Celera Diagnostics is resolved unfavorably to Celera Diagnostics, Celera Diagnostics may be enjoined from manufacturing or selling its products or services without a license from a third party. Celera Diagnostics may not be able to obtain a license on commercially acceptable terms, or at all.

Introduction of new products may expose Celera Diagnostics to product liability claims. New products developed by the Celera Diagnostics or its collaborators could expose Celera Diagnostics to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of human diagnostic products. In addition, clinicians, patients, third-party payors, and others may at times seek damages based on testing or analysis errors based on a technician's misreading of results, mishandling of the patient samples, or similar claims. Product liability claims or product recalls, regardless of the ultimate outcome, could require Celera Diagnostics to spend significant time and money in litigation and to pay significant damages. Although Celera Diagnostics expects to seek and maintain product liability insurance to cover claims relating to the testing and use of diagnostic products, there can be no assurance that such insurance will be available on commercially reasonable terms, if at all, or that the amount of coverage obtained will be adequate to cover losses from any particular claim.

The diagnostics industry is intensely competitive and evolving. There is intense competition among health care, biotechnology, and diagnostic companies attempting to discover candidates for potential new diagnostic products. These companies may:

- develop new diagnostic products in advance of Celera Diagnostics;
- develop diagnostic products which are more effective or more cost-effective than those developed by Celera Diagnostics;
- obtain regulatory approvals of their diagnostic products more rapidly than Celera Diagnostics; or
- obtain patent protection or other intellectual property rights that would limit Celera Diagnostics' ability to develop and commercialize, or its customers' ability to use, Celera Diagnostics' diagnostic products.

Celera Diagnostics competes with entities in the United States and abroad that are engaged in the development and commercialization of products that provide genetic information. They include:

- purveyors of genetic testing services, which are not subject to the same clinical validation requirements as Celera Diagnostics' products, and which do not require United States Food and Drug Administration or other regulatory approval, including Laboratory Corporation of America Holdings, Quest Diagnostics Inc., and Specialty Laboratories, Inc.;
- manufacturers of analyte specific reagents and genotyping test kits;
- purveyors of phenotyping assay services; and
- manufacturers and distributors of DNA probe-based diagnostic systems.

Electricity shortages and earthquakes could disrupt operations in California. The headquarters and principal operations of Celera Diagnostics are located in Alameda, California. In 2001, the State of California experienced a statewide electricity shortage due to a variety of factors. Although some of the factors causing this shortage have been eliminated or mitigated, there are ongoing concerns about the availability of electricity in California, particularly during peak usage periods. Blackouts in Alameda, even of modest duration, could impair or cause a temporary suspension of the Celera Diagnostics' operations, including the manufacturing and shipment of new products. Power disruptions of an extended duration or high frequency could have a material adverse effect on operating results. In addition, Alameda is located near major California earthquake faults. The ultimate impact of earthquakes on the Celera Diagnostics, its significant suppliers, and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake.

(Dollar amounts in thousands except per share amounts) For the years ended June 30,	2000	2001	2002
Net Revenues	$ 1,371,035	$ 1,644,126	$ 1,701,218
Cost of sales	624,099	780,712	798,987
Gross Margin	746,936	863,414	902,231
Selling, general and administrative	436,911	440,059	438,369
Research, development and engineering	255,585	323,417	381,902
Amortization of goodwill and intangible assets	4,166	43,934	7,443
Other special charges	2,142	69,069	25,754
Acquired research and development			101,181
Operating Income (Loss)	48,132	(13,065)	(52,418)
Gain (loss) on investments, net	48,603	14,985	(14,496)
Interest expense	(3,501)	(2,125)	(1,461)
Interest income	39,428	80,348	44,968
Other income (expense), net	3,446	(6,671)	(5,143)
Income (Loss) Before Income Taxes	136,108	73,472	(28,550)
Provision for income taxes	40,612	46,238	12,031
Net Income (Loss)	$ 95,496	$ 27,234	$ (40,581)
Applied Biosystems Group (see Note 1)			
Net Income	$ 186,247	$ 212,391	$ 168,481
Basic per share	$ 0.90	$ 1.01	$ 0.80
Diluted per share	$ 0.86	$ 0.96	$ 0.78
Celera Genomics Group (see Note 1)			
Net Loss	$ (92,737)	$ (186,229)	$ (211,772)
Basic and diluted per share	$ (1.73)	$ (3.07)	$ (3.21)

See accompanying notes to Applera Corporation's consolidated financial statements.

FINANCIAL STATEMENTS

(Dollar amounts in thousands except share data) At June 30,	2001	2002
Assets		
Current assets		
Cash and cash equivalents	$ 608,535	$ 470,218
Short-term investments	779,482	889,685
Accounts receivable (net of allowances for doubtful accounts of $5,070 and $10,950, respectively)	400,803	406,244
Inventories, net	149,658	146,804
Prepaid expenses and other current assets	103,006	99,547
Total current assets	2,041,484	2,012,498
Property, plant and equipment, net	435,560	488,744
Other long-term assets	410,814	574,157
Total Assets	$ 2,887,858	$ 3,075,399
Liabilities And Stockholders' Equity		
Current liabilities		
Loans payable	$ 14,678	$ 299
Current portion of long-term debt	30,480	
Accounts payable	178,264	168,218
Accrued salaries and wages	64,854	82,165
Accrued taxes on income	83,016	101,209
Other accrued expenses	215,823	275,348
Total current liabilities	587,115	627,239
Long-term debt		17,983
Other long-term liabilities	152,432	205,234
Total Liabilities	739,547	850,456
Commitments and contingencies (see Note 9)		
Stockholders' Equity		
Capital stock		
Preferred stock		
Applera Corporation: $.01 par value; 10,000,000 shares authorized at June 30, 2001 and 2002; no shares issued and outstanding at June 30, 2001 and 2002		
Common stock		
Applera Corporation – Applied Biosystems stock: $.01 par value; 211,473,057 shares and 212,829,871 shares issued at June 30, 2001 and 2002, respectively	2,115	2,128
Applera Corporation – Celera Genomics stock: $.01 par value; 61,693,504 shares and 70,963,471 shares issued at June 30, 2001 and 2002, respectively	617	710
Capital in excess of par value	1,832,000	2,086,929
Retained earnings	369,444	292,690
Accumulated other comprehensive loss	(55,865)	(91,574)
Treasury stock, at cost		(65,940)
Total Stockholders' Equity	2,148,311	2,224,943
Total Liabilities And Stockholders' Equity	$ 2,887,858	$ 3,075,399

See accompanying notes to Applera Corporation's consolidated financial statements.

FINANCIAL STATEMENTS

(Dollar amounts in thousands) For the years ended June 30,	2000	2001	2002
Operating Activities From Continuing Operations			
Net income (loss)	$ 95,496	$ 27,234	$ (40,581)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	80,699	129,151	116,794
Asset impairments		69,069	15,563
Provisions for excess lease space and severance costs			13,106
Long-term compensation programs	10,535	6,082	5,240
Deferred income taxes	(26,399)	15,981	(47,535)
(Gains) losses from investments and sales of assets	(56,801)	(14,985)	14,095
Loss from equity method investees			4,789
Acquired research and development			101,181
Changes in operating assets and liabilities:			
Accounts receivable	(72,538)	(49,299)	15,824
Inventories	(2,180)	997	1,257
Prepaid expenses and other assets	(22,842)	(34,446)	(28,719)
Accounts payable and other liabilities	102,234	(63,380)	41,843
Net Cash Provided By Operating Activities	108,204	86,404	212,857
Investing Activities From Continuing Operations			
Additions to property, plant and equipment (net of disposals of $2,201, $8,526, and $1,629 respectively)	(123,614)	(177,336)	(114,107)
Purchases of short-term investments, net	(541,127)	(238,115)	(108,628)
Acquisitions and investments, net	(23,023)	(8,912)	(41,901)
Proceeds from the sale of assets, net	82,763	15,498	5,228
Proceeds from the collection of notes receivable	150,000		
Net Cash Used By Investing Activities	(455,001)	(408,865)	(259,408)
Net Cash Used By Operating Activities From Discontinued Operations	(15,081)	(2,860)	(2,843)
Financing Activities			
Net change in loans payable	52,701	1,553	(23,721)
Principal payments on long-term debt		(46,000)	(38,973)
Dividends	(26,358)	(35,669)	(36,020)
Purchases of common stock for treasury			(69,891)
Net proceeds from follow-on stock offering	943,303		
Proceeds from stock issued for stock plans	61,047	60,074	48,215
Net Cash Provided (Used) By Financing Activities	1,030,693	(20,042)	(120,390)
Effect Of Exchange Rate Changes On Cash	(12,334)	(10,604)	31,467
Net Change In Cash And Cash Equivalents	656,481	(355,967)	(138,317)
Cash And Cash Equivalents Beginning Of Year	308,021	964,502	608,535
Cash And Cash Equivalents End Of Year	$ 964,502	$ 608,535	$ 470,218

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts and shares in thousands)	Applera – Applied Biosystems Stock	Applera – Celera Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Applera – Applied Biosystems Treasury Stock	Applera – Celera Treasury Stock	Total Stockholders' Equity
Balance At June 30, 1999	$ 1,027	$ 257	$ 507,341	$ 317,720	$ (4,820)	$ -	$ -	$ 821,525
Comprehensive income								
Net income				95,496				95,496
Other comprehensive income:								
Foreign currency translation adjustments					(25,196)			
Minimum pension liability adjustment					(60)			
Unrealized gain on investments, net of reclassification adjustments					155,530			
Other comprehensive income					130,274			130,274
Comprehensive income								225,770
Cash dividends declared on Applera – Applied Biosystems stock				(35,220)				(35,220)
Issuances under stock plans	23	15	61,009					61,047
Issuances under Applera – Celera stock follow-on stock offering		44	943,259					943,303
Tax benefit related to employee stock options			65,708					65,708
Stock compensation			13,266					13,266
Celera Genomics group purchase business combination		16	125,077					125,093
Two-for-one stock split	1,037	261	(1,298)					
Balance At June 30, 2000	2,087	593	1,714,362	377,996	125,454			2,220,492
Comprehensive loss								
Net income				27,234				27,234
Other comprehensive loss:								
Foreign currency translation adjustments					(34,203)			
Unrealized gain on hedge contracts, net of reclassification adjustments					11,158			
Minimum pension liability adjustment					(35,151)			
Unrealized loss on investments, net of reclassification adjustments					(123,123)			
Other comprehensive loss					(181,319)			(181,319)
Comprehensive loss								(154,085)
Cash dividends declared on Applera – Applied Biosystems stock				(35,786)				(35,786)
Issuances under stock plans	28	24	60,021					60,073
Tax benefit related to employee stock options			51,535					51,535
Stock compensation			6,082					6,082
Balance At June 30, 2001	2,115	617	1,832,000	369,444	(55,865)			2,148,311
Comprehensive loss								
Net loss				(40,581)				(40,581)
Other comprehensive loss:								
Foreign currency translation adjustments					48,425			
Unrealized loss on hedge contracts, net of reclassification adjustments					(35,661)			
Minimum pension liability adjustment					(17,005)			
Unrealized loss on investments, net of reclassification adjustments					(31,468)			
Other comprehensive loss					(35,709)			(35,709)
Comprehensive loss								(76,290)
Cash dividends declared on Applera – Applied Biosystems stock				(35,972)				(35,972)
Purchase of shares for treasury stock						(68,950)	(941)	(69,891)
Issuances under stock plans	13	38	52,684	(201)		2,987	941	56,462
Tax benefit related to employee stock options			15,172					15,172
Celera Genomics group purchase business combination		55	181,856					181,911
Stock compensation			5,217			23		5,240
Balance At June 30, 2002	$ 2,128	$ 710	$ 2,086,929	$ 292,690	$ (91,574)	$ (65,940)	$ -	$ 2,224,943

See accompanying notes to Applera Corporation's consolidated financial statements.

FINANCIAL STATEMENTS

Note 1—Accounting Policies And Practices

Principles of Consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries of Applera Corporation ("Applera" or "the Company"). All significant intracompany transactions and balances have been eliminated in consolidation. Certain prior year amounts in the consolidated financial statements and notes have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recapitalization

The recapitalization of the Company on May 6, 1999 resulted in the issuance of two new classes of common stock called Applera Corporation – Applied Biosystems Group Common Stock ("Applera – Applied Biosystems stock") and Applera Corporation – Celera Genomics Group Common Stock ("Applera – Celera stock"). Applera – Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems business ("Applied Biosystems group"), and Applera – Celera stock is intended to reflect the relative performance of the Celera Genomics business ("Celera Genomics group").

Holders of Applera – Applied Biosystems stock and Applera – Celera stock are stockholders of the Company. The Applied Biosystems group and the Celera Genomics group (individually referred to as a "group") are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in the Company and all of its businesses, assets, and liabilities.

Financial effects arising from one group that affect the Company's consolidated results of operations or consolidated financial condition could, if significant, affect the results of operations or financial condition of the other group and the per share market price of the class of common stock relating to the other group. Any net losses of the Applied Biosystems group or the Celera Genomics group and dividends or distributions on, or repurchases of, Applera – Applied Biosystems stock or Applera – Celera stock or repurchases of preferred stock of the Company will reduce the assets of the Company legally available for payment of dividends.

Recently Issued Accounting Standards

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 sets forth various modifications to existing accounting guidance which prescribes the conditions which must be met in order for costs associated with contract terminations, facility consolidations, employee relocations and terminations, including those associated with restructuring activities, to be accrued and recorded as liabilities in financial statements. SFAS No. 146 will be required for exit or disposal activities initiated after December 31, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets, excluding goodwill, to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS No. 144 also requires long-lived assets to be abandoned to be treated as held for use and depreciated over their remaining expected lives and broadens the presentation of discontinued operations in the income statement to a component of an entity rather than a segment of a business. SFAS No. 144 is effective for the Company's fiscal 2003 and will not materially change the methods used by the Company to measure impairment losses on long-lived assets, but may result in more dispositions being reported as discontinued operations than is permitted under current accounting principles.

Earnings per Share

Basic earnings per share for each class of common stock is computed by dividing the earnings allocated to each class of common stock by the weighted average number of outstanding shares of that class of common stock. Diluted earnings per share is computed by dividing the earnings allocated to each class of common stock by the weighted average number of outstanding shares of that class of common stock including the dilutive effect of common stock equivalents. Dilutive common stock equivalents primarily consist of employee stock options.

The earnings allocated to each class of common stock are determined by the Company's Board of Directors. This determination is generally based on the net income or loss amounts of the corresponding group determined in accordance with accounting principles generally accepted in the United States of America, consistently applied. The Company believes this method of allocation is systematic and reasonable. The Board of Directors can, at its discretion, change the method of allocating earnings to each class of common stock at any time.

The following table presents a reconciliation of basic and diluted earnings (loss) per share:

(Amounts in thousands except per share amounts) For the years ended June 30,	Applied Biosystems Group 2000	2001	2002	Celera Genomics Group 2000	2001	2002
Weighted average number of common shares used in the calculation of basic earnings (loss) per share	207,010	210,188	211,626	53,725	60,718	66,047
Common stock equivalents	10,006	10,288	3,816			
Shares used in the calculation of diluted earnings (loss) per share	217,016	220,476	215,442	53,725	60,718	66,047
Net income (loss) used in the calculation of basic and diluted earnings (loss) per share	$ 186,247	$ 212,391	$ 168,481	$ (92,737)	$ (186,229)	$ (211,772)
Net income (loss) per share						
Basic	$ 0.90	$ 1.01	$ 0.80	$ (1.73)	$ (3.07)	$ (3.21)
Diluted	$ 0.86	$ 0.96	$ 0.78	$ (1.73)	$ (3.07)	$ (3.21)

Options to purchase 5.9 million, 9.1 million, and 27.8 million shares of Applera – Applied Biosystems stock were outstanding at June 30, 2000, 2001, and 2002, respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive. Options and warrants to purchase 12.3 million, 14.7 million, and 13.1 million shares of Applera – Celera stock were outstanding at June 30, 2000, 2001, and 2002, respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive.

All Applera – Applied Biosystems stock and Applera – Celera stock share and per share data reflects all stock splits.

Foreign Currency

Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the fiscal year-end exchange rates. The related translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in the consolidated statements of financial position. Foreign currency revenues and expenses are translated using exchange rates prevailing during the fiscal year. Foreign currency transaction gains and losses are included in net income. Transaction gains and losses occur from fluctuations in exchange rates when assets and liabilities are denominated in currencies other than the functional currency of an entity. Net transaction gains (losses) for the fiscal years ended June 30, 2000, 2001, and 2002 were $(0.1) million, $(1.3) million, and $0.7 million, respectively. The net transaction gains and losses for fiscal 2001 and 2002 included the gains and losses on the revaluation of non-functional currency-denominated net assets offset by the losses and gains, respectively, on non-qualified hedges on these positions. See Note 10 for further information on the Company's hedging program.

Derivative Financial Instruments

The Company uses derivative financial instruments to offset exposure to market risks arising from changes in foreign currency exchange rates. Derivative financial instruments currently utilized by the Company include foreign exchange forward, option and range forward contracts (see Note 10).

Cash and Cash Equivalents and Short-Term Investments

Cash equivalents consist of highly liquid debt instruments, time deposits, and certificates of deposit with original maturities of three months or less at the date of purchase.

Short-term investments, that are classified as available-for-sale, have maturities of less than one year and are carried at fair value with unrealized gains and losses included as a separate component of stockholders' equity, net of any related tax effect. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses recorded to other income, net.

The fair value of short-term investments at June 30, 2001 and 2002 was as follows:

(Dollar amounts in millions)	2001	2002
Certificates of deposit and time deposits	$ 151.5	$ 107.8
Commercial paper	141.4	66.2
U.S. government and agency obligations	194.8	582.1
Corporate bonds	109.2	79.0
Asset backed securities	113.0	44.0
Foreign debt	69.6	10.6
Total short-term investments	$ 779.5	$ 889.7

At June 30, 2001, gross unrealized gains on short-term investments were $2.1 million and gross unrealized losses were $1.9 million. At June 30, 2002, gross unrealized gains on short-term investments were $1.9 million and gross unrealized losses were

$0.1 million. Gross realized gains and losses were less than $1 million for the fiscal years ended June 30, 2001 and 2002.

The Company also held trading securities at June 30, 2001 and 2002, which were recorded at fair value with realized and unrealized gains and losses included in income. During fiscal 2001 and 2002, $1.4 million and $1.3 million, respectively, of unrealized net losses were included in income.

Investments

Investments in business entities in which the Company has the ability to exercise significant influence over operating and financial policies (generally 20% to 50% ownership) are accounted for using the equity method of accounting. Under the equity method of accounting, investments are recorded at cost and adjusted for dividends and undistributed earnings and losses.

Non-marketable equity instruments for which the Company does not have the ability to exercise significant influence ("minority equity investments") are accounted for using the cost method of accounting. Minority equity investments in public companies are generally classified as available-for-sale and carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The specific identification method is used to determine the cost of securities disposed of. Under the cost method of accounting, investments in equity securities are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

In the fourth quarter of fiscal 2002, the Company recorded a $14.2 million pretax charge for an other-than-temporary impairment of minority equity investments.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Inventories at June 30, 2001 and 2002 included the following components:

(Dollar amounts in millions)	2001	2002
Raw materials and supplies	$ 58.8	$ 71.3
Work-in-process	12.9	11.1
Finished products	78.0	64.4
Total inventories, net	$ 149.7	$ 146.8

During fiscal 2002, the Company recorded a charge of $2.9 million to cost of sales for the impairment of inventory related to the Celera Genomics group's Paracel business.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are recorded at cost and consisted of the following at June 30, 2001 and 2002:

(Dollar amounts in millions)	2001	2002
Land	$ 77.1	$ 77.4
Buildings and leasehold improvements	220.5	285.2
Machinery and equipment	279.8	329.7
Computer software and related licenses	95.2	103.9
Property, plant and equipment, at cost	672.6	796.2
Accumulated depreciation and amortization	237.0	307.5
Property, plant and equipment, net	$ 435.6	$ 488.7

Major renewals and improvements that significantly add to productive capacity or extend the life of an asset are capitalized. Repairs, maintenance, and minor renewals and improvements are expensed as incurred. The cost of assets and related depreciation is removed from the related accounts on the balance sheet when such assets are disposed of, and any related gains or losses are reflected in current earnings.

Provisions for depreciation of owned property, plant and equipment are based upon the expected useful lives of the assets and computed primarily using the straight-line method. Leasehold improvements are amortized over their estimated useful lives or the term of the applicable lease, whichever is less, using the straight-line method. Useful lives are generally 30 to 40 years for buildings and three to seven years for machinery and equipment. Capitalized internal-use software costs are amortized primarily over the expected useful lives, not to exceed seven years. Depreciation expense for property, plant and equipment was $61.4 million, $72.2 million, and $88.7 million for the fiscal years ended June 30, 2000, 2001, and 2002, respectively.

Capitalized Software

Software development costs, for software used in the Company's products, which are incurred from the time technological feasibility of the software is established until the software is ready for its intended use, are capitalized and included in other long-term assets. These costs are amortized using the straight-line method over a maximum of three years or the expected life of the product, whichever is less. At June 30, 2001 and 2002, capitalized software costs, net of accumulated amortization, were $27.9 million and $28.7 million, respectively. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred.

Intangible Assets

Intangible assets are amortized using the straight-line method over their expected useful lives. Intangible assets subject to amortization at June 30, 2002 included the following:

(Dollar amounts in millions)	Gross Carrying Amount	Accumulated Amortization	Net
Patents	$ 33.1	$ 8.6	$ 24.5
Acquired technology	66.2	28.1	38.1
Favorable operating leases	11.6	1.8	9.8
Total	$ 110.9	$ 38.5	$ 72.4

Aggregate amortization expense for the fiscal year ended June 30, 2002 was $17.0 million. Estimated aggregate amortization expense for each of the next five fiscal years ending June 30 for intangible assets recorded in the Statement of Financial Position as of June 30, 2002 is as follows:

(Dollar amounts in millions)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Consolidated
2003	$ 9.5	$ 5.9	$ 1.9	$ 17.3
2004	9.1	2.9	1.9	13.9
2005	8.8	2.9	1.9	13.6
2006	8.5	1.1	1.9	11.5
2007	7.6		1.8	9.4

Goodwill

Goodwill, representing the excess purchase price over the net asset value of companies acquired, was amortized using the straight-line method over periods not exceeding 20 years. Effective July 1, 2001, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, the Company has reclassified certain other intangible assets associated with its workforce to goodwill and no longer amortizes goodwill. Instead, goodwill is tested for impairment at the reporting unit level, at least annually, by determining the fair value of the reporting unit and comparing it with its book value. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied fair value. SFAS No. 142 requires management to estimate the fair value of each reporting unit, as well as the fair value of the assets and liabilities of each reporting unit, other than goodwill. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit.

The changes in the carrying amount of goodwill for the fiscal year ended June 30, 2002 were as follows:

(Dollar amounts in millions)	Applied Biosystems Group	Celera Genomics Group	Consolidated
Balance as of June 30, 2001	$ 14.0	$ 10.4	$ 24.4
Goodwill acquired	22.7	2.2	24.9
Impairment losses		(12.1)	(12.1)
Adjustment due to reclass of workforce to goodwill		2.2	2.2
Balance as of June 30, 2002	$ 36.7	$ 2.7	$ 39.4

The following selected pro forma information for fiscal 2000 and 2001 assumes the provisions of SFAS No. 142 had been applied at the beginning of each of these fiscal years:

(Dollar amounts in millions except per share amounts)	2000	2001
Applera net income	$ 100.8	$ 69.2
Applied Biosystems Group		
Net income	$ 188.1	$ 214.2
Basic per share	$ 0.91	$ 1.02
Diluted per share	$ 0.87	$ 0.97
Celera Genomics Group		
Net loss	$ (89.2)	$ (146.1)
Basic and diluted per share	$ (1.66)	$ (2.41)

Impairment of Long-Lived Assets

Other long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset or a change in business climate. The Company calculates estimated future undiscounted cash flows, before interest and taxes, of the related operation and compares it to the carrying value of the asset in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based upon a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

During fiscal 2001 and 2002, the Company recorded charges of $69.1 million and $12.7 million, respectively, to other special charges for the impairment of long-lived assets associated with the Celera Genomics group's Paracel business (see Note 13).

Revenues

Revenues are generally recorded at the time of shipment of products or performance of services. Revenue is not

recognized at the time of shipment of products in situations where risks and rewards of ownership are transferred to the customer at a point other than shipment due to either the shipping terms or the existence of an acceptance clause.

Subscription fees for access to the Company's on-line information databases are recognized ratably over the contracted period.

Revenue and profit on long-term contracts is recognized in accordance with the percentage-of-completion method. Under this method, revenue is recognized based on either the costs incurred compared to total costs expected to be incurred as work is performed or on the relative costs for a completed phase compared to the estimate of total expected contract costs when delivery and/or acceptance provisions are present. Revenue on short-term contracts is recognized upon completion. The percentage-of-completion method relies on estimates of total expected contract revenues and costs. Material changes in estimated costs to complete could have a material impact on the profitability of such long-term contracts in future periods.

Research, Development and Engineering

Research, development and engineering costs are expensed as incurred.

Supplemental Cash Flow Information

Cash paid for interest and income taxes and significant non-cash investing and financing activities for the following fiscal years were as follows:

(Dollar amounts in millions)	2000	2001	2002
Interest	$ 3.0	$ 1.8	$ 2.1
Income taxes	$ 49.3	$ 95.2	$ 33.2
Significant non-cash investing and financing activities:			
Tax benefit related to employee stock options	$ 65.7	$ 51.5	$ 15.2
Dividends declared not paid	$ 8.9	$ 9.0	$ 8.9
Equity instruments issued in business combinations	$ 125.1		$ 181.9
Debt and capital lease obligation assumed in the Axys acquisition			$ 39.1
Stock issued for which proceeds were in-transit			$ 8.2

Note 2—Acquisitions, Investments, and Dispositions

Paracel, Inc.

During the fourth quarter of fiscal 2000, the Company acquired Paracel, Inc. in a stock-for-stock transaction. Paracel produces advanced genomic and text analysis technologies. The net assets and results of operations of Paracel were included in the Company's consolidated financial statements from the date of acquisition, and were allocated to the Celera Genomics group. See Note 13 for a discussion of impairment and other special charges related to Paracel recorded by the Company.

Axys Pharmaceuticals, Inc.

During the second quarter of fiscal 2002, the Company acquired Axys Pharmaceuticals, Inc. in a stock-for-stock transaction. Axys is an integrated small molecule drug discovery and development company that was developing products for chronic therapeutic application through collaborations with pharmaceutical companies and had a proprietary product portfolio in oncology. The Company believes that the acquisition will accelerate the Celera Genomics group's evolution as a drug discovery and development business.

The Company issued 5.5 million shares of Applera – Celera stock in exchange for all of the outstanding shares of Axys common stock. The acquisition was accounted for under the purchase method of accounting. The total purchase price for the acquisition was $188.4 million, which consisted of Applera – Celera stock valued at $170.3 million, stock options valued at $8.8 million, warrants valued at $2.8 million and transaction costs of $6.5 million. The purchase price was calculated using a $31.04 price per share of Applera – Celera stock, based upon a measurement date of July 17, 2001. This date, determined in accordance with Emerging Issues Task Force Abstracts Issue 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," represented the first date on which the exchange ratio was fixed under the merger agreement. The fair value of the options and warrants was calculated using the Black-Scholes pricing model.

The purchase price of $188.4 million was allocated to tangible net assets and intangible assets as follows:

(Dollar amounts in millions)	
Current assets	$ 6.8
Long-term assets	118.7
Current liabilities	(34.9)
Long-term liabilities	(20.7)
Tangible net assets acquired, at approximate fair value	69.9
Acquired in-process research and development	99.0
Existing technology	7.9
Favorable operating leases	11.6
Total intangible assets	118.5
Total purchase price	$ 188.4

NOTES

The recorded values of the intangible assets, other than the acquired in-process research and development ("IPR&D"), are being amortized over their expected period of benefit, which on a weighted average basis is 2.8 years. Included in long-term assets is a $61.3 million deferred tax asset, recorded in purchase accounting, for net operating loss carryforwards and other temporary differences of Axys expected to be utilized by the Company. Current liabilities included $4.2 million of contractual severance and involuntary termination costs, all of which has been paid prior to June 30, 2002.

In connection with the acquisition, the Company assumed $26.0 million of 8% senior secured convertible notes (see Note 8). These notes are secured by approximately 6.7 million shares, or approximately 90%, of the Company's holding of Discovery Partners International, Inc. ("DPI") common stock. The Company received an approximate 30% interest in DPI, as of the acquisition date. This investment is accounted for under the equity method of accounting. Additionally, the Company assumed an existing Axys construction loan of $8.4 million related to its medicinal chemistry building located in South San Francisco, California (see Note 8). Subsequent to the acquisition, the Company repaid the construction loan and $10 million of the convertible notes.

In connection with the acquisition of Axys, the Company allocated approximately $99.0 million of the purchase price to IPR&D. As of the acquisition date, the technological feasibility of the related projects had not been established, and it was determined that the acquired projects had no future alternative uses. The amounts attributed to acquired IPR&D were based on an independent appraisal and were developed using an income approach. The in-process technologies were valued using a discounted cash flow model on a project-by-project basis. This valuation incorporated a percentage of completion analysis using revenues allocated to in-process technologies. The risk-adjusted discount rate used to value the projects at acquisition ranged from 38% to 43%. The discount rates applied in the discounted cash flow model were risk adjusted, since the assumed periods of milestone receipts and assumed timing of product launch may vary significantly from the assumptions. The valuation assumptions were made solely for the purpose of calculating projected cash flows and valuing the intangible assets acquired at the date of acquisition.

The following table briefly describes the IPR&D projects.

Project	Development Status at Acquisition Date	Valuation Assumptions at Acquisition Date		Value at Acquisition Date
		Project's Stage of Completion at Acquisition Date	Assumed Period of Milestone Receipts	(Dollar amounts in millions)
Cathepsin S: Collaboration with Aventis Pharmaceuticals Products, Inc. with the objective of discovery and development of small molecule drugs that inhibit Cathepsin S, a human cysteine protease associated with certain inflammatory and autoimmune diseases, such as asthma and atherosclerosis	Pre-clinical studies	90%	Years 1 – 7 from date of acquisition	$ 37.7
Cathepsin K: Collaboration with Merck & Co., Inc. to develop small molecule inhibitors of Cathepsin K for the treatment of osteoporosis	Pre-clinical studies	91%	Years 2 – 6 from date of acquisition	26.6
Tryptase: Collaboration with Bayer AG to identify oral tryptase inhibitors for the treatment of asthma	Pre-clinical studies	89%	Years 3 – 8 from date of acquisition	14.9
Cathepsin F: Development of compounds for inflammatory diseases such as asthma and rheumatoid arthritis	Pre-clinical studies	28%	Years 2 – 8 from date of acquisition	8.9
Urokinase: Oncology program focused on development of inhibitors of the protease urokinase to interfere with angiogenesis and metastasis processes	Pre-clinical studies	50%	Years 2 – 8 from date of acquisition	4.7
Serm-beta: Oncology program utilizing licenses granted by Celgene Corp. for exclusive rights to selective estrogen receptor-beta modulators	Pre-clinical studies	71%	Years 3 – 7 from date of acquisition	4.3
Factors VIIa & Xa: Development of oral and parenteral therapeutics for blood clotting disorders, such as deep vein thrombosis, stroke, and myocardial infarction or heart attack	Pre-clinical studies	54%	Years 2 – 10 from date of acquisition	1.9
				$ 99.0

For valuation purposes, the Company assumed that all projects would be partnered and the initial material net cash inflows would result from milestone payments. The Company also assumed there would be cash inflows resulting from royalties after product launch. Product launches were assumed to occur in five to nine years after the date of acquisition.

The Celera Genomics group has initiated a review of the unpartnered pre-clinical programs that may lead to revised prioritization, resourcing and strategy to move toward clinical trials and commercialization. As a result, actual results may vary from the valuation assumptions outlined above.

The net assets and results of operations of Axys have been included in the Company's consolidated financial statements since the date of the acquisition, and have been allocated to the Celera Genomics group. The following selected unaudited pro forma information for the Company has been prepared assuming the acquisition had occurred at the beginning of fiscal 2001 and gives effect to purchase accounting adjustments:

(Dollar amounts in millions except per share amounts)	2001	2002
Net revenues	$ 1,652.1	$ 1,703.8
Net loss	$ (18.5)	$ (63.4)
Applied Biosystems Group		
Net revenues	$ 1,619.5	$ 1,604.0
Net income	$ 212.4	$ 168.5
Basic per share	$ 1.01	$ 0.80
Diluted per share	$ 0.96	$ 0.78
Celera Genomics Group		
Net revenues	$ 97.3	$ 123.4
Net loss	$ (232.0)	$ (234.6)
Basic and diluted per share	$ (3.50)	$ (3.44)

Upon consummation of the acquisition, the Celera Genomics group recorded a $99.0 million non-cash charge to write-off the value of acquired IPR&D, which has been excluded from the pro forma results above. Had the acquired IPR&D charge been excluded from the reported amounts for fiscal 2002, the Company would have reported net income of $58.4 million, the Celera Genomics group would have reported a net loss of $(112.8) million and a net loss per share of Applera - Celera stock of $(1.71).

Included in the unaudited pro forma results for fiscal 2002 is a non-cash pretax charge of $10.8 million recorded by Axys, prior to the acquisition date, for the impairment of an investment accounted for under the cost method of accounting.

This unaudited pro forma data is for informational purposes only and may not be indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 2001 and fiscal 2002 or of the future operations of the combined companies.

Boston Probes, Inc.

During the second quarter of fiscal 2002, the Company acquired the remaining shares of Boston Probes, Inc. not previously owned, or approximately 87% of the outstanding shares, and certain intellectual property rights related to peptide nucleic acids, for approximately $37 million in cash. As a result of owning 100% of Boston Probes, the Company recorded goodwill of $22.7 million, other intangible assets of $21.8 million, and a charge to write-off the value of acquired IPR&D of $2.2 million. Other intangible assets are being amortized over their expected period of benefit, which is 7 years. The acquisition was accounted for under the purchase method of accounting. Boston Probes develops and commercializes products employing peptide nucleic acid ("PNA") probe technology and has developed novel chemistry platforms based on its PNA technology. The Company expects that this technology will be a key component of the Applied Biosystems group's Sequence Detection Systems, a proprietary technology platform for real-time analysis of genetic information. The net assets and results of operations of Boston Probes have been allocated to the Applied Biosystems group.

Other Dispositions

In fiscal 2000, the Company recognized before-tax gains of $41.0 million from the sale of a portion of its equity interest in Millennium Pharmaceuticals, Inc. Net cash proceeds from the sale were $48.0 million in fiscal 2000.

Note 3—Income Taxes

Income (loss) before income taxes for fiscal 2000, 2001, and 2002 is summarized below:

(Dollar amounts in millions)	2000	2001	2002
United States	$ (46.5)	$ (86.7)	$ (257.5)
Foreign	182.6	160.2	228.9
Total	$ 136.1	$ 73.5	$ (28.6)

The Company's provision for income taxes for fiscal 2000, 2001, and 2002 consisted of the following:

(Dollar amounts in millions)	2000	2001	2002
Currently Payable			
Domestic	$ 18.4	$ 7.4	$ 36.5
Foreign	48.6	22.8	23.0
Total currently payable	67.0	30.2	59.5
Deferred			
Domestic	(14.0)	12.1	(53.4)
Foreign	(12.4)	3.9	5.9
Total deferred	(26.4)	16.0	(47.5)
Total provision for income taxes	$ 40.6	$ 46.2	$ 12.0

Significant components of deferred tax assets and liabilities at June 30, 2001 and 2002 are summarized below:

(Dollar amounts in millions)	2001	2002
Deferred Tax Assets		
Inventories	$ 4.3	$ 7.3
Postretirement and postemployment benefits	50.7	59.4
Unrealized losses on investments		12.4
Other accruals	12.8	36.5
Tax credit and loss carryforwards	134.0	116.9
Capitalized R&D expense	67.2	175.7
Subtotal	269.0	408.2
Valuation allowance	(45.5)	(42.7)
Total deferred tax assets	223.5	365.5
Deferred Tax Liabilities		
Depreciation	16.0	23.0
Other accruals	1.4	11.6
Intangible assets	1.1	11.4
Unrealized gains on investments	29.6	
Total deferred tax liabilities	48.1	46.0
Total deferred tax assets, net	$ 175.4	$ 319.5

A reconciliation of the federal statutory tax to the Company's, the Applied Biosystems group's and the Celera Genomics group's tax provisions for fiscal 2000, 2001, and 2002 are set forth in the following table:

	Applied Biosystems Group			Celera Genomics Group			Consolidated		
(Dollar amounts in millions)	2000	2001	**2002**	2000	2001	**2002**	2000	2001	**2002**
Federal statutory rate	35%	35%	**35%**	35%	35%	**35%**	35%	35%	**35%**
Tax at federal statutory rate	$ 96.5	$106.6	**$ 83.1**	$ (49.9)	$ (81.4)	**$ (94.6)**	$ 47.6	$ 25.7	**$ (10.0)**
State income taxes (net of federal benefit)	0.2	0.1	**0.4**	0.2	0.2	**0.5**	0.4	0.3	**0.9**
Effect on income taxes from foreign operations	(6.3)	(12.9)	**3.0**			**0.1**	(6.3)	(12.9)	**3.1**
Effect on income taxes from export operations	(7.1)	(10.3)	**(10.0)**				(7.1)	(10.3)	**(10.0)**
Reorganization, restructuring and other costs	6.5			1.4			7.9		
Nondeductible goodwill and intangibles	0.3	0.4	**1.1**	0.2	34.9	**38.0**	0.5	35.3	**39.1**
R&D tax credit	(6.0)	(0.5)	**(1.1)**	(5.4)	(2.9)	**(5.1)**	(11.4)	(3.4)	**(6.2)**
Valuation allowance	0.1	6.7	**(4.1)**		2.8		0.1	9.5	**(4.1)**
Long-term compensation	8.7						8.7		
Other	(3.4)	2.0	**(3.4)**	3.6		**2.6**	0.2	2.0	**(0.8)**
Total provision for income taxes	$ 89.5	$ 92.1	**$ 69.0**	$ (49.9)	$ (46.4)	**$ (58.5)**	$ 40.6	$ 46.2	**$ 12.0**

The valuation allowance decrease in fiscal 2002 was due to the Company's ability to realize a portion of its federal tax credit and foreign loss carryforward benefits. The valuation allowance was increased in fiscal 2001 principally as a result of foreign tax credits generated by the Company that management believed may not be realized before the end of the statutory carryforward period, due to significant domestic tax loss carryforwards. The fiscal 2001 increase in the valuation allowance was also due to foreign loss carryforwards that management believed may not be realized because the Company will not generate sufficient taxable income in each of the respective foreign countries to utilize the tax loss carryforwards. While a portion of the carryforward benefit was realized in fiscal 2002, management believes that the remaining carryforwards may not be realized before the end of the carryforward period.

At June 30, 2002, the Company's worldwide valuation allowance of $42.7 million principally related to foreign tax loss carryforwards and domestic tax credit carryforwards.

The Company has domestic loss carryforwards as a result of various acquisitions of approximately $89.3 million that will expire between the fiscal years 2008 and 2022. The amount of these net operating loss carryforwards that can be utilized annually to offset future taxable income or tax liability has been limited under the Internal Revenue Code as a result of these acquisitions. The Company also has domestic credit carryforwards of $69.0 million that will expire between fiscal 2004 and 2022, and loss carryforwards of approximately $37.1 million in various foreign countries with varying expiration dates.

United States income taxes were not provided on approximately $417.1 million of net unremitted earnings from foreign subsidiaries since the Company intends to permanently reinvest substantially all of such earnings outside the U.S. However, if some portion of these earnings is remitted, the Company expects the effect of any remittance after considering available tax credits and amounts previously accrued not to be significant to the consolidated results of operations. These earnings include income from manufacturing operations in Singapore, which is tax-exempt through fiscal 2004.

Note 4—Retirement and Other Benefits

Pension Plans, Retiree Healthcare, and Life Insurance Benefits

The Company maintains or sponsors pension plans that cover a portion of worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment. However, the level of benefits and terms of vesting may vary among plans. Pension plan assets are administered by trustees and are principally invested in equity and fixed income securities. The funding of pension plans is determined in accordance with statutory funding requirements.

The Company's domestic pension plan covers a substantial portion of U.S. employees. The pension plan is not available to employees hired on or after July 1, 1999 and the accrual of future service benefits will terminate as of June 30, 2004.

The postretirement benefit plan provides certain healthcare and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, reduced for any deductible and for payments made by Medicare or other group coverage. The cost of providing these benefits is shared with retirees. The plan is unfunded.

The components of net pension and postretirement benefit expenses for fiscal 2000, 2001, and 2002 are set forth in the following table:

(Dollar amounts in millions)	2000	2001	2002
Pension			
Service cost	$ 7.7	$ 8.0	$ 10.0
Interest cost	44.1	48.7	42.4
Expected return on plan assets	(45.7)	(50.5)	(44.2)
Amortization of transition asset	(2.4)	(0.2)	0.4
Amortization of prior service cost	(0.4)	(0.5)	(0.5)
Amortization of losses	0.2	0.1	0.5
Net periodic expense	$ 3.5	$ 5.6	$ 8.6
Postretirement Benefit			
Service cost	$ 0.3	$ 0.2	$ 0.2
Interest cost	4.6	4.8	4.8
Amortization of gains	(1.8)	(1.7)	(1.0)
Net periodic expense	$ 3.1	$ 3.3	$ 4.0

NOTES

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plans, and the amounts recorded in the Company's Consolidated Statements of Financial Position at June 30, 2001 and 2002:

	Pension		Postretirement	
(Dollar amounts in millions)	2001	2002	2001	2002
Change In Benefit Obligation				
Benefit obligation, beginning of year	$ 607.9	$ 590.2	$ 61.9	$ 66.3
Service cost	8.0	9.9	0.2	0.2
Interest cost	48.7	42.4	4.8	4.8
Participants' contributions		0.2		
Benefits paid	(37.1)	(35.5)	(5.6)	(6.9)
Actuarial (gain) loss	35.1	(0.6)	5.0	2.3
Variable annuity unit value change	(70.5)	(30.6)		
Addition of plan		6.2		
Foreign currency translation	(1.1)	1.8		
Other	(0.8)			
Benefit obligation	$ 590.2	$ 584.0	$ 66.3	$ 66.7
Change In Plan Assets				
Fair value of plan assets, beginning of year	$ 615.0	$ 557.0	$ -	$ -
Actual return on plan assets	(23.5)	(14.9)		
Participants' contributions		0.2		
Company contributions	0.8	3.0	5.6	6.9
Benefits paid	(34.7)	(33.9)	(5.6)	(6.9)
Addition of plan		3.2		
Foreign currency translation	(0.5)	0.7		
Other	(0.1)			
Fair value of plan assets	$ 557.0	$ 515.3	$ -	$ -
Funded Status Reconciliation				
Funded status	$ (33.2)	$ (68.7)	$ (66.3)	$ (66.7)
Unrecognized prior service gain	(1.9)	(1.4)		
Unrecognized transition asset	0.9	0.6		
Unrecognized (gains) losses	66.6	93.6	(14.7)	(11.4)
Net amount recognized	$ 32.4	$ 24.1	$ (81.0)	$ (78.1)
Amounts Recognized In The Consolidated Statements Of Financial Position				
Prepaid benefit cost	$ -	$ 0.4	$ -	$ -
Accrued benefit liability	(25.6)	(60.5)	(81.0)	(78.1)
Intangible asset	0.6	0.6		
Minimum pension liability adjustment	57.4	83.6		
Net amount recognized	$ 32.4	$ 24.1	$ (81.0)	$ (78.1)

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. The projected benefit obligation and the accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets were $582.5 million and $575.5 million, respectively, at June 30, 2001, with corresponding net plan assets having a fair value of $553.2 million. The projected benefit obligation and the accumulated benefit obligation for the pension plans with accumulated benefit obligations in excess of plan assets were $564.6 million and $557.2 million, respectively, at June 30, 2002, with corresponding net plan assets having a fair value of $506.6 million.

The following actuarial assumptions were used for the pension and postretirement plans:

	2001	2002
Domestic Plans		
Discount rate	7½%	7¼%
Compensation increase	6%	5%
Expected rate of return	7½ – 9¼%	7¼ – 9%
Foreign Plans		
Discount rate	3%	2½ – 5¾%
Compensation increase	2%	1½ – 4¼%
Expected rate of return	4%	2 – 6½%

NOTES

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for plan year 2003, gradually reducing to 5.5% in 2011 and thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects on postretirement benefits:

(Dollar amounts in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on the total of service and interest cost components	$ 0.4	$ (0.4)
Effect on postretirement benefit obligation	$ 5.3	$ (4.6)

Savings Plans

The Company provides a 401(k) savings plan, for domestic employees, with automatic Company contributions of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 4% of eligible compensation. Employees not eligible for the employee pension plan receive an extra 2% Company contribution in addition to the automatic 2% Company contribution through June 30, 2004, while pension plan participants continue to receive the automatic 2% contribution. The Company's contributions to this plan were $12.1 million, $16.3 million, and $19.3 million for fiscal 2000, 2001, and 2002, respectively. The Company recorded expenses for foreign defined contribution plans of $1.3 million, $1.8 million, and $2.0 million in fiscal 2000, 2001, and 2002, respectively.

Postemployment Benefits

The Company provides certain postemployment benefits to eligible employees. These benefits generally include severance, disability, and medical-related costs paid after employment but before retirement.

Note 5—Stockholders' Equity

Applera – Applied Biosystems stock was split two-for-one in July 1999 and February 2000. Applera – Celera stock was split two-for-one in February 2000. All such splits were in the form of stock dividends. Except for treasury stock data, all Applied Biosystems group and Celera Genomics group share data reflect these splits.

Capital Stock

The Company has two classes of common stock: Applera – Applied Biosystems stock and Applera – Celera stock. Applera – Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems group, and Applera – Celera stock is intended to reflect the relative performance of the Celera Genomics group. Holders of Applera – Applied Biosystems stock and Applera – Celera stock are stockholders of the Company. The groups are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in the Company and all of its businesses, assets, and liabilities.

At June 30, 2001 and 2002, the Company's authorized capital stock consisted of one billion shares of a class of common stock designated as Applera Corporation – Applied Biosystems Group Common Stock, 225 million shares of a class of common stock designated as Applera Corporation – Celera Genomics Group Common Stock, and 10 million shares of preferred stock. Of the 10 million authorized shares of preferred stock, the Company had designated 80,000 shares of two series of participating junior preferred stock in connection with the Company's Stockholder Protection Rights Agreement as described below.

Treasury Stock

Common stock repurchases have been made in support of the Company's various stock plans.

The following table provides transactions relating to the Company's common stocks:

	Applera – Applied Biosystems Stock		Applera – Celera Stock	
	Issued shares	Treasury stock shares	Issued shares	Treasury stock shares
Beginning balance at June 30, 2001	211,473,057		61,693,504	
Issuances of shares for business combination			5,494,715	
Purchases of shares for treasury stock		3,868,000		47,700
Issuances of shares under stock plans	1,321,002	(173,556)	3,767,515	(47,700)
Issuances of shares for warrant exercises	35,812		7,737	
Ending balance at June 30, 2002	212,829,871	3,694,444	70,963,471	

Stock Purchase Warrants

As a result of the Company's acquisition of PerSeptive Biosystems, Inc. in 1998, the Company had approximately 230,000 warrants outstanding at June 30, 2002 at an exercise price of $12.66. Upon exercise of all of the warrants, the holders would receive approximately 177,000 shares of Applera – Applied Biosystems stock and approximately 44,000 shares of Applera – Celera stock. The warrants expire in September 2003.

In connection with the acquisition of Axys, each outstanding warrant for shares of Axys common stock was converted into warrants issued by the Company for the number of shares of Applera – Celera stock that would have been received by the holder if such warrants had been exercised immediately prior to the effective date of the merger. At June 30, 2002, there were

NOTES

approximately 262,000 warrants outstanding at exercise prices ranging from $29.96 to $93.63, with a weighted average exercise price of $72.27 per share. These warrants expire at various dates during fiscal 2005.

Stockholder Protection Rights Agreement

In connection with the recapitalization of the Company, a Stockholder Protection Rights Agreement (the "Rights Agreement") was adopted to protect stockholders against abusive takeover tactics. Under the Rights Agreement, the Company will issue one right for every four shares of Applera – Applied Biosystems stock (an "Applera – Applied Biosystems Right"), which will allow holders to purchase one-thousandth of a share of Series A participating junior preferred stock of the Company at a purchase price of $425, subject to adjustment (the "Series A Purchase Price"), and one right for every two shares of Applera – Celera stock (an "Applera – Celera Right"), which will allow holders to purchase one-thousandth of a share of Series B participating junior preferred stock of the Company at a purchase price of $125, subject to adjustment (the "Series B Purchase Price").

An Applera – Applied Biosystems Right or an Applera – Celera Right will be exercisable only if a person or group ("Acquiring Person"): (a) acquires 15% or more of the shares of Applera – Applied Biosystems stock then outstanding or 15% or more of the shares of Applera – Celera stock then outstanding or (b) commences a tender offer that would result in such person or group owning such number of shares.

If any person or group becomes an Acquiring Person, each Applera – Applied Biosystems Right and each Applera – Celera Right will entitle its holder to purchase, for the Series A Purchase Price or the Series B Purchase Price, as applicable, a number of shares of the related class of common stock of the Company having a market value equal to twice such purchase price.

If following the time a person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation; any person consolidates or merges with the Company and all or part of the common stock is converted or exchanged for securities, cash, or property of any other person; or 50% or more of the Company's assets or earnings power is sold or transferred, each Applera – Applied Biosystems Right and each Applera – Celera Right will entitle its holder to purchase, for the Series A Purchase Price or Series B Purchase Price, as applicable, a number of shares of common stock of the surviving entity in any such merger, consolidation, or business combination or the purchaser in any such sale or transfer having a market value equal to twice the Series A Purchase Price or Series B Purchase Price.

The rights are redeemable at the Company's option at one cent per right prior to a person or group becoming an Acquiring Person.

Note 6—Stock Plans

Stock Option Plans

Under the Company's stock option plans, officers, directors, and other employees may be granted options, each of which allows for the purchase of shares of existing classes of common stock at a price of not less than 100% of fair market value at the date of grant. Most options vest 25% annually, resulting in 100% vesting after four years, and generally expire ten years from the date of grant. At June 30, 2002, 37.6 million shares of Applera – Applied Biosystems stock and 17.4 million shares of Applera – Celera stock were authorized for grant of options.

Transactions relating to the stock option plans of the Company follow:

	Applera — Applied Biosystems Stock	
	Number of Options	Weighted Average Exercise Price
Fiscal 2000		
Outstanding at June 30, 1999	18,423,246	$ 17.99
Granted	9,000,611	$ 86.06
Exercised	3,146,903	$ 12.37
Cancelled	661,236	$ 26.68
Outstanding at June 30, 2000	23,615,718	$ 44.04
Exercisable at June 30, 2000	9,879,917	$ 15.53
Fiscal 2001		
Granted	7,815,288	$ 32.69
Exercised	2,410,166	$ 14.10
Cancelled	1,099,092	$ 62.41
Outstanding at June 30, 2001	27,921,748	$ 42.61
Exercisable at June 30, 2001	10,689,250	$ 30.12
Fiscal 2002		
Granted	9,170,325	$ 21.72
Exercised	1,133,789	$ 11.44
Cancelled	1,917,820	$ 53.65
Outstanding at June 30, 2002	34,040,464	$ 37.40
Exercisable at June 30, 2002	14,142,628	$ 36.41

NOTES

	Applera — Celera Stock	
	Number of Options	Weighted Average Exercise Price
Outstanding at June 30, 1999	11,133,328	$ 7.81
Granted	2,838,848	$ 77.55
Exercised	1,392,069	$ 6.44
Cancelled	311,266	$ 11.04
Outstanding at June 30, 2000	12,268,841	$ 20.49
Exercisable at June 30, 2000	3,945,450	$ 7.47
Fiscal 2001		
Granted	2,445,678	$ 45.23
Exercised	1,298,815	$ 7.70
Cancelled	303,468	$ 60.43
Outstanding at June 30, 2001	13,112,236	$ 25.69
Exercisable at June 30, 2001	5,169,766	$ 14.81
Fiscal 2002		
Granted	**3,479,808**	**$ 19.74**
Exercised	**3,320,895**	**$ 8.62**
Cancelled	**1,975,306**	**$ 48.86**
Outstanding at June 30, 2002	**11,295,843**	**$ 25.40**
Exercisable at June 30, 2002	**5,451,116**	**$ 21.55**

In connection with the acquisitions of Paracel in fiscal 2000 and Axys in fiscal 2002, the Company assumed Paracel's and Axys' stock option plans. Options granted to Paracel employees and directors prior to the acquisition of Paracel and assumed by the Company on the acquisition date have been included in the Applera – Celera stock options granted amount for fiscal 2000. Options granted to Axys employees and directors prior to the acquisition of Axys and assumed by the Company on the acquisition date have been included in the Applera – Celera stock options granted amount for fiscal 2002.

The following tables summarize information regarding options outstanding and exercisable at June 30, 2002:

		Weighted Average	
(Option prices per share)	Number of Options	Exercise Price	Contractual Life Remaining in Years
Applera — Applied Biosystems Stock			
Options Outstanding			
At $ 1.82 – $ 20.00	**6,471,918**	**$ 14.49**	**4.7**
At $20.01 – $ 25.00	**8,177,663**	**$ 21.10**	**9.5**
At $25.01 – $ 30.00	**10,798,264**	**$ 26.45**	**7.6**
At $30.01 – $110.00	**8,592,619**	**$ 83.91**	**7.4**
Options Exercisable			
At $ 1.82 – $ 20.00	**5,978,218**	**$ 14.74**	
At $20.01 – $ 25.00	**42,788**	**$ 21.14**	
At $25.01 – $ 30.00	**4,686,827**	**$ 26.79**	
At $30.01 – $110.00	**3,434,795**	**$ 87.45**	

		Weighted Average	
(Option prices per share)	Number of Options	Exercise Price	Contractual Life Remaining in Years
Applera — Celera Stock			
Options Outstanding			
At $ 0.74 – $ 10.00	**4,303,307**	**$ 7.48**	**5.5**
At $10.01 – $ 20.00	**2,953,776**	**$ 16.67**	**8.1**
At $20.01 – $ 50.00	**2,829,536**	**$ 29.91**	**6.9**
At $50.01 – $135.00	**1,209,224**	**$ 99.92**	**7.3**
Options Exercisable			
At $ 0.74 – $ 10.00	**3,345,569**	**$ 7.52**	
At $10.01 – $ 20.00	**635,106**	**$ 12.26**	
At $20.01 – $ 50.00	**938,729**	**$ 30.45**	
At $50.01 – $135.00	**531,712**	**$ 105.25**	

1999 Stock Incentive Plans

The Applera Corporation/Applied Biosystems Group 1999 Stock Incentive Plan (the "Applera – Applied Biosystems Group Plan") and the Applera Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Applera – Celera Group Plan") were first approved in April 1999. The Applera – Applied Biosystems Group Plan authorizes grants of stock options, stock awards, and performance shares with respect to Applera – Applied Biosystems stock. The Applera – Celera Group Plan authorizes grants of stock options, stock awards, and performance shares with respect to Applera – Celera stock. Directors, certain officers, and key employees with responsibilities involving both the Applied Biosystems group and the Celera Genomics group may be granted awards under both incentive plans in a manner which reflects their responsibilities. The Company's Board of Directors believes that granting awards tied to the performance of the group in which the participants work and, in certain cases the other group, is in the best interests of the Company and its stockholders.

Employee Stock Purchase Plans

The Company's employee stock purchase plans offer U.S. and certain non-U.S. employees the right to purchase shares of Applera – Applied Biosystems stock and/or Applera – Celera stock. The purchase price in the U.S. is equal to the lower of 85% of the average market price of the applicable class of common stock on the offering date or 85% of the average market price of such class of common stock on the last day of the purchase period. Provisions of the plan for employees in countries outside the U.S. vary according to local practice and regulations.

Applera – Applied Biosystems stock issued under the employee stock purchase plans during fiscal 2000, 2001, and 2002 totaled 161,000 shares, 250,000 shares, and 451,000 shares, respectively. Applera – Celera stock issued under the employee stock purchase plans during fiscal 2000, 2001, and 2002 totaled 303,000 shares, 269,000 shares, and 443,000 shares, respectively.

Director Stock Purchase and Deferred Compensation Plan

The Company has a Director Stock Purchase and Deferred Compensation Plan that requires non-employee directors of the Company to apply at least 50% of their annual retainer to the purchase of common stock. Purchases of Applera – Applied Biosystems stock and Applera – Celera stock are made in a ratio approximately equal to the number of shares of Applera – Applied Biosystems stock and Applera – Celera stock outstanding. The purchase price is the fair market value on the date of purchase. At June 30, 2002, the Company had approximately 328,000 shares of Applera – Applied Biosystems stock and approximately 82,000 shares of Applera – Celera stock available for issuance under this plan.

Restricted Stock

As part of the Company's stock incentive plans, employees may be, and non-employee directors are, granted shares of restricted stock that will vest when certain continuous employment/service restrictions and/or specified performance goals are achieved. The fair value of shares granted is generally expensed over the restricted periods. The periods may vary depending on the estimated achievement of performance goals.

Restricted stock granted to employees and non-employee directors totaled 255,225 shares of Applera – Applied Biosystems stock and 63,900 shares of Applera – Celera stock during fiscal 2001 and 31,100 shares of Applera – Applied Biosystems stock and 91,700 shares of Applera – Celera stock during fiscal 2002. Compensation expense recognized by the Company for these awards was $6.5 million, $6.1 million, and $4.6 million for fiscal 2000, 2001, and 2002, respectively. Unearned compensation included in capital in excess of par value within stockholders' equity was $16.6 million at June 30, 2001 and $14.8 million at June 30, 2002. There was no unearned compensation included in stockholders' equity at June 30, 2000.

NOTES

Performance Unit Bonus Plan

The Company adopted a Performance Unit Bonus Plan in fiscal 1997. The plan utilized stock options and a performance unit bonus pool. Performance units granted under the plan represented the right to receive a cash or stock payment from the Company at a specified date in the future. The amount of the payment was determined on the date of the grant. The performance units vested upon shares of the Company's common stock attaining and maintaining specified price levels for a specified period. In fiscal 2000, three series of performance units were granted under the plan and compensation expense of $53.1 million was recognized. Fiscal 2000 compensation expense included $45.0 million related to the acceleration of payments under the plan's three series as a result of the attainment of the performance targets. The vesting of the related stock options was not accelerated.

The plan was modified in fiscal 2000 to replace the performance units with performance stock options. Performance stock options vest in equal portions upon the earlier of the shares of Applera – Applied Biosystems stock attaining and maintaining specified price levels for a specified period of time or after a specified future date upon attainment of performance targets and/or service requirements.

The plan was further modified in fiscal 2002 to reinstate the issuance of performance units with the right to receive cash at a specified date in the future upon attainment of performance targets and/or service requirements. In fiscal 2002, seven series of performance units were granted under the plan and compensation expense of $0.9 million was recognized. No compensation expense pertaining to the plan was recognized in fiscal 2001.

Accounting for Stock-Based Compensation

Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of Accounting Principles Board Opinion No. 25" are applied in accounting for stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock option and employee stock purchase plans, as all options have been issued at fair market value.

Pro forma net income and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," have been determined for employee stock plans under the statement's fair value method. The fair value of the options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

For the years ended June 30,	2000	2001	2002
Applied Biosystems Group			
Dividend yield	.17%	.62%	**.92%**
Volatility	52.68%	71.91%	**77.85%**
Risk-free interest rate	5.88%	6.53%	**3.58%**
Expected option life in years	4.12	4	**4**
Celera Genomics Group			
Dividend yield	-%	-%	**-%**
Volatility	99.30%	101.66%	**101.17%**
Risk-free interest rate	6.21%	6.53%	**3.71%**
Expected option life in years	3.5	3.5	**3.5**

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information for the fiscal years ended June 30, 2000, 2001, and 2002 is presented below:

(Dollar amounts in millions except per share amounts)	Applied Biosystems Group			Celera Genomics Group		
	2000	2001	2002	2000	2001	2002
Net income (loss)						
As reported	$ 186.2	$ 212.4	$ 168.5	$ (92.7)	$ (186.2)	$ (211.8)
Pro forma	$ 140.2	$ 115.6	$ 67.4	$ (106.6)	$ (223.3)	$ (242.3)
Basic earnings (loss) per share						
As reported	$ 0.90	$ 1.01	$ 0.80	$ (1.73)	$ (3.07)	$ (3.21)
Pro forma	$ 0.68	$ 0.55	$ 0.32	$ (1.98)	$ (3.68)	$ (3.67)
Diluted earnings (loss) per share						
As reported	$ 0.86	$ 0.96	$ 0.78	$ (1.73)	$ (3.07)	$ (3.21)
Pro forma	$ 0.65	$ 0.52	$ 0.31	$ (1.98)	$ (3.68)	$ (3.67)

(Dollar amounts in millions)	Applera Corporation		
	2000	2001	2002
Net income (loss)			
As reported	$ 95.5	$ 27.2	$ (40.6)
Pro forma	$ 35.6	$ (106.6)	$ (172.2)

The weighted average fair value of Applera – Applied Biosystems stock options granted was $38.00, $19.94, and $12.36 for fiscal 2000, 2001, and 2002, respectively. The weighted average fair value of Applera – Celera stock options granted was $46.41, $32.79, and $13.84 for fiscal 2000, 2001, and 2002, respectively.

Note 7—Additional Information

Selected Accounts

The following table provides the major components of selected accounts of the Consolidated Statements of Financial Position at June 30, 2001 and 2002:

(Dollar amounts in millions)	2001	2002
Other Long-Term Assets		
Minority equity investments	$ 111.1	$ 87.3
Goodwill	24.4	39.4
Noncurrent deferred tax asset	166.6	311.0
Other	108.7	136.5
Total other long-term assets	$ 410.8	$ 574.2
Other Accrued Expenses		
Deferred revenues	$ 92.5	$ 115.3
Foreign currency hedge contracts	1.1	32.6
Other	122.2	127.4
Total other accrued expenses	$ 215.8	$ 275.3
Other Long-Term Liabilities		
Accrued postretirement benefits	$ 75.5	$ 74.9
Accrued pension benefits	20.9	52.6
Other	56.0	77.7
Total other long-term liabilities	$ 152.4	$ 205.2

Minority equity investments consist of common stock in publicly-traded companies and common stock and preferred stock in privately-held companies. Unrealized gains and losses on publicly-traded companies were $69.9 million and $3.8 million, respectively, at June 30, 2001 and $16.0 million and $0.2 million, respectively, at June 30, 2002.

Related Party Transactions

In June 1999, the Company granted fully vested options to purchase 2.6 million shares of Applera – Celera stock at a price of $6.42 per share to The Institute of Genomic Research ("TIGR") and entered into a one-year non-compete agreement with such party. The fair value of such options approximated $7.2 million and was amortized over the life of the non-compete agreement. The fair value of these options were determined under the Black-Scholes pricing model using a volatility assumption of 40%, an expected option life of two years, and a risk-free interest rate of 5.75%. As of June 30, 2002, TIGR held approximately 1.4 million of these options. The former President of the Celera Genomics group through January 2002 was also the Chairman of the Board of Trustees of TIGR. Also, an immediate family member of the former President of the Celera Genomics group serves as TIGR's President and is on TIGR's Board of Trustees.

During fiscal 2001, the Celera Genomics group entered into an agreement to perform sequencing services for TIGR and recognized revenues and collected cash of $7.0 million related to such services. Additionally, during fiscal 2001 and 2002, the Applied Biosystems group recognized revenues of $7.0 million and $4.7 million from TIGR, of which $1.5 million was receivable as of June 30, 2002.

Note 8—Debt And Lines Of Credit

Short-term debt and long-term debt at June 30, 2001 and 2002 are summarized as follows:

(Dollar amounts in millions)	2001	2002
Short-Term Debt		
Loans payable	$ 14.7	$ 0.3
Current portion of long-term debt	30.5	
Total short-term debt	$ 45.2	$ 0.3
Long-Term Debt		
Other debt	$ -	$ 18.0
Total long-term debt	$ -	$ 18.0

The weighted average interest rates at June 30, 2001 and 2002 for short-term loans payable were 0.5% and 3.4%, respectively.

The Company repaid its yen 3.8 billion, or $29.0 million, loan upon its scheduled maturity in March 2002.

In connection with its acquisition of Axys, the Company assumed $26.0 million of 8% senior secured convertible notes. These notes mature on October 1, 2004. Interest is payable quarterly and the principal is payable at maturity as a lump sum. Holders of notes having an aggregate principal amount of $10 million exercised their right following the acquisition to require the Company to repurchase such notes, which the Company did in January 2002. The remaining notes are convertible at any time into 307,101 shares of Applera - Celera stock at a conversion price of $52.10 per share. These notes are secured by 6.7 million shares, or approximately 90%, of the Company's holding of DPI common stock, which was received as part of the acquisition. Additionally, the Company assumed an existing Axys construction loan of $8.4 million related to its medicinal chemistry building located in South San Francisco, California, which was subsequently repaid following the acquisition.

The Company maintains a $100 million revolving credit agreement with four banks that expires on April 20, 2005. Commitment and facility fees are based on public debt ratings, or net worth and leverage ratios. Interest rates on amounts borrowed vary depending on whether borrowings are undertaken in the domestic or eurodollar markets. There were no outstanding borrowings under the facility at June 30, 2001 or 2002.

Under various debt and credit agreements, the Company is required to maintain certain minimum net worth and leverage ratios. The Company was in compliance with all such covenants as of June 30, 2002.

Note 9—Commitments and Contingencies

Future minimum payments at June 30, 2002 under non-cancelable operating leases for real estate and equipment were as follows:

(Dollar amounts in millions)	
2003	$ 51.8
2004	42.1
2005	29.1
2006	21.2
2007	15.8
2008 and thereafter	67.3
Total	$ 227.3

Rental expense was $45.2 million for fiscal 2000, $65.2 million for fiscal 2001, and $68.2 million for fiscal 2002. During fiscal 2002, the Company recorded provisions of $10.1 million for the estimated cost of excess lease space associated with the Celera Genomics group's Paracel business (see Note 13).

Pension benefits

As part of the divestiture of the Analytical Instruments business in fiscal 1999, the pension benefits for employees of a former German subsidiary are being paid by the purchaser of the Analytical Instruments business. However, the Company has guaranteed payment of these pension benefits should the purchaser fail to do so, as these benefits were not transferable to the buyer under German law. The guaranteed payment obligation, which approximated $41.9 million at June 30, 2002, is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

Litigation

The Company is involved in various legal proceedings from time to time, including actions with respect to commercial, intellectual property, antitrust, environmental, securities, and employment matters. The Company believes that it has meritorious defenses against the claims currently asserted against it and intends to defend them vigorously. Following is a description of certain claims currently being defended by the Company.

The Company and some of its officers were served in five lawsuits between April and May, 2000, purportedly on behalf of purchasers of Applera - Celera stock in the Company's follow-on public offering of Applera - Celera stock completed on March 6, 2000. In the offering, the Company sold an aggregate of approximately 4.4 million shares of Applera - Celera stock at a public offering price of $225 per share. All of these lawsuits have been consolidated into a single case and are pending in the United States District Court for the District of Connecticut, and an amended consolidated complaint was filed on August 21, 2001. The consolidated complaint generally alleges that the prospectus used in connection with the offering was inaccurate or misleading because it failed to adequately disclose the alleged opposition of the Human Genome Project and two of its supporters, the governments of the United States and the United Kingdom, to providing patent protection to the Company's genomic-based products. Although the Celera Genomics group has never sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that the Company did not adequately disclose the risk that it would not be able to patent this data. The consolidated complaint seeks monetary damages, rescission, costs and expenses, and other relief as the court deems proper. A motion to dismiss the complaint is pending.

The Company is involved in several litigation matters with MJ Research, Inc., commencing with the Company's filing claims against MJ Research based on its alleged infringement of certain polymerase chain reaction, or PCR, patents. On December 21, 2000, MJ Research filed an action against the Company in

the United States District Court for the District of Columbia. The complaint is based on the allegation that the patents underlying the Company's DNA sequencing instruments were invalidly obtained because one of the alleged inventors, whose work was funded in part by the United States government, was knowingly omitted from the patent applications. The Company patents at issue are U.S. Patent Nos. 5,171,534, 5,821,058, 6,200,748, and 4,811,218. The complaint asserts violations of the federal False Claims Act and the federal Bayh Dole Act, invalidity and unenforceability of the patents at issue, patent infringement, and various other civil claims against Applera. MJ Research is seeking monetary damages, costs and expenses, injunctive relief, transfer of ownership of the patents in dispute, and other relief as the court deems proper. MJ Research claims to be suing in the name of the United States government although the government has to date declined to participate in the suit.

On April 24, 2001, Promega Corporation filed a patent infringement action against the Company, Lifecodes Corporation, Cellmark Diagnostics, and Genomics International Corporation in the United States District Court for the Western District of Wisconsin. The complaint alleges that the defendants are infringing Promega's U.S. Patent Nos. 6,221,598 and 5,843,660, both entitled "Multiplex Amplification of Short Tandem Repeat Loci," due to the defendants' sale of forensic identification and paternity testing kits. Promega is seeking monetary damages, costs and expenses, injunctive relief, and other relief as the court deems proper. The defendants answered the complaint on July 9, 2001, and the Company asserted counterclaims alleging that Promega is infringing the Company's U.S. Patent No. 6,200,748, entitled "Tagged Extendable Primers and Extension Products," due to Promega's sale of forensic identification and paternity testing kits. The trial in this case is currently scheduled for November 18, 2002.

On July 3, 2002, Beckman Coulter, Inc., filed a patent infringement action against the Company in the United States District Court for the Central District of California. The complaint alleges that the Company is infringing Beckman Coulter's U.S. Patent Nos. RE 37,606 and 5,421,980, both entitled "Capillary Electrophoresis Using Replaceable Gels," and U.S. Patent No. 5,552,580, entitled "Heated Cover Device," although it does not identify the specific facts on which this allegation is based. Beckman Coulter is seeking monetary damages, costs and expenses, injunctive relief, and other relief as the court deems proper.

The Company has not made any accrual in its consolidated financial statements for any potential losses in the cases described above because it believes that an adverse determination is not probable, and potential losses cannot be reasonably estimated, in any of these cases. However, the outcome of litigation is inherently uncertain, and the Company cannot be sure that it will prevail in any of the cases described above or in the Company's other current litigation. An adverse determination in certain of the Company's current litigation, particularly the cases described above, could have a material adverse effect on the consolidated financial statements of the Company.

Note 10—Financial Instruments

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements require the recognition of all derivative financial instruments as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative is determined by the intended use of the derivative and the resulting designation. The Company adopted these statements effective July 1, 2000. The cumulative effect of adoption resulted in an immaterial adjustment to the consolidated financial statements.

The Company's foreign currency risk management strategy utilizes derivative instruments to hedge certain foreign currency forecasted revenues and to offset the impact of changes in foreign currency exchange rates on certain foreign currency-denominated receivables and payables. The principal objective of this strategy is to minimize the risks and/or costs associated with the Company's global financing and operating activities. The Company utilizes foreign exchange forward, option, and range forward contracts to manage its foreign currency exposures. The Company does not use derivative financial instruments for trading or speculative purposes or for activities other than risk management, nor is it a party to leveraged derivatives.

The fair value of foreign currency derivative contracts is recorded in either prepaid expenses and other current assets or other accrued expenses in the Consolidated Statements of Financial Position.

Cash Flow Hedges

The Company's international sales are typically denominated in the customers' local (non-U.S. dollar) currency. The Company uses foreign exchange forward, option, and range forward contracts to hedge a portion of forecasted international sales not denominated in U.S. dollars. The Company utilizes hedge accounting on derivative contracts that are considered highly effective in offsetting the changes in fair value of the forecasted sales transactions caused by the movements in foreign currency exchange rates. These contracts are designated as cash flow hedges and the effective portion of the change in the fair value of these contracts is recorded in

other comprehensive income (loss) in the Consolidated Statements of Financial Position until the underlying external forecasted transaction affects earnings. At that time, the gain or loss on the derivative instrument, which had been deferred in accumulated other comprehensive income (loss), is reclassified to net revenues in the Consolidated Statements of Operations. During fiscal 2001 and 2002, the Company recognized net gains of $17.8 million and $17.4 million, respectively, in net revenues from derivative instruments designated as cash flow hedges of anticipated sales. At June 30, 2002, $29.3 million of net derivative losses ($24.5 million net of deferred taxes) recorded in accumulated other comprehensive income (loss) are expected to be reclassified to earnings during the next twelve months.

During the fourth quarter of fiscal 2001, the FASB's Derivative Implementation Group ("DIG") issued guidance that would allow a company to defer in other comprehensive income, all or part of the changes in the option's time value for option-based hedging strategies that are perfectly or highly effective. The Company changed its methodology of accounting for currency options during the fourth quarter of fiscal 2001 based on this new guidance from the DIG. Prior to this new guidance, any changes in the time value component of a currency option were recognized in earnings in the period in which they occurred. For fiscal 2001, the Company recognized expense of $3.4 million included in other income (expense), net in the Consolidated Statements of Operations, which represented the change in the time value component of the fair value of option contracts designated as cash flow hedges.

Other Foreign Currency Derivatives

The Company also uses derivative financial instruments to hedge against the adverse effects that foreign currency exchange rate fluctuations may have on its foreign currency-denominated net asset positions. The gains and losses on these derivatives are expected to largely offset transaction losses and gains, respectively, on the underlying foreign currency-denominated assets and liabilities, both of which are recorded in other income (expense), net in the Consolidated Statement of Operations.

Concentration of Credit Risk

The forward contracts and options used by the Company in managing its foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, the Company minimizes this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which the Company has other financial relationships. The Company is exposed to potential losses in the event of non-performance by these counterparties; however, the Company does not expect to record any losses as a result of counterparty default. The Company does not require and is not required to place collateral for these financial instruments. Other financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. The Company minimizes the risk related to cash and cash equivalents and short-term investments by utilizing highly-rated financial institutions that invest in a broad and diverse range of financial instruments. The Company has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's large and diverse customer base, which is dispersed over differing geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within management's expectations.

Fair Value

The fair value of significant financial instruments held or owned by the Company is estimated using various methods. Fair values of cash and cash equivalents approximate their carrying amount. The fair values of short-term investments and minority equity investments are estimated based on quoted market prices, if available, or quoted market prices of financial instruments with similar characteristics. The fair value of debt is based on the current rates offered to the Company for debt of similar remaining maturities. The following table presents the carrying amounts and fair values of the Company's significant financial instruments at June 30, 2001 and 2002:

(Dollar amounts in millions)	2001 Carrying Amount	2001 Fair Value	2002 Carrying Amount	2002 Fair Value
Cash and cash equivalents	$ 608.5	$ 608.5	$ 470.2	$ 470.2
Short-term investments	$ 779.3	$ 779.5	$ 887.9	$ 889.7
Currency forwards and options	$ 2.6	$ 20.3	$ (4.7)	$ (29.2)
Interest rate swap	$ -	$ (0.5)	$ -	$ -
Other investments	$ 9.0	$ 9.0	$ 17.1	$ 17.1
Minority equity investments	$ 45.0	$ 111.1	$ 21.9	$ 37.7
Short-term debt	$ (45.2)	$ (44.7)	$ (0.3)	$ (0.3)
Long-term debt	$ -	$ -	$ (18.0)	$ (18.0)

Net unrealized gains and losses on short-term investments and minority equity investments are reported as a separate component of accumulated other comprehensive income (loss) in the Consolidated Statements of Financial Position.

Note 11—Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial results:

(Dollar amounts in millions except per share amounts)	First Quarter 2001	First Quarter 2002	Second Quarter 2001	Second Quarter 2002	Third Quarter 2001	Third Quarter 2002	Fourth Quarter 2001	Fourth Quarter 2002
Consolidated								
Net revenues	$ 367.4	$ 387.9	$ 413.3	$ 437.2	$ 447.1	$ 434.4	$ 416.3	$ 441.7
Gross margin	198.2	201.3	213.5	230.9	236.3	231.5	215.4	238.5
Net income (loss)	24.4	17.0	27.5	(61.4)	28.3	(2.9)	(53.0)	6.7
Applied Biosystems Group								
Net revenues	$ 363.6	$ 366.6	$ 411.0	$ 411.1	$ 439.8	$ 409.0	$ 405.1	$ 417.3
Gross margin	193.9	187.2	213.2	214.4	231.2	216.4	206.7	217.5
Net income	49.1	32.2	58.0	49.0	57.7	49.1	47.6	38.2
Dividends per share	$ .0425	$ .0425	$ .0425	$ .0425	$ .085	$ .0425		$ .0425
Net income per share								
Basic	$ 0.23	$ 0.15	$ 0.28	$ 0.23	$ 0.27	$ 0.23	$ 0.23	$ 0.18
Diluted	0.22	0.15	0.26	0.23	0.26	0.23	0.22	0.18
Celera Genomics Group								
Net revenues	$ 18.3	$ 27.3	$ 20.3	$ 35.0	$ 23.4	$ 30.5	$ 27.4	$ 28.1
Net loss	(25.7)	(15.6)	(29.7)	(117.9)	(29.1)	(49.5)	(101.7)	(28.8)
Net loss per share								
Basic and diluted	$ (0.43)	$ (0.25)	$ (0.49)	$ (1.82)	$ (0.48)	$ (0.72)	$ (1.66)	$ (0.42)
Celera Diagnostics								
Net revenues		$ 1.8		$ 1.9		$ 2.6	$ 1.6	$ 2.9
Net loss		$ (9.4)		$ (8.5)		$ (12.4)	$ (5.0)	$ (14.5)
Price range of common stock								
Applied Biosystems Group								
High	$ 126.75	$ 30.45	$ 133.31	$ 40.42	$ 94.25	$ 39.28	$ 36.15	$ 23.99
Low	$ 64.75	$ 20.20	$ 75.00	$ 23.41	$ 18.49	$ 19.05	$ 24.50	$ 15.00
Celera Genomics Group								
High	$ 118.56	$ 39.95	$ 100.50	$ 30.93	$ 54.90	$ 27.00	$ 49.90	$ 20.70
Low	$ 80.19	$ 19.30	$ 29.25	$ 23.00	$ 24.00	$ 19.45	$ 26.20	$ 10.82

There were no dividends on Applera – Celera stock for the periods presented.

Events Impacting Comparability

Fiscal 2001 First and second quarter results of the Applied Biosystems group included before-tax non-recurring gains of $12.0 million and $3.0 million, respectively, primarily related to the sale of the Company's minority equity investments. The fourth quarter results of the Celera Genomics group included a before-tax charge of $69.1 million for the impairment of goodwill and other intangibles related to Paracel.

Fiscal 2002 Second quarter results included a charge of $99.0 million for the immediate write-off of the value of acquired IPR&D related to the Celera Genomics group's acquisition of Axys. Second quarter results also included a charge of $2.2 million for the immediate write-off of the value of acquired IPR&D related to the Applied Biosystems group's acquisition of Boston Probes. The third quarter results of the Celera Genomics group included a before-tax charge of $25.9 million related to Paracel. The fourth quarter results of the Applied Biosystems group included before-tax losses on investments of $8.2 million. The fourth quarter results of the Celera Genomics group included before-tax losses on investments of $6.0 million and a before-tax charge of $2.8 million for severance.

Note 12—Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), net of tax, for fiscal 2000, 2001, and 2002 was as follows:

(Dollar amounts in millions)	Unrealized Gain (Loss) on Investments	Unrealized Gain (Loss) on Hedge Contracts	Foreign Currency Translation Adjustments	Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 1999	$ 10.5	$ -	$ (13.2)	$ (2.1)	$ (4.8)
Change in net unrealized gains on investments, net of tax expense of $106.3	187.2				187.2
Net unrealized gains reclassified into earnings, net of tax expense of $17.0	(31.6)				(31.6)
Foreign currency translation adjustment			(25.2)		(25.2)
Minimum pension liability adjustment, net of tax benefit of $1.2				(0.1)	(0.1)
Balance at June 30, 2000	166.1		(38.4)	(2.2)	125.5
Change in net unrealized losses on investments, net of tax benefit of $61.1	(113.5)				(113.5)
Net unrealized gains reclassified into earnings, net of tax expense of $5.2	(9.7)				(9.7)
Change in net unrealized gains on hedge contracts, net of tax expense of $12.4		22.7			22.7
Net unrealized gains reclassified into earnings, net of tax expense of $6.3		(11.5)			(11.5)
Foreign currency translation adjustment			(34.2)		(34.2)
Minimum pension liability adjustment, net of tax benefit of $18.9				(35.2)	(35.2)
Balance at June 30, 2001	42.9	11.2	(72.6)	(37.4)	(55.9)
Change in net unrealized losses on investments, net of tax benefit of $21.7	(40.3)				(40.3)
Net unrealized losses reclassified into earnings, net of tax benefit of $4.8	8.9				8.9
Change in net unrealized losses on hedge contracts, net of tax benefit of $5.8		(23.9)			(23.9)
Net unrealized gains reclassified into earnings, net of tax expense of $5.6		(11.8)			(11.8)
Foreign currency translation adjustment			48.4		48.4
Minimum pension liability adjustment, net of tax benefit of $9.2				(17.0)	(17.0)
Balance at June 30, 2002	$ 11.5	$ (24.5)	$ (24.2)	$ (54.4)	$ (91.6)

The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

Note 13—Other Special Charges

In fiscal 2001, the Celera Genomics group recorded a $69.1 million charge to other special charges for the impairment of goodwill and other intangible assets associated with Paracel, a business acquired during the fourth quarter of fiscal 2000. Due to Paracel's substantially lower than originally anticipated performance and the future outlook of this business, management performed an assessment of future cash flows and determined that it was necessary to record an impairment charge to reduce the carrying value of Paracel's net assets to their estimated fair value. This charge included $63.7 million for the write-down of goodwill and $5.4 million for the write-down of other intangible assets.

In fiscal 2002, the Celera Genomics group recorded an additional $25.9 million charge related to Paracel. This charge was comprised of $12.7 million for asset impairments, provisions of $10.1 million for the estimated cost of excess lease space and $0.2 million for severance costs, all included in other special charges. The charge also included $2.9 million for impairment of Paracel inventory included in cost of sales. These charges resulted from Paracel's unfavorable performance against the lowered profitability outlook for the business established during fiscal 2001 at the time of the initial charge.

The asset impairment charges recorded during fiscal 2002 were for the write-off of the remaining goodwill of $12.1 million, other intangible assets of $0.5 million, and leasehold improvements of $0.1 million. These charges were determined by management through a revised assessment of future cash flows and, as a result, reduced the carrying value of Paracel's net assets to their estimated fair value. Excess lease costs reflect the estimated loss associated with the remaining contractual obligations under a non-cancelable lease arrangement and certain costs associated with the expected sublease of the portion of the facility not occupied by the Paracel business, net of estimated sublease income, for the remainder of the lease, which expires in fiscal 2011. Cash payments associated with the excess lease were $0.4 million during fiscal 2002. Severance and related benefits, granted to 19 employees terminated during fiscal 2002, have substantially been paid as of June 30, 2002.

During the fourth quarter of fiscal 2002, the Celera Genomics group recorded a restructuring charge of $2.8 million for severance costs associated with the termination of 132 employees primarily within the functional areas of DNA sequencing, data management and analysis support, sales, and general administration. This restructuring plan was undertaken to realign the organization with the Celera Genomics group's drug discovery strategy and to reduce infrastructure previously built to support whole genome sequencing and the acquisition of customers for the Online/Information Business. All actions under this plan were taken as of June 30, 2002. Cash payments associated with this restructuring plan were $0.7 million during fiscal 2002. The remaining cash payments are expected to be paid during fiscal 2003.

Note 14—Segment, Geographic, Customer And Consolidating Information

Business Segments

The Company is organized based on the products and services that it offers. The Company operates in the life science industry through three reportable segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics. The Applied Biosystems group and the Celera Genomics group are collectively referred to as the groups. The Applied Biosystems group develops and markets instrument-based systems, reagents, software, and contract services to the life science industry and research community. Customers use these tools to analyze nucleic acids ("DNA" and "RNA") and proteins to make scientific discoveries, develop new pharmaceuticals, and to conduct standardized testing. The Celera Genomics group is engaged principally in integrating advanced technologies to discover and develop new therapeutics. The Celera Genomics group intends to leverage its capabilities in proteomics, bioinformatics, and genomics to identify and validate drug targets and diagnostic marker candidates, and to discover novel therapeutic candidates. Its Celera Discovery System™ ("CDS") online platform, marketed exclusively through the Knowledge Business of the Applied Biosystems group, is an integrated source of information based on the human genome and other biological and medical sources. Celera Diagnostics was established in fiscal 2001 as a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development and commercialization of novel diagnostics tests.

Refer to the consolidating information section of this note for additional information regarding the segments.

Geographic Areas

Information concerning principal geographical areas for fiscal 2000, 2001, and 2002 follows:

(Dollar amounts in millions)	2000	2001	2002
Net Revenues From External Customers			
United States	$ 681.0	$ 810.2	$ **855.8**
Europe	376.0	436.6	**440.6**
Japan	213.6	260.3	**272.0**
Other Far East countries	60.8	80.8	**86.0**
Latin America and other	39.6	56.2	**46.8**
Consolidated	$ 1,371.0	$ 1,644.1	$ **1,701.2**

Net revenues are attributable to geographic areas based on the region of destination.

Information concerning long-lived assets at June 30, 2001 and 2002 follows:

(Dollar amounts in millions)	2001	2002
Long-Lived Assets		
United States	$ 403.4	$ **439.8**
Europe	17.5	**34.2**
Japan	14.6	**14.8**
Other Far East countries	3.1	**3.0**
Latin America and other	0.6	**0.5**
Consolidated	$ 439.2	$ **492.3**

Long-lived assets exclude goodwill and other intangible assets.

Customer Information

The Company has a large and diverse customer base. No single customer accounted for more than 10% of total net revenues during fiscal 2000, 2001, and 2002.

Consolidating Information

Presented below is the Company's consolidating financial information, including the allocation of expenses between the segments in accordance with the Company's allocation policies, as well as other related party transactions, such as sales of products between segments and interest income and expense on intercompany borrowings. Earnings attributable to each group are determined by the Company's Board of Directors. This determination is generally based on net income or loss amounts of the corresponding group determined in accordance with accounting principles generally accepted in the United States of America.

The management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to the segments may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Company's Board of Directors at any time without stockholder approval. The Board of Directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of the Company and all of its stockholders as a whole.

The attribution of the assets, liabilities, revenues and expenses to each segment is primarily based on specific identification of the businesses included in each segment. Where specific identification is not practical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to each segment.

Intersegment Revenues

Sales of products and services from one segment to another within the Company are recorded as intersegment revenues and are eliminated in determining consolidated net revenues of the Company. These sales are made on terms that would be available from third parties in commercial transactions. If terms for such transactions are not available, the purchasing group will pay fair value as determined by the Company's Board of Directors for such products and services or at the cost (including overhead) of the selling group.

For fiscal 2000, 2001, and 2002, the Applied Biosystems group recorded net revenues from leased instruments, shipments of consumables and project materials, and contracted R&D services to the Celera Genomics group of $59.8 million, $64.1 million, and $22.4 million, respectively.

For fiscal 2001 and 2002, the Applied Biosystems group purchased $1.5 million and $8.7 million, respectively, of diagnostics products from Celera Diagnostics under a distribution arrangement. During fiscal 2002, the Applied Biosystems group recorded revenues from leased instruments and shipments of consumables to Celera Diagnostics of $1.7 million.

Access to Technology and Know-How

Each segment has free access to all of the Company's technology and know-how (excluding products and services of the other group) that may be useful in that segment's business, subject to obligations and limitations applicable to the Company and to such exceptions that the Company's Board of Directors may determine. The segments consult with each other on a regular basis concerning technology issues that affect each segment. The costs of developing technology remain in the segment responsible for its development.

Allocation of Corporate Overhead and Administrative Shared Services

The Company's shared corporate services (such as executive management, human resources, legal, accounting, auditing, tax, treasury, strategic planning and environmental services) and related balance sheet amounts have been allocated to the segments based

upon identification of such services specifically benefiting each segment. A portion of the Company's costs of administrative shared services (such as information technology services) has been allocated in a similar manner. Where determination based on specific usage alone is not practical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to each group. It is not practical to specifically identify a portion of corporate overhead expenses attributable to each of the segments. As a result, the Company allocates such corporate overhead expenses primarily based upon headcount, total expenses, and revenues attributable to each business. Management believes that the allocation methods developed are reasonable and have been consistently applied.

Joint Transactions Between Segments

The segments may from time to time engage in transactions jointly, including with third parties. Research and development and other services performed by one segment for a joint venture or other collaborative arrangement will be charged at fair value, as determined by the Company's Board of Directors. The Applera businesses also may jointly undertake a project, such as the Applera Genomics Initiative, where the total costs and benefits of the project are shared.

Allocation of Federal and State Income Taxes

The federal income taxes of the Company and its subsidiaries that own assets allocated between the groups are determined on a consolidated basis using the asset and liability approach prescribed by SFAS No. 109, "Accounting for Income Taxes." If management had utilized the separate return basis of accounting for taxes, the tax provision for the Applied Biosystems group would not have changed, but more likely than not, a significant valuation allowance would have been recorded by the Celera Genomics group. The federal income tax provisions and related tax payments or refunds are allocated between the groups based on a consolidated return approach taking into account each group's relative contribution (positive or negative) to the Company's consolidated federal taxable income, tax liability and tax credit position. Intersegment transactions are taxed as if each segment were a stand-alone company. Tax benefits that cannot be used by the group generating those benefits, but can be used on a consolidated basis, are transferred to the group that can utilize such benefits. Existing tax benefits acquired by either group in a business combination that are utilized by the other group will be reimbursed to the group that acquired such benefits. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which could be utilized on a consolidated basis, were reimbursed by the Applied Biosystems group to the Celera Genomics group up to a limit of $75 million.

Pursuant to the terms of the Celera Diagnostics joint venture, the Applied Biosystems group reimburses the Celera Genomics group for tax benefits generated by Celera Diagnostics to the extent such tax benefits are utilized by the Applied Biosystems group. These tax benefits are not subject to the $75 million limit described above.

As a result of the above tax allocation policy, during fiscal 2001 and 2002, the Celera Genomics group generated tax benefits of $32.2 million and $19.0 million, respectively, that were utilized by the Applied Biosystems group with no reimbursement to the Celera Genomics group. The amounts utilized by the Applied Biosystems group that were not reimbursed to the Celera Genomics group were recorded to allocated net worth of each group in the following Consolidating Statements of Financial Position.

Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a separate, consolidated, or combined basis. State and local income tax provisions and related tax payments or refunds are allocated between the groups in a manner designed to reflect the respective contributions of the groups to the Company's state or local taxable income.

Financing Activities

As a matter of policy, the Company manages most financing activities of the Applied Biosystems group and the Celera Genomics group on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt, treasury stock repurchases, and the issuance and repayment of any preferred stock.

The Company's Board of Directors has adopted the following financing policy that affects the financial results of the Applied Biosystems group and the Celera Genomics group.

The Company allocates the Company's debt between the groups ("pooled debt") or, if the Company so determines, in its entirety to a particular group. The Company will allocate preferred stock, if issued, in a similar manner.

Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock decreases such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group, if so determined by the Company's Board of Directors, decreases the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increases the recipient group's allocated portion of the pooled debt or preferred stock.

Pooled debt bears interest for the groups at a rate equal to the weighted average interest rate of the debt

calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for the groups at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole.

If the Company allocates debt for a particular financing in its entirety to one group, that debt will bear interest for that group at a rate determined by the Company's Board of Directors. If the Company allocates preferred stock in its entirety to one group, the Company will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than the Company's actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of the Company's credit capacity. Any expense related to debt or preferred stock of the Company that is allocated in its entirety to a group will be allocated in whole to that group.

Cash or other property that the Company allocates to one group that is transferred to the other group could, if so determined by the Company's Board of Directors, be accounted for either as a short-term loan or as a long-term loan. Short-term loans bear interest at a rate equal to the weighted average interest rate of the Company's pooled debt. If the Company does not have any pooled debt, the Company's Board of Directors will determine the rate of interest for such loan. The Company's Board of Directors establishes the terms on which long-term loans between the groups will be made, including interest rate, amortization schedule, maturity, and redemption terms.

In addition, cash allocated to the Applied Biosystems group may be reallocated to the Celera Genomics group in exchange for Celera Genomics Designated Shares as provided under the Company's Certificate of Incorporation. The number of Celera Genomics Designated Shares issued would be determined by dividing the amount of cash reallocated by the average market value of Applera – Celera stock over the 20-trading day period immediately prior to the date of the reallocation. As a result of such a reallocation, a relative percentage of future earnings or losses of the Celera Genomics group would be attributed to the Applied Biosystems group.

Although the Company may allocate its debt and preferred stock between the groups, the debt and preferred stock remain obligations of the Company and all stockholders of the Company are subject to the risks associated with those obligations.

Transfers of Assets Between Groups

Transfers of assets can be made between groups without stockholder approval. Such transfers will be made at fair value, as determined by the Company's Board of Directors. The consideration for such transfers may be paid by one group to the other in cash or other consideration, as determined by the Company's Board of Directors.

Celera Diagnostics

The Applied Biosystems group contributed its existing molecular diagnostics business to Celera Diagnostics as part of its initial contribution to the joint venture. The Celera Genomics group contributed, among other things, access to its genome databases and agreed to fund all of the cash operating losses of Celera Diagnostics up to a maximum of $300 million ("initial losses"), after which, operating losses, if any, will be shared equally by the groups. Celera Diagnostics' profits, if any, will be shared in the ratio of 65 percent to the Celera Genomics group and 35 percent to the Applied Biosystems group until the cumulative profits of Celera Diagnostics equal the initial losses. Subsequently, profits and losses and cash flows would be shared equally. Capital expenditures and working capital requirements of the joint venture will be funded equally by the groups. The Applied Biosystems group will reimburse the Celera Genomics group for all tax benefits generated by Celera Diagnostics to the extent such tax benefits are utilized by the Applied Biosystems group. During fiscal 2001 and 2002, the Applied Biosystems group paid $1.7 million and $15.7 million, respectively, to the Celera Genomics group for the utilization of tax benefits generated by Celera Diagnostics.

The groups account for their investments in Celera Diagnostics under the equity method of accounting, with the Celera Genomics group recording 100 percent of the initial losses in its income statement as loss from joint venture. For fiscal 2001 and 2002, the Celera Genomics group recorded 100% of the losses of Celera Diagnostics in its net loss. Additionally, the Celera Genomics group recorded the tax benefit associated with the loss generated by Celera Diagnostics. During fiscal 2001 and 2002, the Celera Genomics group funded $4.4 million and $41.3 million, respectively, of operating losses of Celera Diagnostics. During fiscal 2001 and 2002, the groups each funded $1.1 million and $2.3 million, respectively, for capital expenditures and working capital needs related to Celera Diagnostics. There is no financial information presented for Celera Diagnostics for fiscal 2000, since the joint venture was established effective April 1, 2001.

In the event of liquidation of the assets attributable to Celera Diagnostics, including sale of such assets, the proceeds upon liquidation would be distributed to the

groups based on a proportion similar to their relative investment accounts. If the proceeds upon liquidation are in excess of the groups' combined investment accounts, the excess liquidation proceeds would be shared in the ratio of 65 percent to the Celera Genomics group and 35 percent to the Applied Biosystems group until the cumulative amount of the distributed excess proceeds equals the initial losses funded by the Celera Genomics group. Any additional liquidation proceeds would be allocated equally to the Celera Genomics group and the Applied Biosystems group.

Online Marketing and Distribution Agreement

Effective April 1, 2002, the Applied Biosystems group entered into an agreement to become the exclusive distributor of the Celera Discovery System™ ("CDS") online platform operated by the Celera Genomics group. As a result of this arrangement, the Applied Biosystems group is integrating CDS and other genomic and biological information into its Knowledge Business. In exchange for marketing and distribution rights to CDS and other genomic and biological information and access to CDS and related content, the Applied Biosystems group will provide the Celera Genomics group with royalty payments on revenues generated by sales of certain products of the Knowledge Business from July 1, 2002 through the end of fiscal 2012. The royalty rate is progressive, up to a maximum of 5%, with the level of sales through fiscal 2008. The royalty rate becomes a fixed percentage of sales starting in fiscal 2009, and the rate declines each succeeding fiscal year through fiscal 2012. Assays-on-Demand™, Assays-by-Design℠, certain reagents for arrays, and new database subscriptions sold by the Knowledge Business are the products subject to royalties.

The Celera Genomics group will continue to be responsible for the performance of its obligations under all contracts relating to its information products and services either existing on the effective date of the marketing and distribution agreement or which are entered into during a transition period ended June 30, 2002 (as well as renewals, if any, of these contracts) and will receive all revenues and other benefits under, and be responsible for all costs and expenses associated with, such contracts. Assuming the Celera Genomics group continues to perform under its existing contracts, the Applied Biosystems group will reimburse the Celera Genomics group if earnings before interest, taxes, depreciation, and amortization from these contracts during the four fiscal years ending with fiscal year 2006 are below $62.5 million and the shortfall is due to business initiatives of the Applied Biosystems group.

Transfer of Business Unit from the Celera Genomics Group to the Applied Biosystems Group

Effective July 1, 2001, the Company transferred the assets, liabilities and personnel of a business unit from the Celera Genomics group to the Applied Biosystems group. The Company's Board of Directors determined that the assets of the business transferred and the liabilities of the business assumed by the Applied Biosystems group constituted fair value for the transfer. The net assets were transferred at recorded book value as an increase to the Applied Biosystems group's allocated net worth and a decrease to the Celera Genomics group's allocated net worth. The Applied Biosystems group is utilizing the resources of this business unit for initiatives, including validation of single nucleotide polymorphisms, among others.

In the following tables, the "Eliminations" column represents the elimination of intergroup activity and the loss on Celera Diagnostics, which is included once, in the "Celera Diagnostics" column, and again net within the "Celera Genomics group" column as "Loss from joint venture."

Consolidating Statement of Operations For the Year Ended June 30, 2002

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Net revenues from external customers	$ 1,579,907	$ 120,837	$ 474	$ -	$ 1,701,218
Intersegment revenues	24,112	49	8,732	(32,893)	
Net Revenues	1,604,019	120,886	9,206	(32,893)	1,701,218
Cost of sales	768,516	51,898	6,230	(27,657)	798,987
Gross Margin	835,503	68,988	2,976	(5,236)	902,231
Selling, general and administrative	340,561	42,768	6,644	48,396	438,369
Corporate allocated expenses	38,648	7,675	2,073	(48,396)	
Research, development and engineering	219,630	132,655	39,022	(9,405)	381,902
Amortization of intangible assets		7,443			7,443
Other special charges		25,754			25,754
Acquired research and development	2,200	98,981			101,181
Operating Income (Loss)	234,464	(246,288)	(44,763)	4,169	(52,418)
Loss on investments, net	(8,536)	(5,960)			(14,496)
Interest expense	(886)	(575)			(1,461)
Interest income	13,063	31,905			44,968
Other income (expense), net	(601)	(4,542)			(5,143)
Loss from joint venture		(44,763)		44,763	
Income (Loss) Before Income Taxes	237,504	(270,223)	(44,763)	48,932	(28,550)
Provision (benefit) for income taxes	69,023	(58,451)		1,459	12,031
Net Income (Loss)	$ 168,481	$ (211,772)	$ (44,763)	$ 47,473	$ (40,581)

NOTES

Consolidating Statement of Financial Position At June 30, 2002

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 441,328	$ 28,890	$ -	$ -	$ 470,218
Short-term investments	29,653	860,032			889,685
Accounts receivable, net	376,375	29,950	177	(258)	406,244
Inventories, net	142,876	1,860	2,215	(147)	146,804
Prepaid expenses and other current assets	81,759	17,082	764	(58)	99,547
Total current assets	1,071,991	937,814	3,156	(463)	2,012,498
Property, plant and equipment, net	354,536	127,024	8,746	(1,562)	488,744
Other long-term assets	392,055	185,206	9,924	(13,028)	574,157
Total Assets	$ 1,818,582	$ 1,250,044	$ 21,826	$ (15,053)	$ 3,075,399
Liabilities and Stockholders' Equity					
Current liabilities					
Loans payable	$ 299	$ -	$ -	$ -	$ 299
Accounts payable	152,959	12,276	3,241	(258)	168,218
Accrued salaries and wages	65,187	13,585	3,393		82,165
Accrued taxes on income	92,972	8,237			101,209
Other accrued expenses	210,731	63,409	1,266	(58)	275,348
Total current liabilities	522,148	97,507	7,900	(316)	627,239
Long-term debt		17,983			17,983
Other long-term liabilities	171,203	33,936	95		205,234
Total Liabilities	693,351	149,426	7,995	(316)	850,456
Total Stockholders' Equity	1,125,231	1,100,618	13,831	(14,737)	2,224,943
Total Liabilities and Stockholders' Equity	$ 1,818,582	$ 1,250,044	$ 21,826	$ (15,053)	$ 3,075,399

Consolidating Statement of Cash Flows For the Year Ended June 30, 2002

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities From Continuing Operations					
Net income (loss)	$ 168,481	$ (211,772)	$ (44,763)	$ 47,473	$ (40,581)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:					
Depreciation and amortization	81,184	36,499	3,259	(4,148)	116,794
Asset impairments		15,563			15,563
Provisions for excess lease space and severance costs		13,106			13,106
Long-term compensation programs	3,799	1,441			5,240
Deferred income taxes	(12,431)	(26,700)		(8,404)	(47,535)
Losses from investments and sales of assets	8,536	5,559			14,095
Loss from joint venture and equity method investees		49,552		(44,763)	4,789
Nonreimbursable utilization of intergroup tax benefits	18,994	(18,994)			
Acquired research and development	2,200	98,981			101,181
Changes in operating assets and liabilities:					
Accounts receivable	27,258	(5,739)	(177)	(5,518)	15,824
Inventories	(455)	1,174	559	(21)	1,257
Prepaid expenses and other assets	(27,460)	1,962	(3,279)	58	(28,719)
Accounts payable and other liabilities	30,515	(10,501)	6,506	15,323	41,843
Net Cash Provided (Used) By Operating Activities	300,621	(49,869)	(37,895)		212,857
Investing Activities From Continuing Operations					
Additions to property, plant and equipment, net	(88,274)	(17,809)	(8,024)		(114,107)
Purchases of short-term investments, net	(29,653)	(78,975)			(108,628)
Acquisitions and investments, net	(39,473)	(48,347)		45,919	(41,901)
Proceeds from the sale of assets, net	5,228				5,228
Net Cash Used By Investing Activities	(152,172)	(145,131)	(8,024)	45,919	(259,408)
Net Cash Used By Operating Activities From Discontinued Operations	(2,843)				(2,843)
Financing Activities					
Net change in loans payable	(15,278)	(8,443)			(23,721)
Principal payments on long-term debt	(28,973)	(10,000)			(38,973)
Dividends	(36,020)				(36,020)
Net cash funding from groups			45,919	(45,919)	
Purchases of common stock for treasury	(68,950)	(941)			(69,891)
Proceeds from stock issued for stock plans	21,017	27,198			48,215
Net Cash Provided (Used) By Financing Activities	(128,204)	7,814	45,919	(45,919)	(120,390)
Effect Of Exchange Rate Changes On Cash	31,467				31,467
Net Change In Cash And Cash Equivalents	48,869	(187,186)			(138,317)
Cash And Cash Equivalents Beginning Of Year	392,459	216,076			608,535
Cash And Cash Equivalents End Of Year	$ 441,328	$ 28,890	$ -	$ -	$ 470,218

NOTES

Consolidating Statement of Operations For the Year Ended June 30, 2001

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Net revenues from external customers	$ 1,555,346	$ 88,680	$ 100	$ -	$ 1,644,126
Intersegment revenues	64,149	705	1,487	(66,341)	
Net Revenues	1,619,495	89,385	1,587	(66,341)	1,644,126
Cost of sales	774,475	42,990	986	(37,739)	780,712
Gross Margin	845,020	46,395	601	(28,602)	863,414
Selling, general and administrative	337,871	49,057	1,077	52,054	440,059
Corporate allocated expenses	42,797	9,257		(52,054)	
Research, development and engineering	184,491	164,693	4,484	(30,251)	323,417
Amortization of goodwill and intangible assets		43,934			43,934
Other special charges		69,069			69,069
Operating Income (Loss)	279,861	(289,615)	(4,960)	1,649	(13,065)
Gain on investments, net	14,985				14,985
Interest expense	(1,296)	(829)			(2,125)
Interest income	16,767	63,581			80,348
Other income (expense), net	(5,832)	(839)			(6,671)
Loss from joint venture		(4,960)		4,960	
Income (Loss) Before Income Taxes	304,485	(232,662)	(4,960)	6,609	73,472
Provision (benefit) for income taxes	92,094	(46,433)		577	46,238
Net Income (Loss)	$ 212,391	$ (186,229)	$ (4,960)	$ 6,032	$ 27,234

NOTES

Consolidating Statement of Financial Position At June 30, 2001

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 392,459	$ 216,076	$ -	$ -	$ 608,535
Short-term investments		779,482			779,482
Accounts receivable, net	382,560	24,019		(5,776)	400,803
Inventories, net	140,813	6,239	2,774	(168)	149,658
Prepaid expenses and other current assets	98,124	4,838	44		103,006
Total current assets	1,013,956	1,030,654	2,818	(5,944)	2,041,484
Property, plant and equipment, net	315,356	123,497	2,417	(5,710)	435,560
Other long-term assets	348,575	65,985	8,929	(12,675)	410,814
Total Assets	$ 1,677,887	$ 1,220,136	$ 14,164	$ (24,329)	$ 2,887,858
Liabilities and Stockholders' Equity					
Current liabilities					
Loans payable	$ 14,678	$ -	$ -	$ -	$ 14,678
Current portion of long-term debt	30,480				30,480
Accounts payable	162,104	21,024	912	(5,776)	178,264
Accrued salaries and wages	49,553	15,088	213		64,854
Accrued taxes on income	82,717	2,561		(2,262)	83,016
Other accrued expenses	168,552	46,907	364		215,823
Total current liabilities	508,084	85,580	1,489	(8,038)	587,115
Other long-term liabilities	128,592	23,840			152,432
Total Liabilities	636,676	109,420	1,489	(8,038)	739,547
Total Stockholders' Equity	1,041,211	1,110,716	12,675	(16,291)	2,148,311
Total Liabilities and Stockholders' Equity	$ 1,677,887	$ 1,220,136	$ 14,164	$ (24,329)	$ 2,887,858

Consolidating Statement of Cash Flows For the Year Ended June 30, 2001

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities From Continuing Operations					
Net income (loss)	$ 212,391	$ (186,229)	$ (4,960)	$ 6,032	$ 27,234
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:					
Depreciation and amortization	66,794	65,503	549	(3,695)	129,151
Asset impairments		69,069			69,069
Long-term compensation programs	4,477	1,605			6,082
Deferred income taxes	20,488	(8,449)		3,942	15,981
Gains from sales of assets	(14,985)				(14,985)
Loss from joint venture		4,960		(4,960)	
Nonreimbursable utilization of intergroup tax benefits	32,197	(32,197)			
Changes in operating assets and liabilities:					
Tax benefit receivable from the Applied Biosystems group		16,702		(16,702)	
Accounts receivable	(42,279)	(9,083)		2,063	(49,299)
Inventories	4,231	(2,903)	(499)	168	997
Prepaid expenses and other assets	(34,327)	(158)	39		(34,446)
Accounts payable and other liabilities	(107,315)	32,629	32	11,274	(63,380)
Net Cash Provided (Used) By Operating Activities	141,672	(48,551)	(4,839)	(1,878)	86,404
Investing Activities From Continuing Operations					
Additions to property, plant and equipment, net	(143,663)	(33,817)	(1,734)	1,878	(177,336)
Purchases of short-term investments, net		(238,115)			(238,115)
Acquisitions and investments, net	(5,912)	(9,573)		6,573	(8,912)
Proceeds from the sale of assets, net	15,498				15,498
Net Cash Used By Investing Activities	(134,077)	(281,505)	(1,734)	8,451	(408,865)
Net Cash Used By Operating Activities From Discontinued Operations	(2,860)				(2,860)
Financing Activities					
Net change in loans payable	1,553				1,553
Principal payments on long-term debt		(46,000)			(46,000)
Dividends	(35,669)				(35,669)
Net cash funding from groups			6,573	(6,573)	
Proceeds from stock issued for stock plans	37,836	22,238			60,074
Net Cash Provided (Used) By Financing Activities	3,720	(23,762)	6,573	(6,573)	(20,042)
Effect Of Exchange Rate Changes On Cash	(10,604)				(10,604)
Net Change In Cash And Cash Equivalents	(2,149)	(353,818)			(355,967)
Cash And Cash Equivalents Beginning Of Year	394,608	569,894			964,502
Cash And Cash Equivalents End Of Year	$ 392,459	$ 216,076	$ -	$ -	$ 608,535

Consolidating Statement of Operations For the Year Ended June 30, 2000

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Eliminations	Consolidated
Net revenues from external customers	$ 1,328,288	$ 42,747	$ -	$ 1,371,035
Intersegment revenues	59,812		(59,812)	
Net Revenues	1,388,100	42,747	(59,812)	1,371,035
Cost of sales	637,693	15,045	(28,639)	624,099
Gross Margin	750,407	27,702	(31,173)	746,936
Selling, general and administrative	348,037	35,553	53,321	436,911
Corporate allocated expenses	45,852	7,469	(53,321)	
Research, development and engineering	141,194	148,620	(34,229)	255,585
Amortization of goodwill and intangible assets		4,166		4,166
Other special charges	2,142			2,142
Operating Income (Loss)	213,182	(168,106)	3,056	48,132
Gain on investments, net	48,603			48,603
Interest expense	(1,386)	(2,115)		(3,501)
Interest income	18,620	20,808		39,428
Intergroup interest income (expense)	(6,740)	6,740		
Other income (expense), net	3,446			3,446
Income (Loss) Before Income Taxes	275,725	(142,673)	3,056	136,108
Provision (benefit) for income taxes	89,478	(49,936)	1,070	40,612
Net Income (Loss)	$ 186,247	$ (92,737)	$ 1,986	$ 95,496

Consolidating Statement of Cash Flows For the Year Ended June 30, 2000

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Eliminations	Consolidated
Operating Activities From Continuing Operations				
Net income (loss)	$ 186,247	$ (92,737)	$ 1,986	$ 95,496
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:				
Depreciation and amortization	54,513	29,575	(3,389)	80,699
Long-term compensation programs	9,652	883		10,535
Deferred income taxes	(19,428)	(6,971)		(26,399)
Gains from sales of assets	(56,801)			(56,801)
Changes in operating assets and liabilities:				
Tax benefit receivable from the Applied Biosystems group		(6,767)	6,767	
Accounts receivable	(62,186)	(11,620)	1,268	(72,538)
Inventories	(2,795)	615		(2,180)
Prepaid expenses and other assets	(22,396)	(446)		(22,842)
Accounts payable and other liabilities	80,061	29,138	(6,965)	102,234
Net Cash Provided (Used) By Operating Activities	166,867	(58,330)	(333)	108,204
Investing Activities From Continuing Operations				
Additions to property, plant and equipment, net	(94,449)	(29,498)	333	(123,614)
Purchases of short-term investments, net		(541,127)		(541,127)
Acquisitions and investments, net	(20,748)	(2,275)		(23,023)
Proceeds from the sale of assets, net	82,763			82,763
Proceeds from the collection of notes receivable	150,000			150,000
Net Cash Provided (Used) By Investing Activities	117,566	(572,900)	333	(455,001)
Net Cash Used By Operating Activities From Discontinued Operations	(15,081)			(15,081)
Financing Activities				
Net change in loans payable	6,701	46,000		52,701
Dividends	(26,358)			(26,358)
Net proceeds from follow-on stock offering		943,303		943,303
Proceeds from stock issued for stock plans	43,434	17,613		61,047
Payment of intergroup note	(150,000)	150,000		
Net cash allocated (to) from the groups	27,283	(27,283)		
Net Cash Provided (Used) By Financing Activities	(98,940)	1,129,633		1,030,693
Effect Of Exchange Rate Changes On Cash	(12,334)			(12,334)
Net Change In Cash And Cash Equivalents	158,078	498,403		656,481
Cash And Cash Equivalents Beginning Of Year	236,530	71,491		308,021
Cash And Cash Equivalents End Of Year	$ 394,608	$ 569,894	$ -	$ 964,502

Report of Management

To the Stockholders of Applera Corporation

Management is responsible for the accompanying consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, it is necessary for management to make informed judgments and estimates which it believes are appropriate under the circumstances. Financial information presented elsewhere in this annual report is consistent with that in the financial statements.

In meeting its responsibility for preparing reliable financial statements, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with corporate policy and management authorization. The Company believes its accounting controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or would be detected within a timely period. In designing such control procedures, management recognizes judgments are required to assess and balance the costs and expected benefits of a system of internal accounting controls. Adherence to these policies and procedures is reviewed through a coordinated audit effort of the Company's internal audit staff and independent accountants.

The Audit/Finance Committee of the Board of Directors is comprised solely of outside directors and is responsible for overseeing and monitoring the quality of the Company's accounting and auditing practices. The independent accountants and internal auditors have full and free access to the Audit/Finance Committee and meet periodically with the committee to discuss accounting, auditing, and financial reporting matters.



Dennis L. Winger
Senior Vice President and Chief Financial Officer



Tony L. White
Chairman, President, and Chief Executive Officer

Report of Independent Accountants

To the Stockholders and Board of Directors of Applera Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Applera Corporation and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in fiscal 2002.



PricewaterhouseCoopers LLP
Stamford, Connecticut
July 25, 2002

BOARD OF DIRECTORS

Tony L. White
Chairman, President, and Chief Executive Officer
Applera Corporation
Director since 1995
(1)

Richard H. Ayers
Retired Chairman and Chief Executive Officer
The Stanley Works
Director since 1988
(1,2)

Jean-Luc Bélingard
President
Beaufour Ipsen Group
Director since 1993
(3,4,5)

Robert H. Hayes, Ph.D.
Philip Caldwell Professor, Emeritus
Harvard Business School
Director since 1985
(1,2,5)

Arnold J. Levine, Ph.D.
Visiting Professor
Institute for Advanced Studies
Director since 1999
(3,4,5)

Theodore E. Martin
Retired President and Chief Executive Officer
Barnes Group Inc.
Director since 1999
(2)

Carolyn W. Slayman, Ph.D.
Sterling Professor and Deputy Dean
Yale University School of Medicine
Director since 1994
(1,3,4,5)

Orin R. Smith
Retired Chairman and Chief Executive Officer
Engelhard Corporation
Director since 1995
(3,4)

Georges C. St. Laurent, Jr.
Principal
St. Laurent Properties
Former Chief Executive Officer
Western Bank
Director since 1996
(3,4,5)

James R. Tobin
President and Chief Executive Officer
Boston Scientific Corporation
Director since 1999
(2)

Committee Memberships:
1 *Executive Committee*
2 *Audit/Finance Committee*
3 *Management Resources Committee*
4 *Nominating/Corporate Governance Committee*
5 *Technology Advisory Committee*

CORPORATE OFFICERS

Tony L. White*
Chairman, President, and Chief Executive Officer

David S. Block, M.D.
Vice President
Celera Genomics

Robert F.G. Booth, Ph.D.
Vice President
Celera Genomics

Samuel E. Broder, M.D.
Vice President
Celera Genomics

Patrick T. Carroll
Vice President
Applied Biosystems

Ugo D. DeBlasi
Finance
Celera Genomics

Paul D. Grossman
Intellectual Property
Applied Biosystems

Michael W. Hunkapiller, Ph.D.*
Senior Vice President and President
Applied Biosystems

Vikram Jog
Corporate Controller

Robert C. Jones
Vice President
Applied Biosystems

Barbara J. Kerr*
Vice President Human Resources

Victor K. Lee
Intellectual Property
Celera Diagnostics

Thomas P. Livingston
Secretary

Wayne W. Montgomery
Intellectual Property
Celera Genomics

Sandeep Nayyar
Finance
Applied Biosystems

Tama Olver
Vice President and Chief Information Officer

Kathy Ordoñez*
Senior Vice President and President
Celera Genomics and Celera Diagnostics

John S. Ostaszewski
Treasurer

Robert P. Ragusa
Vice President
Applied Biosystems

William B. Sawch*
Senior Vice President and General Counsel

Deborah A. Smeltzer
Vice President
Applied Biosystems

Thomas J. White, Ph.D.
Vice President
Celera Diagnostics

Dennis L. Winger*
Senior Vice President and Chief Financial Officer

* *Member, Management Executive Committee*

PRINCIPAL OFFICES

Applera Corporation
301 Merritt 7
Norwalk, CT 06851-1070
T 203.840.2000
www.applera.com

Mailing Address:
Applera Corporation
301 Merritt 7
P.O. Box 5435
Norwalk, CT 06856-5435

Applied Biosystems
850 Lincoln Centre Drive
Foster City, CA 94404
T 650.570.6667
www.appliedbiosystems.com

Celera Genomics
45 West Gude Drive
Rockville, MD 20850
T 240.453.3000
www.celera.com

Celera Diagnostics
1401 Harbor Bay Parkway
Alameda, CA 94502
T 510.749.4200
www.celeradiagnostics.com

STOCKHOLDER RESPONSE CENTER

EquiServe Trust Company, N.A., the stockholder services and transfer agent, will answer questions about accounts, certificates, and dividends. Please call toll-free: 800.730.4001 or write to:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
www.equiserve.com

DIVIDEND REINVESTMENT

The Applied Biosystems Dividend Reinvestment Plan provides owners of Applera–Applied Biosystems stock with a convenient, automatic, and inexpensive way to purchase additional shares. For information and an enrollment form, contact EquiServe Trust Company at the address above.

STOCKHOLDER PUBLICATIONS

Applera Corporation information, including quarterly earnings releases, is available by calling 800.762.6923. This menu-driven system allows callers to receive specific news releases by fax within minutes of a request. Corporate publications, including the annual report, proxy statement, and Securities and Exchange Commission filings (Forms 10-K, 10-Q, etc.), may also be requested and will be sent by mail.

STOCK EXCHANGE LISTINGS

The Applera–Applied Biosystems and Applera–Celera Genomics stocks are listed on the New York and Pacific exchanges under the symbols ABI and CRA, respectively.

FORM 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the Secretary at the 301 Merritt 7 corporate address.

INFORMATION VIA INTERNET

Internet users can access information on Applera Corporation, its public announcements, including press releases, quarterly conference calls, products, and services, and other items of interest, at the following address:

www.applera.com

Alternatively, you may request this information by writing to:

Applera Corporation
Corporate Communications
850 Lincoln Centre Drive
Foster City, CA 94404

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, October 17, 2002, at 9:30 a.m. at 301 Merritt 7, Norwalk, CT 06851.

INVESTOR RELATIONS

Vice President, Investor Relations
Peter Dworkin

Investment professionals should call 650.554.2449.

CORPORATE COMMUNICATIONS

Vice President, Corporate Communications
Carolyn E. Christenson

News media representatives and others seeking general information should call 650.554.2636.

TRADEMARKS

AB (Design), API 4000, Applera, Assays-by-Design, Assays-on-Demand, Celera, Celera Diagnostics, Celera Discovery System, Celera Genomics, the Celera Spirit, and ViroSeq are trademarks and ABI PRISM, Applied Biosystems, BigDye are registered trademarks of Applera Corporation or its subsidiaries in the United States and certain other countries. Q TRAP is a trademark of Applied Biosystems/MDS SCIEX Instruments MDS Inc. TaqMan is a registered trademark of Roche Molecular Systems, Inc. ICAT is a trademark of the University of Washington, exclusively licensed to the Applied Biosystems Group of Applera Corporation.

EQUAL EMPLOYMENT OPPORTUNITY AND AFFIRMATIVE ACTION

Applera Corporation has long been committed to Equal Employment Opportunity and Affirmative Action. A policy of positive action is the foundation of this commitment and is typified at Applera Corporation by programs directed toward responsible community involvement.

Applera Corporation

Applera Corporation
301 Merritt 7
Norwalk, CT 06851
tel 203.840.2000
www.applera.com

121PU05-01